As filed with the Securities and Exchange Commission on July 30, 2007

Securities Act File No. 333-113831 Investment Company Act File No. 811-21537

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
(CHECK APPROPRIATE BOX OR BOXES)
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	|X|
PRE-EFFECTIVE AMENDMENT NO.	| |
POST-EFFECTIVE AMENDMENT NO. 5	|X|

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	|X|
AMENDMENT NO. 8	|X|

BlackRock Multi-Strategy Hedge Opportunities LLC
(Exact name of Registrant as specified in Charter)

BlackRock Advisors, LLC 100 Bellevue Parkway Wilmington, Delaware 19809

(Address of principal executive offices)
Registrant’s Telephone Number, including Area Code: 1-877-GPC-ROCK

Howard P. Berkowitz Managing Director BlackRock Investment Management, LLC 55 East 52nd Street New York, New York 10065 1-877-GPC-ROCK

(Name and address of agent for service)

Copies to:
Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X]
It is proposed that this filing will become effective: [X] when declared effective pursuant to Section 8(c)

If appropriate, check the following box: [ ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is _____.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

TITLE OF SECURITIES BEING REGISTERED	AMOUNT BEING REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT	PROPOSED MAXIMUM AGGREGATE OFFERING AMOUNT	AMOUNT OF REGISTRATION FEE

Units of Limited Liability Company Interests	500,000,000	$1	$500,000,000	$63,350[1]

[1]	Paid in connection with the company’s filing on September 30, 2004. No new interests in the company are being registered by this filing.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET PARTS A AND B OF PROSPECTUS

Item No.	Caption	Location
1.	Outside Front Cover Page	Outside Front Cover Page
2.	Cover Pages and Other Offering Information	Inside Front Cover and Outside Back Cover Pages
3.	Fee Table and Synopsis	Summary of Fees and Expenses
4.	Financial Highlights	Financial Highlights
5.	Plan of Distribution	Subscriptions for Units
6.	Selling Shareholders	Not Applicable
7.	Use of Proceeds	Use of Proceeds
8.	General Description of the Registrant	The Company
9.	Management	Management of the Company The Adviser Administrator Custodian and Escrow Agent Management Fee
10.	Capital Stock, Long-Term Debt, and Other Securities	Capital Accounts and Allocations
11.	Defaults and Arrears on Senior Securities	Not Applicable
12.	Legal Proceedings	Not Applicable
13.	Table of Contents of the Statement of Additional Information	Not Applicable
14.	Cover Page of SAI	Not Applicable
15.	Table of Contents	Table of Contents
16.	General Information and History	The Company
17.	Investment Objective and Policies	Investment Program
18.	Management	See Item 9 Above
19.	Control Persons and Principal Holders of Securities	Management of the Company
20.	Investment Advisory and Other Services	The Adviser Management Fee
21.	Brokerage Allocation and Other Practices	Brokerage
22.	Tax Status	Tax Aspects
23.	Financial Statements	Financial Statements

PART A — INFORMATION REQUIRED IN A PROSPECTUS PART B — INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

The information required to be included in this Registration Statement by Part A and Part B of Form N-2 is contained in the offering memorandum that follows.

PROSPECTUS

July 30, 2007

BlackRock Multi-Strategy Hedge
Opportunities LLC

Units of Limited Liability Company Interests

        BlackRock Multi-Strategy Hedge Opportunities LLC (the “Company”) is a limited liability company registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The investment objective of the Company is to seek high total returns over a full market cycle through investment in hedge funds and other investment vehicles pursuing alternative investment strategies.

        The units of limited liability company interests in the Company (“Units”) are not deposits in, obligations of, or guaranteed by the Adviser (as defined below) or any of its affiliates, are not government guaranteed or insured, and are subject to investment risks, including the possible loss of the principal amount invested. See “Types of Investments and Related Risks.”

TOTAL OFFERING

	Price to Public(1)	Sales Load (Distribution Fees)(2)	Proceeds to the Company

Per Unit	$1.267415*	$0.036915	$1.2305

Total	$515,000,000	$15,000,000	$500,000,000(3)

*	The Units are offered on a best efforts basis at a price equal to net asset value which ranged from $0.9787 to $1.2305 per Unit between January 1, 2005 (commencement of operations) to the date of this Prospectus.
(1)	The minimum initial investment in the Units by an investor is $25,000. Subsequent investments must be at least $10,000.
(2)	Assumes maximum distribution fees of 3%. Investments of less than $100,000 are subject to a distribution fee of 3%, investments of less than $500,000 (but equal to or greater than $100,000) are subject to a distribution fee of 2%, and investments equal to or greater than $500,000 are subject to a distribution fee of 1%, in each case, computed as a percentage of the subscription amount. Under a right of accumulation offered by the Company, the amount of each additional subscription for Units by an investor, as well as subscriptions by immediate family members (if requested), will be aggregated with the amount of such investor’s initial investment and any other additional previous investments by the investor in determining the applicable distribution fee. An investor’s immediate family members include his or her spouse, child, sibling and parent(s). Certain types of investors will not be charged these fees. See “Subscriptions for Units.”
(3)	These estimated proceeds assume the sale of all Units registered under the offering.

        BlackRock Distributors, Inc. (“BDI”) and FAM Distributors, Inc. (“FAMD”), each an affiliate of the Adviser, acts as a principal underwriter with respect to the Company and serves in that capacity on a reasonable best efforts basis, subject to various conditions. The principal business address of BDI is 760 Moore Road, King of Prussia, Pennsylvania, 19406 and the principal business address of FAMD is 800 Scudders Mill Road, Plainsboro, New Jersey 08536. Additional distributors (collectively with BDI and FAMD, the “Distributors”) also may be appointed. Distribution fees payable to the Distributors are charged as a percentage of a prospective investor’s subscription amount. The distribution fee represents a payment in addition to the subscription and will neither constitute a capital contribution made by the investor to the Company nor form part of the assets of the Company. BDI and FAMD also provide certain ongoing investor and shareholder servicing services pursuant to a Member Services Agreement with the Company for which the Company pays a monthly fee computed at the annual rate of 0.25% of the Company’s average month-end net assets. See “Member and Account Service Arrangements.” Units will be sold only to investors qualifying as “Eligible Investors” as described in this Prospectus.

        Additional information about the Company has been filed with the Securities and Exchange Commission (“SEC”) and is available upon written or oral request and without charge. For a free copy of the Company’s annual or semi-annual report or to request other information or ask questions about the Company, call 1-877-GPC-ROCK. The Company’s annual and semi-annual reports are also available free of charge via hyperlink at www.blackrock.com.

        Neither the SEC nor any other U.S. federal or state governmental agency or regulatory authority has approved or disapproved the merits of an investment in these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

        This Prospectus sets forth concisely information about the Company that a prospective investor should know before investing, and should be retained for future reference. It includes the information required to be included in a prospectus and statement of additional information. The Company’s annual and semi-annual reports (following the Company’s completion of an annual or semi-annual period, as applicable) and other related materials will be available from the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) Database on the SEC’s website (http://www.sec.gov).

55 East 52nd Street
New York, New York 10055
Tel. 1-877-GPC-ROCK

TO ALL INVESTORS

        This Prospectus will not constitute an offer to sell or the solicitation of an offer to buy, and no sale of Units will be made, in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale. No person has been authorized to make any representations concerning the Company that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus. Prospective investors should not construe the contents of this Prospectus as legal, tax or financial advice. Each prospective investor should consult his, her or its own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Company for the investor. This Prospectus is qualified in its entirety by reference to the First Amended and Restated Limited Liability Company Agreement of BlackRock Multi-Strategy Hedge Opportunities LLC (the “LLC Agreement”). The Units are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the LLC Agreement.

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TABLE OF CONTENTS

Offering Summary	5
Summary of Fees and Expenses	17
The Company	19
Use of Proceeds	19
Structure	19
Investment Program	19
Types of Investments and Related Risks	23
Other Risks	31
Limits of Risk Disclosures	32
Investment Policies and Restrictions	32
Management of the Company	33
The Adviser	40
Investment Advisory Agreement	43
Code of Ethics	44
Voting	44
Brokerage	45
Administrator	46
Member and Account Services Arrangements	46
Custodian and Escrow Agent	46
Company Expenses	47
Management Fee	47
Capital Accounts and Allocations	48
Conflicts of Interest	51
Subscriptions for Units	58
Redemptions, Repurchases and Transfers of Units	59
Tax Aspects	63
ERISA Considerations	75
Additional Information Regarding the Limited Liability Company Agreement	76
Reports to Members	77
Term, Dissolution and Liquidation	77
Fiscal Year	77
Independent Registered Public Accounting Firm	77
Legal Counsel	77
Inquiries and Financial Information	78
BlackRock Privacy Principles	78
Appendix A — Investor Qualifications	A-1

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OFFERING SUMMARY

        In making an investment decision, an investor must rely upon his, her or its own examination of the Company and the terms of the offering, including the merits and risks involved in acquiring the Units of the Company. This is only a summary of information to consider before investing and is qualified in its entirety by the more detailed information that follows elsewhere in this Prospectus. An investor should review the entire Prospectus before making a decision to subscribe for Units of the Company.

The Company

BlackRock Multi-Strategy Hedge Opportunities LLC (the “Company”) is a limited liability company organized under the laws of the State of Delaware and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. The Company sells units of limited liability company interests in the Company (the “Units”) in modest minimum denominations to high net worth individuals and institutional investors. The Units have substantial restrictions on transfers.

The assets of the Company are actively managed. The capital accounts of persons who purchase the Units are subject to an asset-based fee payable to BlackRock Advisors, LLC, the investment adviser to the Company (the “Adviser”). Unlike many private investment funds that pursue similar investment policies, the Company has registered as an investment company under the 1940 Act and has registered its Units under the Securities Act of 1933, as amended (the “1933 Act”). Investors who subscribe for Units and are admitted to the Company by its Board of Directors will become members of the Company (“Members”).

Investment Objective and Investment Program

The Company’s investment objective is to seek high total returns over a full market cycle through investments in hedge funds and other investment vehicles that pursue alternative investment strategies. The Company seeks to accomplish its objective by investing primarily in hedge funds, commodity pools, funds-of-funds and other alternative investment pools (collectively, “Portfolio Funds”) managed by securities and commodity trading advisors (“Portfolio Fund Managers”). Although the Company is not required to maintain exposure to any particular strategies, the Adviser anticipates that the Company will typically gain exposure, through its investment in Portfolio Funds, to a number of common alternative investment strategies, such as relative value, global macro, long/short equity and event driven strategies. The Portfolio Funds in which the Company invests will be sponsored and managed by companies other than the Adviser and its affiliates. The Company may, however, invest its uninvested cash balances in affiliated money market funds.

The Adviser allocates the Company’s assets to Portfolio Funds that pursue one or more types of a variety of strategies. In allocating assets, the Adviser determines which investment strategies should be included in the Company’s investment portfolio (based on its evaluation of market conditions) and the amount of Company assets to be allocated to such strategies. The Adviser then selects Portfolio Fund Managers that employ such strategies. The Adviser may take into account a number of factors when considering a Portfolio Fund Manager’s ability to manage assets using a particular investment style or styles, including:

• the length of the Portfolio Fund Manager’s experience in that style;

• the Portfolio Fund Manager’s capacity to manage assets in that style;

• quantitative analysis of the Portfolio Fund Manager’s historical performance; and

• qualitative judgments of the Portfolio Fund Manager’s organizational structure, professional depth and stability, and internal controls and risk management.

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The Company relies on the Adviser’s ability to select appropriate investment strategies and to select and monitor Portfolio Fund Managers to implement such strategies. Because the Adviser generally will not trade the Company’s assets itself (other than in allocating assets to Portfolio Funds), prospective investors should consider that their return will be largely dependent on the ability of the Adviser to select Portfolio Fund Managers who perform well over time.

The Adviser allocates assets to Portfolio Funds based upon, among other things, quantitative techniques and risk management guidelines that seek to maintain an appropriate level of diversification. The Company, however, is considered a non-diversified company under the 1940 Act and may thus concentrate its assets in fewer issuers than a fund that is organized as a “diversified” fund under the 1940 Act. The Company seeks to invest in Portfolio Funds that, in the aggregate, maintain exposure to a range of strategies, markets and national economies. In addition to seeking a level of diversification, the Adviser may emphasize certain strategies that the Adviser believes are more likely to be profitable than others due to its assessment of prevailing market conditions. Based upon the number of available Portfolio Fund Managers pursuing an investment strategy and the Adviser’s view of the investment potential and diversification benefits of such strategy, certain of the Portfolio Funds selected by the Adviser may be allocated substantially larger portions of the Company’s assets than other Portfolio Funds. The Adviser will conduct periodic reviews of each Portfolio Fund’s performance and make allocations and reallocations of the assets based upon an ongoing evaluation of investment performance, changes in the investment strategies or capabilities of Portfolio Funds and changes in market conditions.

The Adviser anticipates that the number and identity of Portfolio Funds will vary over time, at the Adviser’s discretion, as a result of allocations and reallocations among existing and new Portfolio Funds and the performance of each Portfolio Fund as compared to the performance of the other Portfolio Funds. The Adviser may select new Portfolio Funds, or redeem from Portfolio Funds (subject to the policies of the Portfolio Funds), at any time without prior notice to, or the consent of, investors in the Company. There is no minimum or maximum number of Portfolio Funds in which the Company must be invested at any time. The Adviser, however, will not allocate more than 20% of the Company’s net assets (measured at the time of investment) to any Portfolio Fund, but may invest more than 20% of the Company’s net assets (measured at the time of investment) in two or more Portfolio Funds managed by the same Portfolio Fund Manager.

There can be no assurance that the Company’s objective will be achieved.

Risk Factors

The Investment Program Is Speculative and Entails Substantial Risks. All securities investing and trading activities risk the loss of capital. No assurance can be given that the Company’s investment objective will be achieved or that the performance of the Company will be positive over any period of time. Many of the Portfolio Funds may use leverage, engage in short sales and derivative transactions, maintain concentrated portfolios, invest in illiquid securities or pursue other speculative and risky strategies. The Company may experience significant losses from investing in Portfolio Funds that use such strategies. As a non-diversified investment company, the Company is not subject to the percentage limitations imposed on diversified investment companies by the 1940 Act with respect to the portion of its assets that may be invested in the securities of any one issuer. As a result, the investment portfolio of the Company may be subject to greater risk and volatility than if the portfolio were invested in the securities of a broader range of issuers.

Investment in the Company Is Not Suitable for All Investors. Prospective investors in the Company should review carefully the discussion under the caption “Types of

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Investments and Related Risks” for specific risks associated with the Company and the Portfolio Fund Managers’ styles of investing. An investment in the Company is not appropriate for all investors and is not intended to be a complete investment program. An investment in the Company should be made only by investors who understand the nature of the investment and do not require more than limited liquidity in this investment. An investor could incur substantial, or even total, losses on an investment in the Company. The Units are only suitable for persons willing to accept this high level of risk.

Proprietary Investment Strategies. The Portfolio Fund Managers may use proprietary investment strategies that are based on considerations and factors that are not fully disclosed to the Adviser or the Company. The Portfolio Fund Managers generally use investment strategies that differ, and involve greater risk and expense, from those typically employed by traditional managers of portfolios of stocks and bonds. These strategies may involve risks that are not anticipated by the Portfolio Fund Managers, the Adviser or the Company.

Substantial Use of Options and other Derivatives. Certain of the Portfolio Fund Managers may engage in a substantial amount of options trading, both for speculative and for hedging purposes. Options trading involves certain risks that trading in the underlying securities alone does not. For example, interest rates and market volatility affect option values, and options have limited life spans and may expire worthless despite the underlying position becoming profitable soon thereafter. Certain of the Portfolio Fund Managers make extensive use of other types of derivatives in their trading. Derivatives often carry a high degree of embedded leverage and, consequently, are highly price sensitive to changes in interest rates, government policies, economic forecasts and other factors that generally have a much less direct impact on the price levels of the underlying instruments. Derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty (including risks relating to the financial soundness and creditworthiness of the counterparty), legal risk and operations risk.

Investment in Equity Securities; Undervalued Companies. Portfolio Funds’ investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Equity positions may be taken in small and medium capitalization companies, with limited operating histories and financial resources. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. The level of volatility in portfolio holdings also may be increased to the extent the market moves in a manner not anticipated by a Portfolio Fund Manager. Additionally, certain of the Portfolio Fund Managers may invest in securities that they consider to be undervalued. These securities may be issued by companies in financial distress from which there can be no assurance that they will recover. In the event of an economic downturn, many companies in “turnaround” situations are likely to fail, causing their securities to become worthless.

Inadequate Return. No assurance can be given that the returns on the Company’s investments will be commensurate with the risk of investment in the Company. Hedge fund returns dropped significantly in recent years in comparison to their historic returns, and there can be no assurance that their returns, as an asset class, in future periods will continue to reflect previous historical levels. This may be due in part to changes in market conditions affecting hedge funds’ investments and strategies, as well as the proliferation of hedge funds pursuing similar strategies (thereby making it difficult for one hedge fund to outperform others). All of the foregoing considerations relating to hedge funds have been identified as serious risks

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by a number of investment commentators, including senior executives of affiliates of the Adviser. Investors should not commit money to the Company unless they have the resources to sustain the loss of their entire investment.

There Are Special Tax Risks. Special tax risks are associated with an investment in the Company, including the risk that investors will be required to obtain extensions of time to file their tax returns due to delayed reporting of relevant information to the Company by one or more of the Portfolio Funds to which it has allocated capital. See “Other Risks — Tax Considerations; Distributions to Members and Payment of Tax Liability.”

Limited Operating History. Certain Portfolio Funds may be, recently formed with a limited operating history upon which prospective investors can evaluate its potential performance. The past investment performance of Portfolio Fund Managers with which the Company invests or expects to invest its assets should not be construed as an indication of the future results of an investment in the Company.

The Units Have Limited Liquidity. It is anticipated that Units will not be listed on any securities exchange or traded in other markets, and Units will be subject to substantial restrictions on transfer. Although the Company expects to offer to repurchase Units from the Members from time to time, no assurance can be given that these repurchases will occur as scheduled or at all.

The Company Bears the Fees of its Underlying Portfolio Fund Managers and the Fee Arrangements of Those Managers May Involve Special Risks. As noted above, each Portfolio Fund Manager to which the Adviser allocates assets generally will charge an asset-based fee, and some or all of the Portfolio Fund Managers will receive performance-based compensation (either fees or in the form of profit “allocations”). The asset-based fees of the Portfolio Fund Managers are generally expected to range from 1% to 3% annually of the net assets under their management and the performance compensation to the Portfolio Fund Managers is generally expected to range from 15% to 25% of net profits annually. The receipt of performance compensation by a Portfolio Fund Manager may create an incentive for a Portfolio Fund Manager to take positions that involve more risk than the Portfolio Fund Manager might otherwise have accepted. The Portfolio Fund Managers receive incentive compensation based on each such Portfolio Fund Manager’s individual performance, not the overall performance of the Company. Consequently, the Company may pay incentive compensation to certain Portfolio Fund Managers even while incurring overall losses.

A Portfolio Fund Manager will receive any performance compensation to which it is entitled, irrespective of the performance of the other Portfolio Funds and the Company generally. Thus, a Portfolio Fund Manager with positive performance may receive performance compensation from the Company, as an investor in an underlying Portfolio Fund, and indirectly from the Company’s investors, even if the Company’s overall returns are negative. Investment decisions for the Portfolio Funds are made by the Portfolio Fund Managers independently of each other. Consequently, at any particular time, one Portfolio Fund may be purchasing interests in an issuer that at the same time are being sold by another Portfolio Fund. Investing by Portfolio Funds in this manner could cause the Company to incur certain transaction costs without accomplishing any net investment result.

There Are Special Risks Related to Investments in the Portfolio Funds. Portfolio Funds generally permit redemptions only at infrequent intervals, and in some cases only up to a specified percentage of assets. Portfolio Funds may permit or require that redemptions of interests be made in kind. Upon its withdrawal of all or a portion of its interest in a Portfolio Fund, the Company may receive securities that are illiquid or difficult to value. In such a case, the Adviser would seek to cause the Company to dispose of these securities in a manner that is in the Company’s best

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interests. The Company may not be able to withdraw from a Portfolio Fund except at certain designated times, limiting the ability of the Adviser to withdraw assets from a Portfolio Fund that may have poor performance or for other reasons. The Company also may be subject to fees imposed on withdrawals from the Portfolio Funds, especially with respect to “early withdrawals” made within the “lock-up” or penalty period, if any, of a particular Portfolio Fund.

To the extent the Company’s holdings in a Portfolio Fund afford it no ability to vote on matters relating to the Portfolio Fund, the Company will have no say in matters that could adversely affect the Company’s investment in the Portfolio Fund.

Board of Directors

The Company has a Board of Directors (each member a “Director” and collectively, the “Board of Directors”) that has overall responsibility for monitoring and overseeing the Company’s investment program and its management and operations. Each investor, by investing in the Company and being admitted to the Company by its Board of Directors, will become a “Member” of the Company and will be deemed to have voted for the election of each initial Director. Any vacancy on the Board of Directors may be filled by the remaining Directors, except to the extent the 1940 Act requires the election of Directors by the Members. The Directors consist of five individuals, four of whom are “Independent Directors” who are not “interested persons” (as defined by the 1940 Act) of the Company or the Adviser. See “Management of the Company — Board of Directors” and “Directors and Officers.”

The Company has entered into an investment advisory agreement (the “Investment Advisory Agreement”) with the Adviser. In addition, the Adviser has entered into a subadvisory agreement with BlackRock Investment Management, LLC (“BIM”). The Investment Advisory Agreement and the subadvisory agreement continue in effect for an initial two-year term and from year to year thereafter if the continuance is approved annually by the Board of Directors (including a majority of the Independent Directors). The Board of Directors may terminate the Investment Advisory Agreement on 60 days’ prior written notice to the Adviser. See “Investment Advisory Agreement.” A discussion of the basis for the Board of Directors’ approval of the Investment Advisory Agreement with the Adviser and the sub-advisory agreement between the Adviser and BIM is included in the Company’s semi-annual shareholder report for the fiscal period ended September 30, 2006.

Adviser and Sub-Adviser

BlackRock Advisors, LLC is the Company’s Adviser and manages the Company’s investments subject to the oversight of the Board of Directors. While the Adviser is ultimately responsible for the management of the Company, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities.

The Adviser is a wholly owned subsidiary of BlackRock, Inc. On September 29, 2006, BlackRock, Inc. consummated a transaction with Merrill Lynch & Co., Inc. whereby Merrill Lynch & Co., Inc.’s investment management business combined with that of BlackRock, Inc. to create a new independent company that is one of the world’s largest asset management firms with over $1 trillion in assets under management.

The Adviser has retained BIM, an affiliate, to act as investment sub-adviser to the Company. BIM is responsible for the day-to-day management of the Company. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). BIM is registered as an investment adviser under the Advisers Act and as a commodity trading advisor and a commodity pool operator with the Commodity Futures Trading Commission (“CFTC”). References in this prospectus to the Adviser also include BIM where appropriate.

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Prior to September 29, 2006, Merrill Lynch Alternative Investments, LLC, an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc., acted as the Company’s investment adviser.

The Adviser has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act (“CEA”) pursuant to Rule 4.5 under the CEA. The Adviser is not, therefore, subject to registration or regulation as a “commodity pool operator” under the CEA and the Company is operated so as not to be deemed a “commodity pool” under the regulations of the CFTC.

The BlackRock Fund of Funds Team is responsible for managing the Company’s investments. Howard P. Berkowitz, Anson H. Beard, Christine Jurinich and Edward Rzeszowski are the portfolio managers responsible for investing the Company’s assets and are primarily responsible for the day-to-day portfolio management and short-term cash management of the Company. For additional information about the portfolio managers including the method of their compensation, other accounts they manage and their ownership of Units, see “The Adviser — Information Regarding the Portfolio Managers.”

The Adviser and its affiliates create and manage a variety of mainstream and alternative investment products, including mutual funds, hedge funds, funds of funds, private equity funds, managed futures funds and exchange funds. The Adviser has offices in New York. The Adviser and its affiliates have extensive experience in alternative investments, specifically fund of hedge funds and managed futures funds. As of June 30, 2007, the Adviser and its affiliates had approximately $1.23 trillion in assets under management worldwide. The Adviser had approximately $2.8 billion in fund of hedge funds products under management as of June 30, 2007. As of the date of this Prospectus, the Company is one of two fund of hedge funds managed by the Adviser that are registered under the 1940 Act. An affiliate of the Adviser initially invested $100,000 in the Company, but is not required to maintain such investment and may elect to withdraw all or any portion of such investment at any time the Company offers to repurchase Units from Members.

Administrator

PFPC Inc., a corporation formed under the laws of the Commonwealth of Massachusetts, has been appointed by the Company to provide certain administrative and transfer agency services to the Company (in such capacity, the “Administrator” or the “Transfer Agent”). Fees payable to PFPC Inc. for these services, and reimbursement for PFPC Inc.’s out-of-pocket expenses, are paid by the Company. See “Company Expenses” and “Administrator.”

In consideration of the services provided by PFPC Inc. to the Company, the Company pays PFPC, Inc. a monthly fee at the annual rate of 0.075% of the Company’s average month-end net assets not exceeding $250 million, 0.050% of the Company’s average month-end net assets exceeding $250 million but not in excess of $500 million, and 0.040% of the Company’s average month-end net assets in excess of $500 million. The Company also pays PFPC Inc. certain fixed fees for tax preparation and other services (collectively with the asset based fee, the “Administrative Fee”). The Administrative Fee is paid out of and reduces the Company’s net assets. See “Administrator.”

Member and Account Services	The Company has entered into a Member Services Agreements with FAMD and BDI (the “Service Agent”), to provide (or arrange for the provision of) ongoing investor and shareholder servicing activities.

The Company will pay a monthly fee computed at the annual rate of 0.25% of the Company’s average month-end net assets (the “Service Fee”). The Service Fee will be paid to each Service Agent to reimburse it for payments made to broker-dealers and financial advisors that have agreed to provide ongoing investor and shareholder servicing activities to the Members of the Company (“Member Service

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Providers”) and for ongoing investor servicing activities performed by each Service Agent. In addition, the Adviser, in its discretion and from its own assets, may pay to a Service Agent and the Member Service Providers in respect of their customers’ investments in the Company, an additional amount not to exceed 0.25% (on an annualized basis, payable quarterly) of the aggregate value of outstanding Units held by Members introduced by such Member Service Provider. See “Member and Account Service Arrangements.”

Custodian and Escrow Agent

The Company has retained PFPC Trust Company, a limited purpose trust company incorporated under the laws of the State of Delaware and an affiliate of PFPC, Inc., to provide certain custodial services to the Company (in such capacity, the “Custodian”). The Company has also retained PFPC, Inc. to serve as escrow agent (in such capacity, the “Escrow Agent”), with respect to subscription monies received from prospective investors. Fees payable to the Custodian and the Escrow Agent for these services, and reimbursement for the Custodian’s and the Escrow Agent’s out-of-pocket expenses, are paid out of the Company’s assets. See “Company Expenses” and “Custodian and Escrow Agent.”

Company Expenses

The Adviser or its affiliates bear expenses incurred in the operation of its business (such as rent for office space, equipment, facilities and employees’ salaries). As described below, however, the Company bears all other expenses related to its investment program (collectively, “investment-related expenses”). See “Company Expenses.”

Expenses to be borne by the Company include, without limitation: ongoing offering expenses; directors’ fees (including directors and officers/errors and omissions insurance); fidelity bond expenses; administrative expenses (including the fees and expenses of the Administrator or any successor administrator); legal, tax, custodial, audit, professional, escrow, internal and external fund accounting, transfer agency and valuation expenses; corporate licensing and printing expenses; record keeping expenses; expenses incurred in communicating with Members, including the costs of preparing and printing reports to Members; and extraordinary expenses. Company expenses also include investment-related expenses, including, but not limited to, the Management Fee (as defined below), brokerage commissions, dealer mark-ups, and other transactions costs on its cash management; interest expense on any borrowings it may make; and any subscription or redemption charges imposed by the Portfolio Funds.

Management Fee

In consideration of the advisory and other services provided by the Adviser, the Company pays the Adviser a monthly fee at the annual rate of 1.50% of the Company’s average daily net assets (the “Management Fee”). The Management Fee is paid out of and reduces the Company’s net assets. The Adviser pays BIM for the services it provides a monthly fee at an annual rate equal to a percentage of the Management Fee paid to the Adviser under the Investment Advisory Agreement between the Adviser and the Company. See “Management Fee.”

Allocation of Profit and Loss

The net profits or net losses of the Company are credited to or debited against the capital account of a Member at the end of each fiscal period in accordance with the Member’s investment percentage for the period as of the beginning of the fiscal period determined pursuant to the LLC Agreement. These credits or debits to a Member’s capital account are in turn reflected in changes in the value of the Member’s Units. A Member’s investment percentage will be determined (as set forth in the LLC Agreement) as of the start of each fiscal period by dividing the value of the Member’s capital account as of the commencement of the period by the sum of the capital accounts of all of the Members as of the commencement of such fiscal period. See “Capital Accounts and Allocations — Allocation of Net Profits and Net Losses.”

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Conflicts of Interest

The investment activities of the Adviser and its affiliates (including, for these purposes, BIM, Merrill Lynch & Co., Inc., BlackRock, Inc., The PNC Financial Services Group, Inc. and their affiliates, directors, partners, trustees, managing members, officers and employees (collectively with the Adviser, the “Affiliates”)) and the Portfolio Fund Managers and their affiliates, in the management of, or their interest in, their own accounts and other accounts they manage, may present conflicts of interest that could disadvantage the Company and the Members. The Adviser provides investment management services to other funds and discretionary managed accounts that follow an investment program similar to that of the Company. The Adviser and its Affiliates are involved worldwide with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Company. One or more Affiliates act or may act as an investor, investment manager, financier, advisor, market maker, trader, prime broker, lender, agent and/or principal, and have other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Company directly and indirectly invests. Thus, it is likely that the Company will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which an Affiliate performs or seeks to perform investment banking or other services. One or more Affiliates may engage in proprietary trading and advise accounts and funds that have investment objectives similar to those of the Company and/or that engage in and compete for transactions in the same types of securities, currencies and instruments as the Company. The trading activities of these Affiliates are carried out without reference to positions held directly or indirectly by the Company and may result in an Affiliate having positions that are adverse to those of the Company. No Affiliate is under any obligation to share any investment opportunity, idea or strategy with the Company or the Portfolio Fund Managers. As a result, an Affiliate may compete with the Company and the Portfolio Funds for appropriate investment opportunities. The results of the Company’s investment activities, therefore, may differ from those of an Affiliate and of other accounts managed by an Affiliate, and it is possible that the Company could sustain losses during periods in which one or more Affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Company may, from time to time, enter into transactions in which an Affiliate or its other clients have an adverse interest. Furthermore, transactions undertaken by an Affiliate or an Affiliate-advised client may adversely impact the Company or the Portfolio Funds. Transactions by one or more Affiliate-advised clients or the Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Company or the Portfolio Funds. The Company’s activities may be limited because of regulatory restrictions applicable to one or more Affiliates, and/or their internal policies designed to comply with such restrictions. In addition, a Portfolio Fund may invest in securities of companies with which an Affiliate has or is trying to develop investment banking relationships or in which an Affiliate has significant debt or equity investments. A Portfolio Fund also may invest in securities of companies for which an Affiliate provides or may some day provide research coverage. An Affiliate may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Company or who engage in transactions with or for the Company. The Company may also make brokerage and other payments to an Affiliate in connection with the Company’s portfolio investment transactions.

The Adviser has a conflict of interest in selecting Portfolio Funds because certain investors in such Portfolio Funds are other investment funds managed by the Adviser or its Affiliates. The Adviser, for example, may determine that an

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investment opportunity is appropriate for a particular fund or account that it manages, or for itself, but not for the Company. In addition, the Adviser, its Affiliates or accounts other than the Company managed by the Adviser or its Affiliates may invest in Portfolio Funds on terms more favorable than those available to the Company and as investors in such Portfolio Funds may act in ways adverse to the interests of the Company.

The Adviser and its Affiliates manage a number of different multi-adviser accounts. Often a Portfolio Fund may only permit one entity managed by the same general partner to invest. Consequently, the Adviser is required in its Portfolio Fund selections to allocate availability among the Company and such other accounts, and has a conflict of interest in doing so.

Under a securities lending program approved by the Company’s Board of Directors, the Company has retained an Affiliate to serve as the securities lending agent for the Company to the extent that the Company participates in the securities lending program. For these services, the lending agent may receive a fee from the Company, including a fee based on the returns earned on the Company’s investment of the cash received as collateral for the loaned securities. In addition, one or more Affiliates may be among the entities to which the Company may lend its portfolio securities under the securities lending program.

The activities of the Adviser and its Affiliates may give rise to other conflicts of interest that could disadvantage the Company and the Members. The Adviser has adopted policies and procedures designed to address these potential conflicts of interest. See the section entitled “Potential Conflicts of Interest” for further information.

Subscription for Units

Units are offered at their net asset value and may be subscribed for on the first business day of each calendar month (a “business day” being any day on which banks in New York City are not required or permitted to close), except that the Company may offer Units more frequently as determined by the Board of Directors. Units are being offered only to investors that meet all requirements to invest in the Company. See “Subscriptions for Units.” The minimum initial investment from each investor is $25,000, and the minimum additional investment is $10,000. An investor’s subscription for Units is irrevocable by the investor and will generally require the investor to maintain its investment in the Company until such time as the Company offers to repurchase the Units in a tender offer. See “Redemptions, Repurchases and Transfers of Units.” The Board of Directors may, in its discretion, cause the Company to repurchase all of the Units held by a Member if the total value of the Member’s Units, as a result of repurchase or transfer by the Member, is less than $25,000 (or any lower amount equal to the Member’s initial subscription amount net of the applicable distribution fee). See “Subscriptions for Units — Subscription Terms.”

In order to subscribe for Units, an investor’s completed subscription agreement must be delivered to the Administrator at least 15 calendar days before the investor’s proposed subscription. An existing Member generally may subscribe for additional Units by completing an additional subscription agreement, and must provide notice of the proposed subscription amount to the Administrator at least 15 calendar days before the proposed subscription. Subscriptions are subject to the receipt of cleared funds from such account prior to the applicable subscription date and in the full amount of the subscription. Cleared funds must be available in such account no later than seven business days prior to the particular subscription date or such other date as a Distributor may determine in its sole discretion and communicate to investors. Although the Administrator may accept, in the Company’s sole discretion, a subscription prior to receipt of cleared funds, an investor may not become a Member until cleared funds have been received. The

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Company reserves the right to reject any subscription for Units, and the Company may, in its sole discretion, suspend subscriptions for Units at any time and from time to time. See “Subscriptions for Units — Subscription Terms.”

Distributors may be retained by the Company to assist in the offer and sale of Units and will generally be entitled to a distribution fee and an ongoing member services fee for such services. As of the date of this Prospectus, BDI and FAMD, each an affiliate of the Adviser, have been selected as the Company’s Distributors and serve in that capacity on a reasonable best efforts basis, subject to various conditions. Investments of less than $100,000 are subject to a distribution fee of 3%, investments of less than $500,000 (but equal to or greater than $100,000) are subject to a distribution fee of 2%, and investments equal to or greater than $500,000 are subject to a distribution fee of 1%, in each case computed as a percentage of the subscription amount. Under a right of accumulation offered by the Company, the amount of each additional investment in the Company by a Member, as well as subscriptions by immediate family members (if requested), will be aggregated with the amount of the Member’s initial investment and any other additional previous investments in the Company by the Member in determining the applicable distribution fee. This right of accumulation does not extend to any other fund advised, sponsored or distributed by the Adviser and its affiliates. The applicable distribution fee will be charged as a percentage of a prospective investor’s subscription amount. The distribution fee will be subtracted from the subscription amount and will not constitute an investment by the investor in the Company. The distribution fee may be adjusted or waived at the sole discretion of the applicable Distributor in consultation with the Company and is expected to be waived for the Adviser and its affiliates, including the directors, partners, principals, officers and employees of each of these entities, and employees of the Distributors and certain of their affiliates. See “Subscriptions for Units — Distribution Fees.”

Eligibility

The Company intends to sell Units in the Company only to prospective investors who meet the definition of “accredited investor” as defined in Regulation D under the 1933 Act. Investors who are “accredited investors” as defined in Regulation D (generally, persons having an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and having a reasonable expectation of reaching the same income level in the current year; individuals having a net worth of at least $1 million; or entities having total assets of at least $5 million or entities all of whose beneficial owners are themselves accredited investors) are referred to in this Prospectus as “Eligible Investors.” Existing Members subscribing for additional Units must be Eligible Investors at the time of each additional subscription. Qualifications that must be met in becoming a Member are summarized in the subscription agreement that must be completed by each prospective investor. The qualifications necessary for an investor to meet the definition of “accredited investor” are described in Appendix A to the Prospectus. See “Subscriptions for Units — Eligible Investors” and “Appendix A.”

Transfer Restrictions

The Company is a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund, such as the Company, do not have the right to redeem their shares.

In addition, there is no public market for Units and none is expected to develop. The Company does not list its Units on a stock exchange or similar market. With very limited exceptions, Units are not transferable, and liquidity for investments in Units may be provided only through periodic repurchase offers by the Company, as described below. If a Member attempts to transfer Units in violation of the Company’s transfer restrictions, the transfer will not be permitted and will be void.

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An investment in the Company is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Units and should be viewed as a long-term investment.
Redemptions and Repurchases of Units by the Company

No Member or other person holding Units acquired from a Member will have the right to require the Company to redeem the Units. The Company may from time to time repurchase Units from Members in accordance with written tenders by Members at those times, in those amounts, and on such terms and conditions as the Board of Directors may determine in its sole discretion. Each such repurchase offer may be limited and will generally apply to 5-15% of the net assets of the Company. In determining whether the Company should offer to repurchase Units from Members, the Board of Directors will consider the recommendation of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser expects that it will recommend to the Board of Directors that the Company offer to repurchase Units from Members quarterly on the last business day of March, June, September and December.

The LLC Agreement grants the Board of Directors the authority to repurchase the Units, or any portion of them, of a Member or any person acquiring Units from or through a Member, without consent or other action by the Member or other person, if the Board of Directors in its sole discretion determines that it is in the best interests of the Company or upon the occurrence of certain events specified in the LLC Agreement, including, but not limited to, attempted transfers in violation of the transfer restrictions described above. See “Redemptions, Repurchases and Transfers of Units — No Right of Redemption” and “— Repurchases of Units.”

Summary of Taxation

The Company intends to operate as a partnership and not as an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. The Company should not be subject to U.S. federal income tax, and each Member will be required to report on his, her or its own annual tax return the Member’s distributive share of the Company’s taxable income or loss. If the Company were determined to be an association or a publicly traded partnership taxable as a corporation, the taxable income of the Company would be subject to corporate income tax, and any distributions of profits from the Company generally would be treated as dividends.

The Company may in the future elect to be treated as an association taxable as a corporation for U.S. federal income tax purposes and would then seek qualification as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As long as the Company so qualifies, the Company would not be subject to U.S. federal income tax on income and gains distributed in a timely manner to Members, provided certain requirements are met. Members will be given 30 days’ written notice of such a change in tax status and would be informed in greater detail of the applicable requirements and the tax treatment that would apply to the Company and its Members under Subchapter M.

The Company may not receive tax information from its Portfolio Funds that is sufficiently timely to enable the Company to prepare its tax information in time for Members to file their own tax returns without requesting an extension of the time to file from the Internal Revenue Service (“IRS”) or state or local taxing authorities. Accordingly, investors will likely be required to obtain extensions of time for filing their income tax returns. Members are encouraged to consult their tax advisors concerning how such delayed reporting may affect their individual tax situations. See “Tax Aspects.”

Employee Benefit Plans and Other Tax-exempt Entities

Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”) and Keogh plans (each, a tax-exempt entity), generally are eligible to subscribe for Units of the Company.

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The Company’s assets will not be deemed to be “plan assets” for purposes of ERISA. It is anticipated that at least some of the Portfolio Fund Managers will utilize leverage in connection with their investment or trading activities with the result that a tax-exempt entity that is a Member would incur income tax liability with respect to its share of the net profits derived from these leveraged transactions to the extent they are treated as giving rise to “unrelated business taxable income” within the meaning of the Code.

The Company will provide to tax-exempt entities that are Members such accounting information as is available to the Company to assist the Members in reporting unrelated business taxable income for U.S. federal income tax purposes. Investment in the Company by tax-exempt entities requires special consideration, and trustees or administrators of these entities are urged to review carefully the matters discussed in this Prospectus and to consult their legal, tax and accounting advisors with respect to their consideration of an investment in the Company. See “ERISA Considerations” and “Tax Aspects.”

Reports to Members	The Company will send to Members an unaudited semi-annual and an audited annual report within 60 days after the close of the period covered by the report, or as otherwise required by the 1940 Act.

The Company will furnish to Members, as soon as practicable after the end of each of its taxable years, such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. As described above, a Portfolio Fund Manager’s delay in providing this information will delay the Company’s preparation of tax information for investors, which will likely require Members to obtain extensions of the deadline for filing their tax returns, or could delay the preparation of the Company’s annual report.

Term	The Company’s term is perpetual unless the Company is otherwise terminated under the terms of the LLC Agreement.

Fiscal Year

For accounting purposes, the Company’s fiscal year is the 12-month period ending on March 31. For tax purposes, the Company will adopt the 12-month period ending December 31 of each year as its taxable year, unless otherwise required by applicable law.

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SUMMARY OF FEES AND EXPENSES

        The following table illustrates the fees and expenses that the Company expects to incur and that Members investing in the Company can expect to bear directly or indirectly.

Member Transaction Fees:
Maximum sales load (distribution fee) (percentage of purchase amount)	3%	(1)
Maximum repurchase fee	None
Annual Expenses (as a percentage of net assets):
Management Fee	1.50%
Other Expenses
Accounting and Administrative services	.08%
Member Services Fee	.25%
Other	.53%
Acquired Fund (Portfolio Fund) Fees and Expenses(2)	10.84%
Total Annual Expenses	13.20%

(1)	Investments of less than $100,000 are subject to a distribution fee of 3%, investments of less than $500,000 (but equal to or greater than $100,000) are subject to a distribution fee of 2%, and investments equal to or greater than $500,000 are subject to a distribution fee of 1%, in each case as a percentage of the subscription amount. Under a right of accumulation offered by the Company, the amount of each additional subscription for Units by a Member, as well as subscriptions by immediate family members (if requested), will be aggregated with the amount of such Member’s initial investment and any other additional previous investments by the Member in determining the applicable distribution fee. No distribution fee will be charged to certain types of investors. See “Subscriptions for Units — Distribution Fees.”
(2)	Acquired Fund (Portfolio Fund) Fees and Expenses represent indirect fees and expenses of the company and therefore of the members. These indirect fees and expenses represent the operating expenses, trading-related expenses, and management and incentive fees of the Portfolio Funds that the company invests in. These fees and expenses of the Acquired Fund are based upon historic fees and expenses. Future Acquired Fund fees and expenses may be substantially higher or lower because certain fees are based upon the performance of the Acquired Funds, which may fluctuate over time. These indirect fees and expenses are not paid to the Advisor but rather represent the cost of investing in the underlying Portfolio Funds.

        The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Members will bear directly or indirectly. The Company bears costs and expenses as an investor in the Portfolio Funds (including fees that may be imposed on its withdrawals of assets invested in the Portfolio Funds). Specifically, the Company generally will be subject to asset-based fees of up to 3% of the Company’s investment in any Portfolio Fund and generally will also be subject to performance-based fees of 15-25% of net profits earned on that investment. These expenses are included in the above table under caption “Acquired Fund (Portfolio Fund) Fees and Expenses.” For a more complete description of the various fees and expenses of the Company, see “Company Expenses,” “Management Fee,” “Administrator,” “Member and Account Services Arrangements” and “Subscriptions for Units.”

EXAMPLE:

        You would pay the following fees and expenses on a $25,000 investment in the Company, assuming a 5% annual return:*

1 year	3 years	5 years	10 years
$3,820	$9,225	$13,780	$22,274

        The Example is based on the estimated fees and expenses set out above (and also reflects the maximum 3% distribution fee that may be assessed on a $25,000 investment in the Company). It should not be considered a representation of future expenses, as actual expenses may be greater or less than those shown. Moreover, the rate of return of the Company may be greater or less than the hypothetical 5% return used in the Example. A greater rate of return than that used in the Example would increase certain fees and expenses paid by the Company.

*	On an investment of $1,000, the Example would be as follows:

EXAMPLE:

        You would pay the following fees and expenses on a $1,000 investment in the Company, assuming a 5% annual return:

1 year	3 years	5 years	10 years
$153	$369	$551	$891

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        The above examples include the “Acquired Fund (Portfolio Fund) Fees and Expenses” as indicated in the fee table, which represent indirect fees and expenses of the Company and therefore of the Members. These fees and expenses of the Acquired Fund are based upon historic fees and expenses. Future Acquired Fund fees and expenses may be substantially higher or lower because certain fees are based upon the performance of the Acquired Funds, which may fluctuate over time. These indirect fees and expenses represent the operating expenses, trading-related expenses, and management and incentive fees of the Portfolio Funds that the Company invests in. These indirect fees and expenses are not paid to the Adviser but rather represent the cost of investing in the underlying Portfolio Funds.

        Below are the direct fees and expenses of the Company that an investor would pay for a $25,000 investment in the Company, assuming a 5% annual return:

1 Year	3 years	5 years	10 years
$1,330	$2,536	$3,806	$7,288

        Below are the direct fees and expenses of the Company that an investor would pay for a $1,000 investment in the Company, assuming a 5% annual return:

1 Year	3 years	5 years	10 years
$53	$101	$152	$292

Financial Highlights:

        The table below sets forth selected financial information that is intended to help you understand the Company’s financial performance for the period shown. The information in the table has been derived from the financial statements in the Company’s annual report for the period ended March 31, 2007. This information has been audited by Deloitte & Touche LLP the Company’s independent registered public accounting firm, whose report, along with the Company’s financial statements is included in the Company’s annual report. A copy of the annual report may be obtained without charge by contacting the Company at 1-877-GPC-ROCK.

	For the Year Ended March 31, 2007	For the Year Ended March 31, 2006	For the Period January 3, 2005† to March 31, 2005
Per Unit Operating Performance:
Net asset value, beginning of period	$ 1.0693	$ .9979	$1.0000
Investment loss — net**	(.0225)	(.0266)	(.0070)
Unrealized/realized gain on investments — net	.1196	.0980	.0049

Total from investment operations	.0971	.0714	(.0021)

Net asset value, end of period	1.1664	1.0693	$ .9979

Total Investment Return:***
Total Investment Return	9.08%	7.16%	(.21	%)‡

Ratios to Average Net Assets:
Expenses	2.36%	2.84%	3.28	%*

Expenses net of reimbursement	2.36%	2.78%	2.96	%*

Investment loss — net	(2.05%)	(2.65%)	(2.83	%)*

Supplemental Data:
Net assets: end of period (in thousands)	$128,892	$125,450	$75,347

Portfolio turnover	51%	19%	0%

*	Annualized.
**	Based on average units outstanding
***	Total investment returns exclude the effect of sales charges.
†	Commencement of operations.
‡	Aggregate total investment return, not annualized.

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THE COMPANY

        The Company, which is registered under the 1940 Act as a closed-end, non-diversified, management investment company, was organized as a limited liability company under the laws of the State of Delaware on March 16, 2004 and has only a limited operating history. The Company’s principal office is located at 55 East 52nd Street 25th Floor, New York, New York, 10055 and its telephone number is 1-877-GPC-ROCK. Investment advisory services will be provided to the Company by the Adviser, a limited liability company organized under the laws of the State of Delaware. BIM, an affiliate of the Adviser, is the Sub-Adviser to the Company and is responsible for the day-to-day management of the Company. Responsibility for monitoring and overseeing the Company’s management and operation is vested in the individuals who serve on the Board of Directors. See “Management of the Company — Board of Directors.”

USE OF PROCEEDS

        The proceeds from the sale of Units, excluding the amount of any distribution fees paid by investors and net of the Company’s fees and expenses, will be invested to pursue its investment program and objective as soon as practicable (and not later than three months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Company.

STRUCTURE

        The Company is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a “private investment fund” or “hedge fund,” with those of a registered closed-end investment company. Private investment funds are commingled asset pools that are often aggressively managed and that offer their securities privately without registration under the 1933 Act in large minimum denominations to a limited number of high net worth individual and institutional investors. The general partners or investment advisers of these funds, which are typically structured as limited partnerships or limited liability companies, are usually compensated through asset-based fees and performance-based compensation. Registered closed-end investment companies are typically organized as corporations, business trusts, limited partnerships or limited liability companies. These registered companies impose relatively modest minimum investment requirements and publicly offer their shares to a broad range of investors. The advisers to registered closed-end investment companies are typically compensated through asset-based (but not performance-based) fees.

        The Company is similar to a private investment fund in that it will be actively managed and Units will be sold solely to high net worth individual and institutional investors, but differs from a typical private investment fund in that it will permit investments in relatively modest minimum denominations. In addition, the managers of the Portfolio Funds typically will be entitled to receive performance-based compensation. The structure of the Company is designed to permit sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many private investment funds.

INVESTMENT PROGRAM

Investment Objective

        The investment objective of the Company is to seek high total returns over a full market cycle through investment in hedge funds and other investment vehicles that pursue alternative investment strategies. There can be no assurance that the Company will achieve its investment objective or that its return will be positive over any period of time. As described below, the Company is a “fund of funds” that seeks total returns over the long term, while attempting to provide a level of diversification for the Members through investing in Portfolio Funds managed by third-party Portfolio Fund Managers who employ one or more of a variety of alternative investment strategies.

        The Portfolio Funds may invest in all types of securities and financial instruments, including equity, debt, derivatives, structured securities and currencies. It is expected that Portfolio Funds in which the Company will invest have the flexibility to use leveraged, short-sale or derivative positions to take advantage of perceived inefficiencies across the global capital markets. Because Portfolio Funds following alternative investment

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strategies (whether hedged or not) are often described as “hedge funds,” the Company’s investment program can be referred to as a fund of hedge funds. Through the selection and monitoring of Portfolio Funds, the Company seeks to achieve total return that is not disproportionately influenced by the performance of any single Portfolio Fund. In addition, as already noted, through constructing a portfolio that is comprised of a number of Portfolio Funds, the Company seeks to achieve the desired returns with lower volatility than likely would be achieved by investing in a single Portfolio Fund.

        The Company may also make direct investments in securities, options, futures, options on futures, and other financial instruments in the discretion of the Adviser.

Investment Philosophy and Strategy of the Company

        The Company is a multi-strategy, non-traditional investment fund that will allocate its assets primarily to a variety of Portfolio Funds. The Adviser selects Portfolio Fund Managers to manage the Company’s capital, and is responsible for determining the amount of assets to be allocated to each Portfolio Fund Manager and for reallocating assets among new and existing Portfolio Fund Managers.

        The Adviser will allocate the Company’s assets to Portfolio Funds that pursue one or more of a variety of strategies. At times, however, the Adviser may concentrate the assets of the Company in Portfolio Funds that pursue the same (or similar) strategies. In such a situation, a substantial portion (if not all) of the Company’s assets will be exposed to the risks associated with a single strategy or asset class. The Adviser will generally focus on Portfolio Funds that predominantly implement discrete strategies, so that the Adviser can seek to monitor the Company’s exposure to various strategies. Most Portfolio Funds, however, have the flexibility to pursue different strategies without prior notice.

        In allocating assets, the Adviser first determines which investment strategies should be included in the Company’s investment portfolio based on its evaluation of market conditions. Strategies may from time to time be excluded from the portfolio and new ones added, as determined by the Adviser, in its sole discretion, based on its assessment of market conditions. Although the Company is not required to maintain exposure to any particular strategies, the Adviser anticipates that the Company will typically gain exposure, through its investment in Portfolio Funds, to a number of common alternative strategies, such as relative value, global macro, long/short equity and event driven strategies.

        Given the investment strategies it believes should be represented in the Company’s investment portfolio, and the amount of Company assets to allocate to such strategies, the Adviser selects Portfolio Fund Managers that employ such strategies. The Adviser may take into account a number of factors when considering a Portfolio Fund Manager’s ability to manage assets using an investment style or styles, including:

•	the length of the Portfolio Fund Manager’s experience in that style;
•	the Portfolio Fund Manager’s capacity to manage assets in that style;
•	quantitative analysis of the Portfolio Fund Manager’s historical performance; and
•	qualitative judgments of the Portfolio Fund Manager’s organizational structure, professional depth and stability, and internal controls and risk management.

        The Company will rely on the Adviser’s ability to select appropriate investment strategies and to select and monitor Portfolio Fund Managers to implement such strategies. Because the Adviser generally will not trade the Company’s assets itself (other than in allocating assets to Portfolio Funds), prospective investors should consider that their return will be largely dependent on the ability of the Adviser to select Portfolio Fund Managers who perform well over time.

        The Adviser allocates assets to Portfolio Funds based upon, among other things, quantitative techniques and risk management guidelines that seek to maintain an appropriate level of diversification. (The Company, however, is considered a non-diversified company under the 1940 Act and may thus concentrate its assets in fewer issuers than a fund that is organized as a “diversified” fund under the 1940 Act. In addition, the Adviser may decide to concentrate the Company’s assets in Portfolio Funds that pursue the same (or similar) strategies.) In addition to seeking a level of diversification, the Adviser may emphasize certain strategies that the Adviser believes are more likely to be profitable than others due to its assessment of prevailing market conditions. Based upon the number of available Portfolio Fund Managers pursuing an investment strategy and the Adviser’s view of the investment potential and benefits of such strategy, certain of the Portfolio Funds selected by the Adviser

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may be allocated substantially larger portions of the Company’s assets than other Portfolio Funds. The Adviser will conduct periodic reviews of each Portfolio Fund’s performance and make allocations and reallocations of the assets based upon a continuing evaluation of investment performance, changes in the investment strategies or capabilities of Portfolio Funds and changes in market conditions.

        The Adviser anticipates that the number and identity of Portfolio Funds will vary over time, at the Adviser’s discretion, as a result of allocations and reallocations among existing and new Portfolio Funds and the performance of each Portfolio Fund as compared to the performance of the other Portfolio Funds. The Adviser may select new Portfolio Funds, or redeem from Portfolio Funds, at any time without prior notice to, or the consent of, investors in the Company. Other than as the Company’s investment policies may curtail concentrating assets above certain thresholds in any single Portfolio Fund, there is generally no minimum or maximum number of Portfolio Funds in which the Company must be invested. The Adviser, however, will not allocate more than 20% of the Company’s net assets (measured at the time of investment) to any Portfolio Fund, but may invest more than 20% of the Company’s net assets (measured at the time of investment) in two or more Portfolio Funds managed by the same Portfolio Fund Manager.

        The Adviser currently anticipates that the Company will generally invest in Portfolio Funds directly. The Adviser may, however, determine to structure investments in Portfolio Funds indirectly, through derivative instruments or other structured transactions. Generally, this type of arrangement would involve the Company entering into a contract with a counterparty, where the counterparty agrees to provide the Company with a payment based on the return of a Portfolio Fund in exchange for a fee or other payment by the Company (such as a payment based on a particular interest rate benchmark). The Adviser, in its discretion, also may cause the Company to make direct investments in securities, options, futures, options on futures and other financial instruments.

        The Company also may invest its uninvested cash balances in affiliated money market funds. To the extent that the Company invests in a short-term investment vehicle, including any short-term investment vehicles sponsored by the Adviser and its affiliates, the Company will generally be required to pay its pro rata shares of such investment vehicle’s operating expenses. The Company has the authority to borrow for cash management purposes, including in anticipation of additional subscriptions, to fund redemptions and to address the timing issues in connection with the acquisition of investments, and may do so when deemed appropriate by the Adviser.

        There can be no assurance that the Company’s objective will be achieved.

Primary Investment Strategies

        The Adviser intends to invest the assets of the Company primarily in and among a variety of Portfolio Funds in order to gain exposure to a variety of investment strategies, including:

        Relative Value (Arbitrage) Strategies

        Convertible Arbitrage. A strategy based on exploiting inefficiencies in the convertible bond market, for example, by taking long positions in convertible fixed-income instruments or warrants that are hedged usually by shorting the underlying stock, with the expectation of capturing price or yield differences.

        Fixed Income Arbitrage. A typically highly leveraged strategy that seeks to capture differences in price between different types of fixed income instruments that develop through changes to, for example, the fixed income yield curve or changes in credit spreads or other pricing factors.

        Statistical Arbitrage. A type of equity arbitrage based on taking offsetting long and short positions in different indices, common stocks of different companies with similar businesses, or baskets of common stocks representing different market sectors, in order to seek to benefit from differences in quantitative characteristics. This strategy is often model driven.

        Global Macro Strategies

        Opportunistic investment in any type of market or instrument that a Portfolio Fund Manager believes offers a high profit potential, often based on macroeconomic supply-and-demand factors rather than company-specific analysis. Global macro managers may take large long or short positions in derivatives, currencies or commodities, as well as in various types of securities. Such positions may reflect the Portfolio Fund Manager’s views on the direction of an asset class, or may be offsetting positions that reflect the Portfolio Fund Manager’s views on the relative value of two or more asset classes.

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        Equity Long/Short Strategies

        Equity Opportunistic. A strategy based on purchasing stocks that the Portfolio Fund Manager perceives to be undervalued and/or selling short stocks that the Portfolio Fund Manager perceives to be overvalued. While a Portfolio Fund Manager may maintain both long and short positions, at any time the Portfolio Fund may be substantially net long or net short. Portfolio Fund Managers may seek to capture differences in price between related or correlated equity securities, or between equities and index-based derivatives.

        Equity Neutral. Equity Neutral investing seeks to profit by exploiting pricing inefficiencies between related equity securities, attempting to “neutralize” exposure to market risk by combining long and short positions. An example of this strategy is a trade made up of long positions in the strongest companies in an industry and corresponding short positions in those companies showing signs of weakness.

        Short Bias. A strategy similar to directional equity, but with a net short bias at the portfolio level. The strategy may consist of only short-selling of stocks.

        Event-Driven Strategies

        Credit, Distressed and High Yield Strategies. These strategies involve taking long and/or short positions in the securities of companies that are under stress (perceived or otherwise) or involved in various stages of bankruptcy and/or financial distress in the hopes that a turnaround or profit can be realized.

        Risk Arbitrage. A strategy involving investment in securities of companies that are subject to a corporate action, such as a takeover bid, merger, spin-off or recapitalization. The strategy often involves buying the stocks of companies being acquired while simultaneously selling short the stocks of the acquirer to capture a spread that reflects the market’s perception of the risk of the acquisitions failing to occur.

        Event-Driven. Long or short investment in the securities of companies undergoing significant change, such as mergers, defaults, spin-offs or liquidations, where the Portfolio Fund Manager believes an event will provide a catalyst for realization of value.

        Managed Futures Strategy

        Managed Futures. Managed Futures is a strategy that offers access to global futures, forwards, options and cash markets through the use of professional money managers called Commodity Trading Advisors (“CTAs”). Managed Futures funds are characterized by exchange-traded assets, higher turnover, and technical, fundamental or model-driven strategies. CTAs are registered with the CFTC.

Other Strategies

        The Company may also invest in Portfolio Funds to gain access to other strategies including, among others, Option-Volatility trading. These strategies generally do not form a core of the portfolio, but are strategies that the Portfolio Fund Managers may use on a discretionary basis.

        Option-Volatility Trading. Option-Volatility trading is a derivatives-based strategy that seeks to profit from market turbulence (or the lack thereof), as reflected in movements in option prices that result either from market volatility or market fluctuations. The strategy typically involves combinations of options based on broad U.S. and Non-U.S. equity indices, but may also be implemented through options on currency, fixed income securities, or commodities, using either listed or over-the-counter options. Such option combinations include spreads (buying an option to buy or sell an asset while simultaneously selling an option to buy or sell the same asset with a different expiration or strike price) or straddles (option combinations that will profit from movement in the level of the value of an asset outside of certain bands, or the lack of such movement, without regard to whether the movement is upward or downward). Option-Volatility trading may also involve trades in which futures are used to create a position which synthetically resembles an option or option combination, or in which options are purchased or sold versus an offsetting position in the underlying market (such as a basket of stocks). The trades that comprise the Option-Volatility trading strategy will often reflect the Portfolio Fund Manager’s technical or fundamental view of the near-term direction or trading range of a market.

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TYPES OF INVESTMENTS AND RELATED RISKS

General

        Because the Company employs a so-called “fund-of-funds” investment strategy pursuant to which the Adviser allocates the Company’s capital among various Portfolio Funds, any risks borne by the individual Portfolio Funds will therefore also indirectly be borne by the Company. In addition, to the extent that the Adviser invests the assets of the Company directly in securities, the Company will directly bear the risks of such investments. Discussed below are certain of the investments expected to be made by Portfolio Funds, or that may be made directly by the Company, and the principal risks that the Adviser believes are associated with those investments.

Instruments Traded

        Options. Certain of the Portfolio Fund Managers engage in a substantial amount of options trading, both for speculative and for hedging purposes. Options trading involves certain risks which trading in the underlying securities alone does not. For example, interest rates and market volatility affect values, and options have limited life spans and so may expire worthless despite the underlying position becoming profitable soon thereafter. If the Company or a Portfolio Fund writes (sells) options, it may sustain major marked-to-market losses — even if the options sold are never “in-the-money” — as a result of increases in market volatility and/or market movements towards the strike prices of such options.

        Derivatives. The Portfolio Fund Managers may make extensive use of derivatives in their trading. Derivatives often carry a high degree of embedded leverage and, consequently, are highly price sensitive to changes in interest rates, government policies, economic forecasts and other factors which generally have a much less direct impact on the price levels of the underlying instruments.

        The Portfolio Funds and the Company may in the future trade in derivative instruments not presently contemplated or even available. Special risks may apply to such instruments that cannot be determined at this time or until such instruments are developed or invested in by the Portfolio Funds and the Company. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty (including risks relating to the financial soundness and creditworthiness of the counterparty), legal risk and operations risk.

        Smaller and Medium Capitalization Companies. The Portfolio Fund Managers may invest a substantial amount of the Portfolio Funds’ capital in small to medium capitalization companies. The Company also may make direct investments in small and medium capitalization companies. These companies have less ability to withstand adverse market conditions than larger issuers, and their securities are often thinly traded and highly volatile in price. While small companies often have good growth potential, they typically involve higher risks because they may lack the management experience, financial resources, product diversification and personnel available to their larger competitors.

        Illiquid Securities. The Portfolio Funds and the Company may from time to time take positions in illiquid securities or acquire securities that subsequently become illiquid. In some cases, the Portfolio Funds and the Company may invest in private equity transactions that are both illiquid and may be difficult to value.

        The Portfolio Funds and the Company also may invest in private placements, and in doing so will be restricted by law in their ability to resell the securities they acquire. Illiquid securities may be difficult to value and the Portfolio Fund Managers may carry these positions at cost or reserve their value out of net asset value calculations entirely until liquidated, correspondingly reducing (at least on an interim basis) the net asset value of the Company’s investment in the relevant Portfolio Fund.

        The Portfolio Fund Managers and the Adviser on behalf of the Company could also be unable to close out illiquid positions in order to realize profits or control losses.

        Single Stock Futures. Trading futures on individual stocks involves contracts that are priced, valued and margined much like a stock index futures contract. However, the market for single stock futures is relatively new and not available in all countries. The limited market for single stock futures may affect the liquidity of such instruments. Furthermore, trading in single stock futures typically involves a high degree of leverage that carries inherent risks, as discussed below.

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        In general, futures markets are highly volatile and are influenced by factors such as changing supply and demand relationships, governmental programs and policies, national and international political and economic events and changes in interest rates. The low margin or premiums normally required in such trading may provide a large amount of leverage, and a relatively small change in the price of a security or contract can produce a disproportionately larger profit or loss. There is no assurance that a liquid secondary market will exist for futures or options thereon, and the Portfolio Funds or the Company, as applicable, may be required to maintain a position until exercise or expiration, which could result in losses. Trading in futures and options thereon are highly specialized activities that may entail greater than ordinary investment or trading risks.

        Fixed-Income Securities. The value of fixed-income securities in which Portfolio Funds or the Company may invest will change in response to fluctuations in interest rates. Except to the extent that values are independently affected by currency exchange rate fluctuations, when interest rates decline, the value of fixed-income securities generally can be expected to rise. Conversely, when interest rates rise, the value of fixed-income securities generally can be expected to decline.

        The Portfolio Funds and the Company may invest in zero coupon bonds and deferred interest bonds, which are debt obligations issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero coupon bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Such investments experience greater volatility in market value due to changes in interest rates than debt obligations that provide for regular payments of interest.

        High-Yield Securities. Portfolio Funds and the Company may invest in high-yield securities. Such securities are generally not exchange traded and, as a result, these instruments trade in a smaller secondary market than exchange-traded bonds. In addition, Portfolio Funds and the Company may invest in bonds of issuers that do not have publicly traded equity securities, making it more difficult to hedge the risks associated with such investments. (Neither the Portfolio Funds nor the Company are required to hedge, and may choose not to do so.) High-yield securities that are below investment grade or unrated face ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the issuer’s inability to meet timely interest and principal payments. The market values of certain of these lower-rated and unrated debt securities tend to reflect individual corporate developments to a greater extent than do higher-rated securities, which react primarily to fluctuations in the general level of interest rates, and tend to be more sensitive to economic conditions than are higher-rated securities. Companies that issue such securities are often highly leveraged and may not have available to them more traditional methods of financing. It is possible that a major economic recession could disrupt severely the market for such securities and may have an adverse impact on the value of such securities. In addition, it is possible that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default of such securities.

        Distressed Securities. The fact that companies are in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation, means that their securities are likely to be particularly risky investments although they also may offer the potential for correspondingly high returns. Such securities are speculative and involve substantial risks, and the ability of such companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry, or specific developments within such companies. In addition, there is no minimum credit standard that is a prerequisite to a Portfolio Fund’s or the Company’s investment in any instrument, and a significant portion of the obligations and preferred stock in which a Portfolio Fund or the Company invests may be less than investment grade.

        Mortgage-Backed and Asset-Backed Securities. The Portfolio Funds and the Company may invest in securities that represent an interest in a pool of mortgages (“MBS”) and credit card receivables or other types of loans (“ABS”). The investment characteristics of MBS and ABS differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying mortgage loans or other assets generally may be prepaid at any time.

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        Prepayment Risk. The frequency at which prepayments (including voluntary prepayments by the obligors and liquidations due to default and foreclosures) occur on loans underlying MBS and ABS will be affected by a variety of factors including the prevailing level of interest rates as well as economic, demographic, tax, social, legal and other factors. Generally, mortgage obligors tend to prepay their mortgages when prevailing mortgage rates fall below the interest rates on their mortgage loans. Although ABS are generally less likely to experience substantial prepayments than are MBS, certain of the factors that affect the rate of prepayments on MBS also affect the rate of prepayments on ABS. However, during any particular period, the predominant factors affecting prepayment rates on MBS and ABS may be different.

        In general, “premium” securities (securities whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments, and “discount” securities (securities whose principal or par amounts exceed their market values) are adversely affected by slower than anticipated prepayments. Since many MBS will be discount securities when interest rates are high, and will be premium securities when interest rates are low, these MBS may be adversely affected by changes in prepayments in any interest rate environment.

        The adverse effects of prepayments may impact Portfolio Funds and the Company in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the Portfolio Fund Managers or the Adviser may have constructed for these investments, if any, resulting in a loss to Portfolio Funds and/or the Company. In particular, prepayments (at par) may limit the potential upside of many MBS to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss.

        Index Risk. The Portfolio Funds and the Company also may invest in structured notes, variable rate MBS and ABS, including adjustable-rate mortgage securities (“ARMs”), which are backed by mortgages with variable rates, and certain classes of collateralized mortgage obligation (“CMO”) derivatives, the rate of interest payable under which varies with a designated rate or index. The value of these investments is closely tied to the absolute levels of such rates or indices, or the market’s perception of anticipated changes in those rates or indices. This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and that also interact in a complex fashion with prepayment risks.

        CMOs and MBS Derivatives. The CMO and stripped MBS markets were developed specifically to reallocate the various risks inherent in MBS across various bond classes (“tranches”). For example, CMO “companion” classes typically experience much greater average life variability than other CMO classes or MBS pass-throughs. Interest-only pass-through securities experience greater yield variability relative to changes in prepayments. “Inverse floaters” experience greater variability of returns relative to changes in interest rates. To the extent that a Portfolio Fund or the Company concentrates its investments in these or other “derivative” securities, the prepayment risks, interest rate risks and hedging risks associated with such securities will be severely magnified.

        Subordinated Securities. Investments in subordinated MBS and ABS involve greater credit risk of default than the senior classes of the issue or series. Default risks may be further pronounced in the case of MBS secured by, or evidencing an interest in, a relatively small or less diverse pool of underlying mortgage loans. Certain subordinated securities (“first loss securities”) absorb all losses from default before any other class of securities is at risk, particularly if such securities have been issued with little or no credit enhancement or equity. Such securities therefore possess some of the attributes typically associated with equity investments.

        Repurchase Agreements and Reverse Repurchase Agreements. The Portfolio Funds and the Company may enter into repurchase agreements and reverse repurchase agreements. While the use of such agreements, as well as the relatively low margin deposits required for trading bonds permits an investor to control extremely large bond positions with a small amount of assets, the highly leveraged nature of these bond investments means that a relatively small change in price can cause very large losses or gains for the investor.

Strategy Risk

        Risk of Loss. A Member could incur substantial, or even total, losses on an investment in the Company. The Units are only suitable for persons willing to accept this high level of risk.

        Investing Globally. Issuers are generally subject to different accounting, auditing and financial reporting standards in different countries throughout the world. The volume of trading, the volatility of prices and the liquidity of issuers may vary in the markets of different countries. Hours of business, customs and access to

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these markets by outside investors may also vary. In addition, the level of government supervision and regulation of securities exchanges, securities dealers and listed and unlisted companies is different throughout the world. The laws of some countries may limit the ability to invest in securities of certain issuers located in those countries. In addition, there may be a lack of adequate legal recourse for the redress of disputes and in some countries the pursuit of such disputes may be subject to a highly prejudiced legal system.

        Different markets also have different clearance and settlement procedures. Delays in settlement could result in temporary periods when a portion of the assets of the Portfolio Funds or the Company are uninvested and no return is earned thereon. The inability of Portfolio Funds or the Company to make intended security purchases due to settlement problems could cause the Portfolio Funds or the Company to miss attractive investment opportunities. Inability to dispose of portfolio securities due to settlement problems could result either in losses due to subsequent declines in value of the portfolio security or, if the Portfolio Fund or the Company has entered into a contract to sell the security, could result in possible liability to the purchaser.

        With respect to certain countries, there is a possibility of expropriation or confiscatory taxation, imposition of withholding taxes on dividend or interest payments, limitations on the removal of funds or other assets, managed or manipulated exchange-rates and other issues affecting currency conversion, political or social instability or diplomatic developments that could affect investments in those countries. An issuer of securities may be domiciled in a country other than the country in whose currency the instrument is denominated. The values and relative yields of investments in the securities markets of different countries, and their associated risks, are expected to change independently of each other.

        These risks may be greater in emerging markets.

        Exchange-Rate Risk. The Portfolio Funds and the Company may invest in the securities of foreign issuers, denominated in currencies other than the U.S. dollar. Consequently, the Company is subject to the exchange-rate risk of the dollar increasing in value against the functional currency of such investments.

        Hedging. Neither Portfolio Fund Managers nor the Adviser on behalf of the Company will, in general, attempt to hedge all market or other risks inherent in their respective portfolio positions, and will hedge certain risks, if at all, only partially. A Portfolio Fund or the Company may choose not, or may determine that it is economically unattractive, to hedge certain risks — either in respect of particular positions or in respect of its overall portfolio. A Portfolio Fund’s and the Company’s portfolio composition will commonly result in various directional market risks remaining unhedged.

        The Portfolio Fund Managers and the Adviser on behalf of the Company generally will enter into hedging transactions with the intention of reducing or controlling risk. Even if a Portfolio Fund Manager or the Adviser is successful in doing so, the cost of hedging will reduce returns. Furthermore, it is possible that the Portfolio Fund Manager’s or Adviser’s hedging strategies will not be effective in controlling risk, due to unexpected non-correlation (or even positive correlation) between the hedging instrument and the position being hedged, increasing rather than reducing both risk and losses.

        To the extent that a Portfolio Fund Manager or the Adviser hedges, its hedges may not be static but rather might need to be continually adjusted based on the Portfolio Fund Manager’s or Adviser’s assessment of market conditions, as well as the expected degree of non-correlation between the hedges and the portfolio being hedged. The success of a Portfolio Fund Manager’s or the Adviser’s hedging strategy may depend on its ability to implement this dynamic hedging approach efficiently and cost effectively, as well as on the accuracy of such Portfolio Fund Manager’s or the Adviser’s ongoing judgments concerning the hedging positions to be acquired.

        Short Selling. Short selling involves selling securities that may or may not be owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows the short seller to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale creates the risk of an unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss.

        Use of Leverage. Losses incurred on leveraged investments increase in direct proportion to the degree of leverage employed. The Portfolio Funds also incur interest expense on the borrowings used to leverage their positions.

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        Importance of General Economic Conditions. Overall market, industry or economic conditions, which neither the Adviser nor the Portfolio Fund Managers can predict or control, will have a material effect on performance.

Management Risks

        The Adviser. The Company’s success depends on the ability of the Adviser to select successful Portfolio Fund Managers and, to a lesser extent, to make direct investments in securities and other financial instruments. There can be no assurance that the Adviser will be able to do so.

        Portfolio Fund Manager Misconduct or Bad Judgment. The Adviser will have no, or only limited, access to information regarding the activities of Portfolio Fund Managers. Furthermore, the Adviser cannot guarantee the accuracy or completeness of such information. As a consequence, it will be difficult, if not impossible, for the Adviser to protect the Company from the risk of Portfolio Fund Manager fraud, misrepresentation or material strategy alteration. Members themselves will have no direct dealings or contractual relationships with the Portfolio Fund Managers.

        Reliance on Corporate Management and Financial Reporting. Many of the strategies implemented by the Portfolio Funds rely on the financial information made available by the issuers in which the Portfolio Funds invest. The Adviser has no ability to independently verify the financial information disseminated by the thousands of issuers in which the Portfolio Funds invest and is dependent upon the integrity of both the management of these issuers and the financial reporting process in general. Recent events have demonstrated the material losses which investors such as the Company can incur as a result of corporate mismanagement, fraud and accounting irregularities.

        Loss of Portfolio Fund Manager Principals. Certain Portfolio Fund Managers may have only one or a limited number of principals. If the services of any of such principals became unavailable, a Portfolio Fund might sustain losses that would adversely affect the Company.

        Market Participant Risk. The institutions, including brokerage firms and banks, with which a Portfolio Fund or the Company trades or invests, may encounter financial difficulties that impair the operational capabilities or the capital position of such Portfolio Fund or the Company. The Company will have no control whatsoever over the counterparties or brokers used by the Portfolio Funds.

Company Structure

        Independent Strategies. The Portfolio Fund Managers will trade independently of one another. Often, the profits recognized by one Portfolio Fund Manager will be offset by losses incurred by others. The allocation of the Company’s strategies among the different Portfolio Fund Managers has the potential to control losses but also reduces the Company’s profit potential and may at times result in economically offsetting positions.

        Confidential Information Conflicts. In the course of its investment activities, the Adviser and its affiliates may from time to time come into possession of confidential information which the Adviser is prohibited from using for the benefit of the Company, and which would have caused the Adviser to take or omit to take certain actions on behalf of the Company had the Adviser been permitted to do so.

        Certain personnel of the Adviser and its affiliates may have information relating to matters which they cannot disclose to other personnel of the Adviser due to confidentiality, “Ethical Wall” or other considerations. The Adviser might manage the Company’s portfolio differently if it would otherwise have access to this information.

        Liquidity (Repurchase) Risks. It is not expected that Units will be traded on any securities exchange or other market, and Units will be subject to substantial restrictions on transfer. Although the Company may offer to repurchase Units from time to time, a Member investing as of a given date should not expect to be able to liquidate Units for up to six months, and possibly longer. The Adviser expects to recommend to the Board of Directors that the Company offer to repurchase Units from Members quarterly, effective on the last business day of March, June, September and December (generally in amounts between 5% and 15% of the Company’s net assets). No assurances can be given that these repurchases will occur. In addition, because each offer to repurchase Units generally will be limited as to the number of Units eligible to participate, not all Units tendered for repurchase in a particular offer may be accepted. This may occur, for example, when one or more large investors (including the Adviser or its affiliates) seeks to tender a significant number of Units or when a large

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number of investors tender simultaneously. In such an event, Units typically will be accepted for repurchase only on a pro rata basis. Consequently, Units should only be acquired by investors able to commit their funds for an indefinite period of time.

        With respect to any future repurchase offer, Members tendering Units for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the “Notice Date”). The Notice Date generally will be the 25th calendar day of the second month prior to that containing the date as of which the Units to be repurchased are valued by the Company (the “Valuation Date”). For example, the Notice Date for a repurchase offer having a December 31 Valuation Date would be October 25. Accordingly, Members that elect to tender Units for repurchase will not know the price at which such Units will be repurchased until after the election to tender becomes irrevocable. It is possible that during the time period between the day on which a Member elects to tender and the Valuation Date, general economic and market conditions, or specific events affecting the Company or one or more underlying Portfolio Funds, could cause a decline in the value of Units in the Company.

        Limited Liquidity and Limited Availability of Portfolio Fund Investments. Among the principal disadvantages and risks inherent in the Company’s fund of funds structure are the restrictions imposed on the Adviser’s asset allocation flexibility and risk control as a result of the limited liquidity of the Portfolio Funds, as well as their limited availability to accept investments from the Company.

        The Company could be unable to withdraw its capital from a Portfolio Fund for some months despite major losses being incurred or after the Adviser has determined that the Portfolio Fund Manager operating such Portfolio Fund has deviated from its announced trading policies and strategy. This may restrict the Adviser’s ability to reallocate the Company’s assets in a timely manner in response to changing market circumstances.

        Portfolio Fund Manager Changes. Portfolio Fund Managers may be changed without advance notice to Members, including between the time an investor subscribes and the time his subscription is invested in the Units. Investors will not be informed in advance of the allocations or reallocations of the Company’s assets among the different Portfolio Funds.

        Portfolio Turnover. The Portfolio Funds are not generally restricted in effecting transactions by any limitation with regard to their respective portfolio turnover rates. In light of the Portfolio Funds’ investment objectives and policies, it is likely that the portfolio turnover rates of a number of the Portfolio Funds may exceed 100% per annum, which will result in significant transaction costs for such Portfolio Funds and, therefore, the Company. As a result of this portfolio turnover, a significant portion of the Company’s gains, if any, will be derived from short-term capital gains taxable as ordinary income. Members will bear the tax burden of any such gains.

        Ability to Invest Directly. An investor in the Company meeting the eligibility conditions imposed by the Portfolio Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Company, could invest directly in the Portfolio Funds. By investing in the Portfolio Funds indirectly through the Company, an investor bears a portion of the Adviser’s Management Fee and other expenses of the Company, and also indirectly bears a portion of the asset-based fees, performance compensation and other expenses borne by the Company as an investor in the Portfolio Funds.

        Withdrawals; In Kind Redemptions. Portfolio Funds may permit or require that redemptions of interests be made in kind. Upon its withdrawal of all or a portion of its interest in a Portfolio Fund, the Company may receive securities that are illiquid or difficult to value. In such a case, the Adviser would seek to cause the Company to dispose of these securities in a manner that is in the Company’s best interests. The Company may not be able to withdraw from a Portfolio Fund except at certain designated times, limiting the ability of the Adviser to withdraw assets from a Portfolio Fund that may have poor performance or for other reasons. The Company also may be subject to fees imposed on withdrawals from the Portfolio Funds, especially with respect to “early withdrawals” made within the “lock-up” or penalty period, if any, of a particular Portfolio Fund.

        Valuation. The Company values its investments in Portfolio Funds at fair value in accordance with procedures established by the Board of Directors. The valuations reported by the Portfolio Fund Managers of the Portfolio Funds, upon which the Company calculates its month-end net asset value and net asset value per Unit, may be subject to later adjustment, based on information reasonably available at that time. The Company will pay redemption proceeds, as well as calculate management fees, on the basis of net asset valuations determined using the best information available as of the valuation date. In the event a Portfolio Fund subsequently corrects,

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revises or adjusts a valuation after the Company has determined a net asset value, the Company will generally not make any retroactive adjustment to such net asset value, or to any amounts paid based on such net asset value, to reflect a revised valuation. If, after the Company pays redemption proceeds, one or more of the valuations used to determine the net asset value on which the redemption payment is based are revised, the redeeming Members (if the valuations are revised upward) or the remaining Members (if the valuations are revised downwards) will bear the risk of such revisions. A redeeming Member will neither receive distributions from, nor will it be required to reimburse, the Company in such circumstances. This may have the effect of diluting or increasing the economic interest of other Members. Such adjustments or revisions, whether increasing or decreasing the net asset value at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds received by Members who had their Units repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Fund Managers or revisions to net asset value of a Portfolio Fund adversely affect the Company’s net asset value, the outstanding Units of the Company will be adversely affected by prior repurchases to the benefit of Members who had their Units repurchased at a net asset value per Unit higher than the adjusted amount. Conversely, any increases in the net asset value per Unit resulting from such subsequently adjusted valuations will be entirely for the benefit of the holders of the outstanding Units and to the detriment of Members who previously had their Units repurchased at a net asset value per Unit lower than the adjusted amount. New Members may be affected in a similar way, because the same principles apply to the purchase of Units. See “Capital Accounts and Allocations — Net Asset Valuation.”

        Investments in Non-Voting Stock. To avoid potential adverse regulatory consequences, the Company may need to hold its interest in a Portfolio Fund in non-voting form or limit its voting rights to a certain percentage. The Company generally does not intend to own 5% or more of the voting securities of any Portfolio Fund. This limitation on voting rights is intended to ensure that a Portfolio Fund is not deemed an “affiliated person” of the Company for purposes of the 1940 Act, which may potentially impose limits on transactions with the Portfolio Funds both by the Company and other clients of the Adviser. There are, however, other statutory tests of affiliation (such as on the basis of control), and a Portfolio Fund may be deemed an “affiliated person” of the Company notwithstanding these limitations. If this were the case, transactions between the Company and a Portfolio Fund could potentially be subject to the prohibitions of Section 17 of the 1940 Act if an appropriate exemption were not available.

        In order to comply with this 5% limitation, the Company may, at the time of investment, elect to invest in a class of a Portfolio Fund’s non-voting securities (if such a class is available) or may contractually waive all voting rights associated with the investment or those that would exceed the 5% limitation. Waivers of voting rights typically will be effected by means of a written agreement with the relevant Portfolio Fund pursuant to which the Company automatically (and in most cases irrevocably) waives any voting rights it may hold subject to certain requirements. Other investment funds or accounts managed by the Adviser also may forego or waive voting rights in a particular Portfolio Fund. Determinations of whether the Company will waive its voting rights are made by the Adviser as part of the investment process. When deciding to forego or waive voting rights, the Adviser considers only the interests of the Company and not the interests of the Adviser or those of the Adviser’s other clients. The Company has not established specific written procedures relating to this process.

        As a general matter, unlike public corporations or registered investment companies, the Portfolio Funds in which the Company will invest provide their shareholders with an ability to vote only under limited circumstances (if at all). The Company’s practices regarding investment in non-voting securities of Portfolio Funds or waivers of its voting rights are, therefore, not expected to adversely affect the Company’s operations or its rights as an investor in a Portfolio Fund. It is possible, however, that the Company could be precluded from participating in a vote on a particular issue, including an issue that may have a material adverse consequence to the Company. The Adviser considers this risk minimal relative to the increased flexibility potentially available to the Company and its Members from investing in non-voting securities.

        Control Positions. Portfolio Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject a Portfolio Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adverse to the Portfolio Funds, such Portfolio Funds likely would suffer losses on their investments.

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Fees

        Charges; Layering of Fees. The Company is subject to a layering of fees; each Portfolio Fund Manager charges fees, as does the Company itself. The combined effect of this double level of fees will have a material effect on performance over time.

        Portfolio Fund Managers’ Incentive Compensation. The Portfolio Fund Managers receive incentive compensation, which may lead them to take positions that involve more risk than the Portfolio Fund Managers might otherwise have accepted.

        Portfolio Fund Managers’ Incentive Compensation Based on Unrealized as Well as Realized Gains. The Portfolio Fund Managers’ incentive compensation will be based on unrealized as well as realized gains. There can be no assurance that such gains will, in fact, ever be recognized. Furthermore, the valuation of unrealized gain and loss may be subject to material subsequent revision.

        A Portfolio Fund Manager will receive any performance compensation to which it is entitled, irrespective of the performance of the other Portfolio Funds and the Company generally. Thus, a Portfolio Fund Manager with positive performance may receive performance compensation from the Company, as an investor in an underlying Portfolio Fund, and indirectly from the Company’s investors, even if the Company’s overall returns are negative. Investment decisions for the Portfolio Funds are made by the Portfolio Fund Managers independently of each other. Consequently, at any particular time, one Portfolio Fund may be purchasing interests in an issuer at the same time such interests are being sold by another Portfolio Fund. Investing by Portfolio Funds in this manner could cause the Company to incur certain transaction costs without accomplishing any net investment result.

Regulation

        Absence of Regulation. The Portfolio Funds generally will not be registered as investment companies under the 1940 Act and the Company, as an investor in these Portfolio Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies such as the limitations applicable to the use of leverage and the requirements concerning the custody of assets and approvals of investment advisory agreements.

        Revised Regulatory Interpretations Could Make Certain Strategies Obsolete. In addition to proposed and actual accounting changes, there have recently been certain well-publicized incidents of regulators unexpectedly taking positions which prohibited trading strategies which had been implemented in a variety of formats for many years. In the current unsettled regulatory environment, it is impossible to predict if future regulatory developments might adversely affect the Company.

        Possibility of Additional Government or Market Regulation. Market disruptions and the dramatic increase in the capital allocated to alternative investment strategies during recent years have led to increased governmental as well as self-regulatory scrutiny of the “hedge fund” industry in general. Legislation proposing greater regulation of the industry periodically is considered by Congress, as well as the governing bodies of non-U.S. jurisdictions. The Securities and Exchange Commission (“SEC”) has periodically considered rules that may require registration of most Portfolio Fund Managers as investment advisers under the Investment Advisers Act of 1940 (the “Advisers Act”). While it is unclear what long term effect such a registration requirement could have on Portfolio Funds and the hedge fund industry generally, a possible result could be increased costs of operating a hedge fund business, with the result that there may be a trend of consolidation of Portfolio Fund Managers or a decrease in the availability of product offerings by new Portfolio Fund Managers. It is impossible to predict what, if any, other changes in the regulations applicable to the Company, the Portfolio Funds, the Adviser and its affiliates, the markets in which they trade and invest or the counterparties with which they do business may be instituted in the future. Any such current or future regulation could have a material adverse impact on the profit potential of the Company, as well as require increased transparency as to the identity of the Members.

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OTHER RISKS

        Limited Operating History. The Company has a limited operating history upon which investors can evaluate its performance. As discussed below, the personnel of the Adviser responsible for managing the Company’s investment portfolio have substantial experience in managing investments and private investment funds and have provided and continue to provide advisory and management services to clients and private investment funds that have similar investment programs to that of the Company. See “The Adviser” and “Conflicts of Interest.”

        Dependence on Key Personnel. The Adviser is dependent on the services of its professional staff, and there can be no assurance that it will be able to retain the current portfolio management team described under the heading “The Adviser.” The departure or incapacity of one or more of those individuals could have a material adverse effect on the Adviser’s management of the investment operations of the Company.

        Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by the Company is specialized, and involves a high degree of uncertainty. The availability of investment opportunities generally will be subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Company will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions. Similarly, identification of attractive investment opportunities by Portfolio Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by a Portfolio Fund Manager, a Portfolio Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Investment funds sponsored, managed or advised by the Adviser and its affiliates may seek investment opportunities similar to those the Company may be seeking, and none of these parties has an obligation to offer any opportunities it may identify to the Company.

        Increased Competition in Alternative Asset Investments. In recent years, there has been a marked increase in the number of, and flow of capital into, investment vehicles established in order to implement alternative asset investment strategies, including the strategies to be implemented by the Company. While the precise effect cannot be determined, such increase may result in greater competition for investment opportunities, or may result under certain circumstances in increased price volatility or decreased liquidity with respect to certain positions. Prospective investors should understand that the Company may compete with other investment vehicles (including the Adviser and its affiliates, proprietary or private funds and accounts), as well as investment and commercial banking firms, which may have substantially greater resources, in terms of financial resources and research staffs, than may be available to the Company.

        Inadequate Return. No assurance can be given that the returns on the Company’s investments will be commensurate with the risk of investment in the Company. Hedge fund returns dropped significantly in recent years in comparison to their historic returns, and there can be no assurance that their returns, as an asset class, in future periods will continue to reflect previous historical levels. This may be due in part to changes in market conditions affecting hedge funds’ investments and strategies, as well as the proliferation of hedge funds pursuing similar strategies (thereby making it difficult for one hedge fund to outperform others). In addition, because of the weakening correlation between the performance of equity securities and bonds, hedge funds may offer less of an advantage as a source of investment diversification than in the past. All of the foregoing considerations relating to hedge funds have been identified as serious risks by a number of investment commentators, including senior executives of affiliates of the Adviser. Investors should not commit money to the Company unless they have the resources to sustain the loss of their entire investment.

        Possible Exclusion of a Member Based on Certain Detrimental Effects. The Company may authorize the Administrator to repurchase the Units held by a Member or other person acquiring Units from or through a Member, if among other situations:

•	the Units have been transferred in violation of the Company’s LLC Agreement or have vested in any person other than by operation of law as the result of the death, divorce, dissolution, bankruptcy, insolvency, adjudicated incompetence, dissolution, merger, reorganization, or termination of the Member;
•	ownership of the Units by the Member or other person likely will cause the Company to be in violation of, or subject the Company to new or additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

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•	continued ownership of the Units by the Member or other person may be harmful or injurious to the business or reputation of the Company, the Board of Directors, the Adviser or any of their affiliates, or may subject the Company or any Member to an undue risk of adverse tax or other fiscal or regulatory consequences;
•	any of the representations and warranties made by the Member or other person in connection with the acquisition of the Units was not true when made or has ceased to be true;
•	the Member is subject to special regulatory or compliance requirements, such as those imposed by the Bank Holding Company Act, certain Federal Communications Commission regulations, or ERISA (collectively, “Special Laws or Regulations”), and the Company determines that the Member is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold Units; or
•	it would be in the best interests of the Company for the Company to repurchase the Units or a portion of them.

The effect of these provisions may be to deprive an investor of an opportunity for a return even though other investors might enjoy such a return.

        Tax Considerations; Distributions to Members and Payment of Tax Liability. The Company does not intend to make periodic distributions of its net income or gains, if any, to Members. A Member will be required each year, however, to pay applicable U.S. federal and state income taxes on his, her or its share of the Company’s taxable income, and will have to obtain cash from other sources in order to pay such applicable taxes. The amount and timing of any distributions will be determined in the sole discretion of the Board of Directors. In addition, for the Company to complete its tax reporting requirements and to provide an audited annual report to Members, it must receive timely information from the Portfolio Fund Managers to which it has allocated capital. A Portfolio Fund Manager’s delay in providing this information will delay the Company’s preparation of tax information for investors, which will likely require Members to obtain extensions of the time for filing their tax returns, or could delay the preparation of the Company’s annual report. See “Tax Aspects” for a summary of certain significant U.S. federal income and other tax consequences that are relevant to an investment in the Company.

LIMITS OF RISK DISCLOSURES

        The above discussions of the various risks associated with the Company and the Units are not, and are not intended to be, a complete explanation of the risks involved in an investment in the Company. Those discussions do, however, summarize the principal risks that should be considered before investing. Prospective investors should read this entire Prospectus and the LLC Agreement and consult with their own advisors before deciding whether to invest. In addition, as the investment program of the Company may change over time, an investment in the Company may be subject to risk factors not described in this Prospectus.

INVESTMENT POLICIES AND RESTRICTIONS

        The investment objective of the Company is not a fundamental policy of the Company and may be changed without a vote upon 60 days’ notice to Members. The Company has also adopted certain fundamental investment restrictions, which cannot be changed without the vote of a majority of the Company’s outstanding voting securities, as defined in the 1940 Act. Under the 1940 Act, the vote of a majority of the outstanding voting securities means the vote, at an annual or a special meeting of security holders, of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or of more than 50% of the outstanding voting securities, whichever is less.

        In applying the investment restrictions and other policies described in this Prospectus, the Company will not “look through” to the investments and trading activity of the Portfolio Funds. In addition, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Company’s total assets, unless otherwise stated in this Prospectus, will not constitute a deviation from the restriction or policy. Under the fundamental investment restrictions the Company may not:

(1) Invest more than 25% of its assets, taken at market value, in the securities of issuers in any particular industry (excluding the U.S. Government and its agencies and instrumentalities). For purposes of this restriction, neither the Company’s investments in Portfolio Funds generally nor its investments in Portfolio Funds following the same general strategy (e.g., global macro, distressed securities, etc.) are deemed to be an investment in a single industry.

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(2) Issue senior securities to the extent such issuance would violate applicable law.

(3) Underwrite securities of other issuers except insofar as the Company technically may be deemed an underwriter under the 1933 Act in selling portfolio securities.

(4) Make loans to other persons, except that the acquisition of bonds, debentures or other corporate debt securities and investment in government obligations, commercial paper, pass-through instruments, certificates of deposit, bankers acceptances, repurchase agreements or any similar instruments shall not be deemed to be the making of a loan, and except further that the Company may lend its portfolio securities, provided that the lending of portfolio securities may be made only in accordance with applicable law or any exemptive relief granted by the Commission and the guidelines set forth in the Company’s registration statement, as it may be amended from time to time.

(5) Borrow money, except to the extent permitted by applicable law.

(6) Purchase or sell commodities or contracts on commodities, except to the extent that the Company may do so in accordance with applicable law and the Company’s registration statement, as it may be amended from time to time.

(7) Purchase or sell real estate, except that, to the extent permitted by applicable law, the Company may invest in securities directly or indirectly secured by real estate or interests therein or issued by Portfolio Funds that invest in real estate or interests therein.

        The Adviser will not cause the Company to make loans to or receive loans from the Adviser or its affiliates, except to the extent permitted by the 1940 Act, an exemption from the 1940 Act, or as otherwise permitted by applicable law. The Company and the Portfolio Funds in which it invests may effect brokerage transactions through affiliates of the Adviser, subject to compliance with the 1940 Act (to the extent applicable) and other applicable law.

MANAGEMENT OF THE COMPANY

Board of Directors

        The Company’s Board of Directors has overall responsibility for monitoring and overseeing the investment program of the Company and its management and operations. As used herein, the term “Director” is synonymous with the term “manager” within the meaning of the Delaware Limited Liability Company Act. The Board of Directors will monitor and oversee the business affairs of the Company, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Company’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Company as are customarily exercised by the directors of an investment company registered under the 1940 Act organized as a corporation and has complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Company’s business.

        The Directors, in their capacity as such, are not Members of the Company and, accordingly, each Director in his or her capacity as such has no liability as a Member. Directors will not contribute to the capital of the Company in their capacity as Directors, but may subscribe for Units, subject to the eligibility requirements described in this Prospectus.

Directors and Officers

        Any vacancy on the Board of Directors may be filled by the remaining Directors, except to the extent the 1940 Act requires the election of Directors by the Members. The Company’s officers are appointed by the Directors and oversee the management of the day-to-day operations of the Company subject to the oversight of the Board of Directors. One of the Directors and all of the officers of the Company are directors, officers or employees of the Adviser or its affiliates. The other Directors are not affiliated with the Adviser or its affiliates and are not “interested persons” as defined under Section 2(a)(19) of the 1940 Act (previously defined as the “Independent Directors”). The Directors and officers of the Company also may be directors and officers of other investment companies managed, advised, administered or distributed by the Adviser and its affiliates. To the fullest extent allowed by applicable law, including the 1940 Act, the LLC Agreement indemnifies the Directors and officers for all costs, liabilities and expenses that they may experience as a result of their service as such.

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        Certain biographical and other information relating to the Independent Directors is set forth below, including their ages, their principal occupations for at least the last five years, the length of time served, the total number of portfolios overseen in the complex of funds advised by the Adviser and its affiliates (“BlackRock-advised funds”) and any public Director/Trusteeships.

Independent Directors

Name, Age and Address*	Position(s) Held with the Company	Term of Office** and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of BlackRock- Advised Funds and Portfolios Overseen by Director	Other Directorships Held by Director
David O. Beim (66)***	Director	Director since 2004

Professor of Finance and Economics at the Columbia University Graduate School of Business since 1991; Chairman of Outward Bound U.S.A. since 1997; Chairman of Wave Hill, Inc. from 1990 to 2006; Trustee of Phillips Exeter Academy from 2002 to present.

				17 registered investment companies consisting of 24 portfolios	None

James T. Flynn (67)	Director	Director since 2004	Chief Financial Officer of J.P. Morgan & Co. Inc. from 1990 to 1995 and an employee of J.P. Morgan & Co., Inc. in various capacities from 1967 to 1995.	17 registered investment companies consisting of 24 portfolios	None

W. Carl Kester (55)	Director	Director since 2004

Deputy Dean for Academic Affairs, Harvard Business School since 2006; Mizuho Financial Group, Professor of Finance, Harvard Business School, Unit Head Finance in 2005 to 2006; Senior Associate Dean and Chairman of the MBA Program of Harvard Business School, 1995 to 2005, Member of the faculty of Harvard Business school since 1981. Independent Consultant since 1978.

				17 registered investment companies consisting of 24 portfolios	None

Karen P. Robards (57)****	Director	Director since 2004

President of Robards & Company, LLC, a financial advisory firm since 1987; formerly an investment banker with Morgan Stanley for more than ten years; Director of Care Investment Trust, Inc. since 2007; Director of Enable Medical Corp. since 1996; Director of AtriCure, Inc. since 2000; Director of the Cooke Center for Learning and Development, a not-for-profit organization, since 1987.

				17 registered investment companies consisting of 24 portfolios	AtriCure, Inc. (medical devices)

*	The address of each Independent Director is P.O. Box 9095, Princeton, New Jersey 08543-9095.
**	Each Director serves until his or her successor is elected and qualified or until his or her death, resignation, or removal as provided in the LLC Agreement or by statute.
***	Chair of the Audit Committee.
****	Chair of the Board of Directors.

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Interested Directors/Officers

Name, Age and Address*	Position(s) Held with the Company	Term of Office** and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of BlackRock- Advised Funds and Portfolios Overseen	Other Directorships Held by Director
Robert C. Doll, Jr. (52)***	Director and President	Director**** and President since 2005

Vice Chairman and Director of BlackRock, Inc., Global Chief Investment Officer for Equities, Chairman of the BlackRock Retail Operating Committee, and member of the BlackRock Executive Committee since 2006; President of the funds advised by Merrill Lynch Investment Managers, L.P. (“MLIM”) and its affiliates (“MLIM/FAM-advised funds”) from 2005 to 2006 and Chief Investment Officer thereof from 2001 to 2006; President of MLIM and Fund Asset Management, L.P. (“FAM”) from 2001 to 2006; Co-Head (Americas Region) thereof from 2000 to 2001 and Senior Vice President from 1999 to 2001; President and Director of Princeton Services, Inc. (“Princeton Services”) and President of Princeton Administrators, L.P. (“Princeton Administrators”) from 2001 to 2006; Chief Investment Officer of OppenheimerFunds, Inc. in 1999 and Executive President thereof from 1991 to 1999.

				122 registered investment companies consisting of 168 portfolios	None

Donald C. Burke (47)	Vice President and Treasurer	Vice President and Treasurer since 2004

Managing Director of BlackRock Inc. (since 2006); Managing Director of Merrill Lynch Investment Managers (“MLIM”) and Fund Asset Management (“FAM”) (2006); First Vice President of MLIM and FAM (1997-2005) and Treasurer thereof (1999-2006); Vice President of MLIM and FAM (1990-1997).

				242 registered investment companies consisting of 526 portfolios	None

Karen Clark (42)	Fund Chief Compliance Officer	Fund Chief Compliance Officer since 2007

Managing Director of BlackRock, Inc. and Chief Compliance Officer of certain BlackRock-advised funds since 2007; Director of BlackRock, Inc. from 2005 to 2007; Principal and Senior Compliance Officer, State Street Global Advisors, from 2001 to 2005; Principal Consultant, PricewaterhouseCoopers, LLP from 1998 to 2001; and Branch Chief, Division of Investment Management and Office of Compliance Inspections and Examinations, U.S. Securities and Exchange Commission, from 1993 to 1998.

				122 registered investment companies consisting of 168 portfolios	None

35

Name, Age and Address*	Position(s) Held with the Company	Term of Office** and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of BlackRock- Advised Funds and Portfolios Overseen	Other Directorships Held by Director
Alice A. Pellegrino (47)	Secretary	Secretary since 2004

Director of BlackRock, Inc. since 2006; Director (Legal Advisory) of MLIM since 2002; Vice President of MLIM from 1999 to 2002; Attorney associated with MLIM from 1997 to 1999; Secretary of FAM, MLIM, FAMD and Princeton Services from 2004 to 2006.

				122 registered investment companies consisting of 168 portfolios	None

*	The address of each officer is P.O. Box 9011, Princeton, New Jersey 08543-9011.
**	Officers of the Company are elected by and serve for an indefinite term at the pleasure of the Board of Directors.
***	Mr. Doll is an “interested person,” as defined in the 1940 Act, of the Company based on positions with BlackRock, Inc. and its affiliates.
****	As a Director, Mr. Doll serves until his successor is elected and qualified or until his death, resignation, or removal as provided in the LLC Agreement or by statute.

        As of the date of this Prospectus, other than as described above, none of the Independent Directors who is a director or trustee of another investment company whose adviser and principal underwriter is affiliated with the Adviser or its affiliates has held any other position with (i) the Company, (ii) an investment company having the same adviser or principal underwriter as the Company or an adviser or principal underwriter that controls, is controlled by or is under common control with the Adviser, (iii) the Adviser or other affiliate of the Company or (iv) any person controlling, controlled by or under common control with the Adviser.

        As of July 6, 2007, the Directors and officers as a group owned an aggregate of less than 1% of the outstanding units of the Company and none of the Independent Directors or any of their immediate family members owned beneficially or of record any securities of affiliates of the Adviser.

Unit Ownership

        Information relating to each Director’s ownership of Units in the Company and ownership of securities in all BlackRock-advised funds that are overseen by the respective Director (“Supervised Funds”) as of December 31, 2006 is set out in the chart below:

Name	Aggregate Dollar Range of Equity Securities in the Company	Aggregate Dollar Range of Equity Securities in Supervised Funds
Interested Director:
Robert C. Doll, Jr.	None	over $100,000
Non-Interested Directors:
David O. Beim*	over $100,000	over $100,000
James T. Flynn	None	over $100,000
W. Carl Kester	None	over $100,000
Karen P. Robards**	None	over $100,000

*	Chair of the Audit Committee.
**	Chair of the Board of Directors.

Compensation

        Each Independent Director receives an aggregate annual retainer of $112,750 for his or her services to the Adviser and Affiliates-Advised Funds, including the Company. The portion of the annual retainer allocated to each BlackRock-advised Fund is determined quarterly based, in general, on the relative net assets of each such Fund. In addition, each Independent Director receives a fee per in-person Board meeting attended and per in-person Committee (as defined below) meeting attended. The aggregate annual per meeting fees paid to each Independent Director totals $48,000 for his or her services to the BlackRock-Advised Funds for which that Director serves and are allocated equally among those Funds. The Chair of the Board of Directors and the Chair of the Committee each receives an additional annual retainer in the amount of $40,000 and $10,000, respectively, which is paid quarterly and allocated to each BlackRock-advised Fund for which such Chairperson provides services based on the relative net assets of the Fund.

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        The following table sets forth the compensation the Company paid to the Independent Directors for the fiscal year ended March 31, 2007 and the aggregate compensation paid by all BlackRock-advised funds to the Independent Directors for the calendar year ended December 31, 2006.

Name of Director	Aggregate Compensation from the Company	Pension or Retirement Benefits Accrued as Part of Company Expenses	Estimated Annual Benefits Upon Retirement	Aggregate Compensation from BlackRock- advised Funds Paid to Director*
David O. Beim**	$4,144	None	None	$186,083
James T. Flynn	$4,013	None	None	$176,083
W. Carl Kester	$4,013	None	None	$176,083
Karen P. Robards***	$4,540	None	None	$216,083

*	For the number of BlackRock-advised funds from which each current Director receives compensation, see the chart on p. 34.
**	Chair of the Audit Committee.
***	Chair of the Board of Directors.

Committees

        Each Independent Director is a member of the Company’s Audit Committee (the “Committee”). The principal responsibilities of the Committee are the appointment, compensation retention and oversight of the Company’s independent registered public accounting firm, including the resolution of disagreements regarding financial reporting between Company management and such independent registered public accounting firm. The Committee’s responsibilities include, without limitation, to (i) review with the independent registered public accounting firm the arrangements for and scope of annual and special audits and any other services provided by the independent registered public accounting firm to the Company; (ii) review with the independent registered public accounting firm any audit problems or difficulties encountered during or related to the conduct of the audit (iii) ensure that the independent registered public accounting firm submit on a periodic basis a formal written statement with respect to their independence, discuss with the independent registered public accounting firm any relationships or services disclosed in the statement that may impact the objectivity and independence of the Company’s independent registered public accounting firm and (iv) consider the comments of the independent registered public accounting firm with respect to the quality and adequacy of the Company’s accounting and financial reporting policies and procedures and internal control over financial reporting Company management’s responses thereto. The Board of Directors of the Company has adopted a written charter for the Audit Committee. The Audit Committee has retained independent legal counsel to assist it in connection with these duties. The Audit Committee met four times during the fiscal year ended March 31, 2007.

        Each Independent Director is also a member of the Board’s Nominating Committee. The principal responsibilities of the Nominating Committee are to identify individuals qualified to serve as Independent Directors of the Company and to recommend its nominees for consideration by the full Board of Directors. While the Nominating Committee is solely responsible for the nomination of the Company’s Independent Directors, the Nominating Committee may consider nominations for the office of Director made by investors in the Company or by Company management as it deems appropriate. Members who wish to recommend a nominee should send nominations to the Secretary of the Company that include biographical information and set forth the qualifications of the proposed nominee. The Nominating Committee did not meet during the fiscal year ended March 31, 2007.

Voting of Proxies

        The Company is a fund of funds that invests primarily in private investment vehicles, which are non-voting. To the extent the Company invests directly in voting securities, the Board of Directors has delegated to the Adviser authority to vote all proxies relating to voting securities held by the Company. The Adviser has adopted policies and procedures (“Proxy Voting Procedures”) regarding the voting of such proxies, which Proxy Voting Procedures have been reviewed and approved by the Board of Directors. The Proxy voting procedures do not apply to Portfolio Funds. Pursuant to these Proxy Voting Procedures, the Adviser’s primary objective when voting proxies is to make proxy voting decisions solely in the best interests of the Company and its investors, and to act in a manner that the Adviser believes is most likely to enhance the economic value of the securities held by the Company. The Proxy Voting Procedures are designed to ensure that the Adviser considers the

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interests of its clients, including the Company, and not the interests of the Adviser, when voting proxies and that real (or perceived) material conflicts that may arise between the Adviser’s interest and those of the Adviser’s clients are properly addressed and resolved.

        In order to implement the Proxy Voting Procedures, the Adviser has formed a Proxy Voting Committee (the “Committee”). The Committee, a subcommittee of the Investment Adviser’s Equity Investment Policy Oversight Committee (“EIPOC”), is comprised of a senior member of the Investment Adviser’s equity management group who is also a member of EIPOC, one or more other senior investment professionals appointed by EIPOC, portfolio managers and investment analysts appointed by EIPOC and any other personnel EIPOC deems appropriate. The Committee will also include two non-voting representatives from the Adviser’s legal department appointed by the Adviser’s General Counsel. The Committee’s membership shall be limited to full-time employees of the Adviser. No person with any investment banking, trading, retail brokerage or research responsibilities for the Adviser’s affiliates may serve as a member of the Committee or participate in its decision making (except to the extent such person is asked by the Committee to present information to the Committee, on the same basis as other interested knowledgeable parties not affiliated with the Adviser might be asked to do so). The Committee determines how to vote the proxies of all clients, including the Company, in relation to voting securities, that have delegated proxy voting authority to the Adviser and seeks to ensure that all votes are consistent with the best interests of those clients and are free from unwarranted and inappropriate influences. The Committee establishes general proxy voting policies for the Adviser and is responsible for determining how those policies are applied to specific proxy votes, in light of each issuer’s unique structure, management, strategic options and, in certain circumstances, probable economic and other anticipated consequences of alternate actions. In so doing, the Committee may determine to vote a particular proxy in a manner contrary to its generally stated policies. In addition, the Committee will be responsible for ensuring that all reporting and record-keeping requirements related to proxy voting are fulfilled.

        The Committee may determine that the subject matter of a recurring proxy issue is not suitable for general voting policies and requires a case-by-case determination. In such cases, the Committee may elect not to adopt a specific voting policy applicable to that issue. The Adviser believes that certain proxy voting issues require investment analysis — such as approval of mergers and other significant corporate transactions — akin to investment decisions, and are, therefore, not suitable for general guidelines. The Committee may elect to adopt a common position for the Adviser on certain proxy votes that are akin to investment decisions, or determine to permit the portfolio manager to make individual decisions on how best to maximize economic value for the Company (similar to normal buy/sell investment decisions made by such portfolio managers). While it is expected that the Adviser will generally seek to vote proxies over which the Adviser exercises voting authority in a uniform manner for all the Adviser’s clients, the Committee, in conjunction with a client’s portfolio manager, may determine that the client’s (including the Company’s) specific circumstances require that its proxies be voted differently.

        To assist the Adviser in voting proxies, the Committee has retained Institutional Shareholder Services (“ISS”). ISS is an independent adviser that specializes in providing a variety of fiduciary level proxy-related services to institutional investment managers, plan sponsors, custodians, consultants, and other institutional investors. The services provided to the Adviser by ISS include in-depth research, voting recommendations (although the Adviser is not obligated to follow such recommendations), vote execution, and recordkeeping.

        The Adviser’s Voting Procedures also address special circumstances that can arise in connection with proxy voting. For instance, under the Proxy Voting Procedures, the Adviser generally will not seek to vote proxies related to portfolio securities that are on loan, although it may do so under certain circumstances. In addition, the Adviser will vote proxies related to securities of foreign issuers only on a best efforts basis and may elect not to vote at all in certain countries where the Committee determines that the costs associated with voting generally outweigh the benefits. The Committee may at any time override these general policies if it determines that such action is in the best interests of the Company.

        From time to time, the Adviser may be required to vote proxies in respect of an issuer where an affiliate of the Adviser (each, an “Affiliate”), or a money management or other client of the Adviser, including investment companies for which the Adviser provides investment advisory, administrative and/or other services (each, a “Client”), is involved. The Proxy Voting Procedures and the Adviser’s adherence to those procedures are designed to address such conflicts of interest. The Committee intends to strictly adhere to the Proxy Voting Procedures in all proxy matters, including matters involving Affiliates and Clients. If, however, an issue representing a non-routine matter that is material to an Affiliate or a widely known Client is involved such that

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the Committee does not reasonably believe it is able to follow its guidelines (or if the particular proxy matter is not addressed by the guidelines) and vote impartially, the Committee may, in its discretion for the purposes of ensuring that an independent determination is reached, retain an independent fiduciary to advise the Committee on how to vote or to cast votes on behalf of the Adviser’s clients.

        In the event that the Committee determines not to retain an independent fiduciary, or it does not follow the advice of such an independent fiduciary, the Committee may pass the voting power to a subcommittee appointed by EIPOC (with advice from the Secretary of the Committee), consisting solely of Committee members selected by EIPOC. EIPOC shall appoint to the subcommittee, where appropriate, only persons whose job responsibilities do not include contact with the Client and whose job evaluations would not be affected by the Adviser’s relationship with the Client (or failure to retain such relationship). The subcommittee shall determine whether and how to vote all proxies on behalf of the Adviser’s clients or, if the proxy matter is, in their judgment, akin to an investment decision, to defer to the applicable portfolio manager, provided that, if the subcommittee determines to alter the Adviser’s normal voting guidelines or, on matters where the Adviser’s policy is case-by-case, does not follow the voting recommendation of any proxy voting service or other independent fiduciary that may be retained to provide research or advice to the Adviser on that matter, no proxies relating to the Client may be voted unless the Secretary, or in the Secretary’s absence, the Assistant Secretary of the Committee concurs that the subcommittee’s determination is consistent with the Adviser’s fiduciary duties.

        In addition to the general principles outlined above, the Adviser has adopted voting guidelines with respect to certain recurring proxy issues that are not expected to involve unusual circumstances. These policies are guidelines only, and the Adviser may elect to vote differently from the recommendation set forth in a voting guideline if the Committee determines that it is in the Company’s best interest to do so. In addition, the guidelines may be reviewed at any time upon the request of a Committee member and may be amended or deleted upon the vote of a majority of Committee members present at a Committee meeting at which there is a quorum.

        The Adviser has adopted specific voting guidelines with respect to the following proxy issues:

•	Proposals related to the composition of the Board of Directors of issuers other than investment companies. As a general matter, the Committee believes that a company’s Board of Directors (rather than stockholders) is most likely to have access to important, nonpublic information regarding a company’s business and prospects, and is therefore best-positioned to set corporate policy and oversee management. The Committee, therefore, believes that the foundation of good corporate governance is the election of qualified, independent corporate directors who are likely to diligently represent the interests of stockholders and oversee management of the corporation in a manner that will seek to maximize stockholder value over time. In individual cases, the Committee may look at a nominee’s number of other directorships, history of representing stockholder interests as a director of other companies or other factors, to the extent the Committee deems relevant.
•	Proposals related to the selection of an issuer’s independent auditors. As a general matter, the Committee believes that corporate auditors have a responsibility to represent the interests of stockholders and provide an independent view on the propriety of financial reporting decisions of corporate management. While the Committee will generally defer to a corporation’s choice of auditor, in individual cases, the Committee may look at an auditor’s history of representing stockholder interests as auditor of other companies, to the extent the Committee deems relevant.
•	Proposals related to management compensation and employee benefits. As a general matter, the Committee favors disclosure of an issuer’s compensation and benefit policies and opposes excessive compensation, but believes that compensation matters are normally best determined by an issuer’s Board of Directors, rather than stockholders. Proposals to “micro-manage” an issuer’s compensation practices or to set arbitrary restrictions on compensation or benefits will, therefore, generally not be supported.
•	Proposals related to requests, principally from management, for approval of amendments that would alter an issuer’s capital structure. As a general matter, the Committee will support requests that enhance the rights of common stockholders and oppose requests that appear to be unreasonably dilutive.

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•	Proposals related to requests for approval of amendments to an issuer’s charter or by-laws. As a general matter, the Committee opposes poison pill provisions.
•	Routine proposals related to requests regarding the formalities of corporate meetings.
•	Proposals related to proxy issues associated solely with holdings of investment company shares. As with other types of companies, the Committee believes that a fund’s Board of Directors (rather than its shareholders) is best-positioned to set fund policy and oversee management. However, the Committee opposes granting Boards of Directors authority over certain matters, such as changes to a fund’s investment objective, that the 1940 Act envisions will be approved directly by shareholders.
•	Proposals related to limiting corporate conduct in some manner that relates to the stockholder’s environmental or social concerns. The Committee generally believes that annual stockholder meetings are inappropriate forums for discussion of larger social issues, and opposes stockholder resolutions “micromanaging” corporate conduct or requesting release of information that would not help a stockholder evaluate an investment in the corporation as an economic matter. While the Committee is generally supportive of proposals to require corporate disclosure of matters that seem relevant and material to the economic interests of stockholders, the Committee is generally not supportive of proposals to require disclosure of corporate matters for other purposes.

        Information about how the Company voted proxies relating to securities held in the Company’s portfolio during the most recent 12-month period ending June 30 is available without charge by calling the Company toll-free at 1-877-GPC-ROCK and on the SEC’s website at http://www.sec.gov.

THE ADVISER

        BlackRock Advisors, LLC is the Company’s adviser and Manages the Company’s investments subject to the oversight of the Board of Directors. BlackRock Advisors is a wholly owned subsidiary of BlackRock, Inc. On September 29, 2006, BlackRock consummated a transaction with Merrill Lynch &Co., Inc. whereby Merrill Lynch & Co., Inc.’s investment management business combined with that of BlackRock to create a new independent company that is one of the world’s largest asset management firms with over $1 trillion in assets under management.

        The Advisor has the responsibility for making all investment decisions for the Company. The Adviser has entered into a sub-advisory agreement with BlackRock Investment Management, LLC, an affiliate, to act as investment sub-adviser to the Company. BIM is responsible for the day-to-day management of the Company.

        The Adviser and its affiliates create and manage a variety of mainstream and alternative investments, including mutual funds, hedge funds, funds of funds, private equity, managed futures and exchange funds. The Adviser creates, manages and distributes fund of hedge fund and managed futures products to tax-exempt, institutional and individual high net worth clients worldwide.

        The Advisor was organized in 1994 to perform advisory services for investment companies. BIM is a registered investment adviser and commodity pool operator organized in 1999. The Adviser and its affiliates had approximately $1.23 trillion in investment company and other portfolio assets under management as of June 30, 2007.

        From time to time, a manager, analyst, or other employee of the Adviser or its affiliates may express views regarding a particular asset class, company, security, industry, or market sector. The views express by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of BlackRock Advisors, BIM or any other person within the BlackRock organization. Any such views are subject to change at any time based upon market or other conditions and the Adviser disclaims ant responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for the Company are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Company.

Information Regarding the Portfolio Managers

        The BlackRock Fund of Funds Team is responsible for managing the Company’s investments. Howard P. Berkowitz, Anson H. Beard, Christine Jurinich and Edward Rzeszowski are the portfolio managers responsible for investing the Company’s assets. The Company’s portfolio managers will consider analyses from various

40

sources, make the necessary investment decisions, and place orders for transactions accordingly. Mr. Berkowitz is the head of the team and is responsible for overseeing the management of the Company’s investments. Mr. Beard is responsible for evaluating potential long/short equity Portfolio Fund Managers and monitoring existing Portfolio Fund Managers, Ms. Jurinich is responsible for evaluating potential Portfolio Fund Managers and monitoring existing Portfolio Fund Managers, and Mr. Rzeszowski is responsible for evaluating potential Portfolio Fund Managers and monitoring existing Portfolio Fund Managers with a focus on managed futures, macro funds and statistical arbitrage.

        Mr. Berkowitz is a Managing Director of BlackRock and a member of BlackRock’s Management Committee. Mr. Berkowitz has more than 35 years of experience running private investment funds and funds of hedge funds. He joined BlackRock in April 2003 and has been the Company’s portfolio manager since 2006. Prior to joining BlackRock, Mr. Berkowitz was the founder and managing partner of HPB Associates which he initially formed in 1979 as a traditional equity hedge fund. In 1967, Mr. Berkowitz co-founded and managed Steinhardt, Fine, Berkowitz & Co., one of the earliest and most highly successful entrants into the hedge fund industry.

        Mr. Beard is a Managing Director of BlackRock and has been a member of the Company’s portfolio management team since 2006. Prior to joining BlackRock in 2004, Mr. Beard was the Founder, Managing Partner, and portfolio manager of Archimedes Capital Partners, LLC, a long/short equity hedge fund. From 1996 to 2000, Mr. Beard was an associate at Tiger Management LLC, focusing on basic industrial equities and commodities.

        Ms. Jurinich is a Managing Director of BlackRock and has been a member of the Company’s portfolio management team since 2006. Ms. Jurinich has been a portfolio manager with BlackRock since 2003. Before taking on her current responsibilities in 2003, Ms. Jurinich was a member of the Account Management Group where she was responsible for developing and maintaining relationships with non-U.S. clients and for developing alternative investment products. Prior to joining BlackRock in 2002, Ms. Jurinich was responsible for investor relations and hedge fund research at Victus Capital LLC. From 2000 to 2001, she was responsible for manager research and recommendations relating to relative value managers at Alpha Investment Management LLC. She spent the prior year with Arista Group, where her duties included all aspects of due diligence and performance reporting. Ms. Jurinich began her career in 1993 with Allied Capital Asset Management.

        Mr. Rzeszowski joined BlackRock in 2006 as a member of the Fund of Fund’s team and became part of the Company’s portfolio management team at that time. Prior to joining BlackRock, Mr. Rzeszowski was a Director with the fund of funds team of MLIM LP. In this role, he was responsible for the selection and analysis of hedge funds with a focus on managed futures, macro funds and statistical arbitrage, and served as senior hedge fund analyst and portfolio manager for the Global Horizons I, L.P. and ML Global Horizons Ltd. Previously, Mr. Rzeszowski was a Senior Quantitative Analyst for the MLIM LP fund of funds team, responsible for risk management of the managed futures product line. He has held various positions in MLIM LP’s finance department. His additional previous work experience includes OMR Systems Corporation (a financial investments service company), where he was responsible for the consolidation of managed futures risks.

Other Funds and Accounts Managed

        The following table sets forth information about funds and accounts other than the Company for which the Company’s portfolio managers are primarily responsible for the day-to-day portfolio management as of March 31, 2007.

	Number of Other Accounts Managed and Assets by Account Type			Number of Accounts and Assets for Which Advisory Fee is Performance-Based
Name of Portfolio Manager	Registered Investment Companies	Other Pooled Investment Vehicles	Other accounts	Registered Investment Companies	Other Pooled Investment Vehicles	Other accounts
Howard P. Berkowitz	1	22	5	0	6	3
	$58,003,935	$2,132,900,183	$308,307,475	$0	$1,054,213,667	$264,253,378
Anson H. Beard	1	22	5	0	6	3
	$58,003,935	$2,132,900,183	$308,307,475	$0	$1,054,213,667	$264,253,378
Christine Jurinich	1	22	5	0	6	3
	$58,003,935	$2,132,900,183	$308,307,475	$0	$1,054,213,667	$264,253,378
Edward Rzeszowski	1	22	5	0	6	3
	$58,003,935	$2,132,900,183	$308,307,475	$0	$1,054,213,667	$264,253,378

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Portfolio Manager Compensation Overview

        BlackRock’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include a base salary, a discretionary bonus, participation in various benefits programs and one or more of the incentive compensation programs established by BlackRock such as its Long-Term Retention and Incentive Plan and Restricted Stock Program.

        Base compensation. Generally, portfolio managers receive base compensation based on their seniority and/or their position with the firm.

        Discretionary compensation. In addition to base compensation, portfolio managers may receive discretionary compensation, which can be a substantial portion of total compensation. Discretionary compensation can include a discretionary cash bonus as well as one or more of the following:

Long-Term Retention and Incentive Plan (LTIP) — The LTIP is a long-term incentive plan that seeks to reward certain key employees. The plan provides for the grant of awards that are expressed as an amount of cash that, if properly vested and subject to the attainment of certain performance goals, will be settled in cash and/or in BlackRock, Inc. common stock.

Deferred Compensation Program — A portion of the compensation paid to each portfolio manager may be voluntarily deferred by the portfolio manager into an account that tracks the performance of certain of the firm’s investment products. Each portfolio manager is permitted to allocate his or her deferred amounts among various options, including to certain of the firm’s hedge funds and other unregistered products. Beginning in 2005, a portion of the annual compensation of certain senior managers is paid in the form of BlackRock, Inc. restricted stock units which vest ratably over a number of years.

Options and Restricted Stock Awards — BlackRock also has a restricted stock award program designed to reward certain key employees as an incentive to contribute to the long-term success of BlackRock. These awards vest over a period of years.

Incentive Savings Plans — BlackRock has created a variety of incentive savings plans in which BlackRock employees are eligible to participate, including a 401(k) plan, the BlackRock Retirement Savings Plan (RSP) and the BlackRock Employee Stock Purchase Plan (ESPP). The employer contribution components of the RSP include a company match equal to 50% of the first 6% of eligible pay contributed to the plan capped at $4,000 per year, and a company retirement contribution equal to 3% of eligible compensation, plus an additional contribution of 2% for any year in which BlackRock has positive net operating income. The RSP offers a range of investment options, including registered investment companies managed by the firm. Company contributions follow the investment direction set by participants for their own contributions or absent, employee investment direction, are invested into a stable value fund. The ESPP allows for investment in BlackRock common stock at a 5% discount on the fair market value of the stock on the purchase date. Annual participation in the ESPP is limited to the purchase of 1,000 shares or a dollar value of $25,000. Each portfolio manager is eligible to participate in these plans.

        Annual incentive compensation for each portfolio manager is a function of several components: the performance of BlackRock, the performance of the portfolio manager’s group within BlackRock, the investment performance, including risk-adjusted returns, of the firm’s assets under management or supervision by that portfolio manager relative to predetermined benchmarks, and the individual’s teamwork and contribution to the overall performance of these portfolios and BlackRock.

Potential Material Conflicts of Interest

        BlackRock has built a professional working environment, firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another. BlackRock has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time.

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        Nevertheless, BlackRock furnishes investment management and advisory services to numerous clients in addition to the Company, and BlackRock may, consistent with applicable law, make investment recommendations to other clients or accounts (including accounts which are hedge funds or have performance or higher fees paid to BlackRock, or in which portfolio managers have a personal interest in the receipt of such fees), which may be the same as or different from those made to the Company. In addition, BlackRock, its affiliates and any officer, director, stockholder or employee may or may not have an interest in the securities whose purchase and sale BlackRock recommends to the Company. BlackRock, or any of its affiliates, or any officer, director, stockholder, employee or any member of their families may take different actions than those recommended to the Company by BlackRock with respect to the same securities. Moreover, BlackRock may refrain from rendering any advice or services concerning securities of companies of which any of BlackRock’s (or its affiliates’) officers, directors or employees are directors or officers, or companies as to which BlackRock or any of its affiliates or the officers, directors and employees of any of them has any substantial economic interest or possesses material non-public information. Each portfolio manager also may manage accounts whose investment strategies may at times be opposed to the strategy utilized for the Company. In this connection, it should be noted that each portfolio manager currently manages certain accounts that are subject to performance fees. In addition, each portfolio manager assists in managing certain hedge funds and may be entitled to receive a portion of any incentive fees earned on such funds and a portion of such incentive fees may be voluntarily or involuntarily deferred. Additional portfolio managers may in the future manage other such accounts or funds and may be entitled to receive incentive fees.

        As a fiduciary, BlackRock owes a duty of loyalty to its clients and must treat each client fairly. When BlackRock purchases or sells securities for more than one account, the trades must be allocated in a manner consistent with its fiduciary duties. BlackRock attempts to allocate investments in a fair and equitable manner among client accounts, with no account receiving preferential treatment. To this end, BlackRock has adopted a policy that is intended to ensure that investment opportunities are allocated fairly and equitably among client accounts over time. This policy also seeks to achieve reasonable efficiency in client transactions and provide BlackRock with sufficient flexibility to allocate investments in a manner that is consistent with the particular investment discipline and client base.

Company Ownership

        The following table sets forth the dollar range of equity securities of the Company beneficially owned by each portfolio manager as of March 31, 2007.

Portfolio Manager	Dollar Range
Howard P. Berkowitz	None
Anson H. Beard	None
Christine Jurinich	None
Edward Rzeszowski	None

INVESTMENT ADVISORY AGREEMENT

        Effective September 29, 2006, the Company entered into an investment advisory agreement with BlackRock Advisors, LLC (the “Investment Advisory Agreement”). The Investment Advisory Agreement generally provides that the Adviser shall provide the Company with such investment research, advice and supervision as the latter may from time to time consider necessary for the proper supervision of the assets of the Company, shall furnish continuously an investment program for the Company and shall determine from time to time which securities shall be purchased, sold or exchanged and what portion of the assets of the Company shall be held in the various Portfolio Funds and other securities, options, futures, and options on futures in which the Company invests or cash, subject always to the restrictions set forth in the LLC Agreement, the provisions of the 1940 Act and the Company’s registration statement, as it may be amended from time to time. The Investment Advisory Agreement also authorizes the Adviser to conduct relations with custodians, depositories, transfer agents, dividend disbursing agents, other servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons as necessary or desirable. The Investment Advisory Agreement is terminable without penalty upon 60 days’ prior written notice by the Board of Directors, or by vote of a majority, as defined by the 1940 Act, of the outstanding voting securities of the Company, or by the Adviser also upon 60 days’ prior written notice. Once effective, the Investment Advisory Agreement will

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continue in effect from year to year after its initial two-year term if the continuance is approved annually by the Board of Directors (including a majority of the Independent Directors) by vote cast in person at a meeting called for the purpose of voting on such continuance. The Investment Advisory Agreement provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules under that Act.

        The Adviser receives a fee from the Company at an annual rate equal to 1.50% of the average daily value of the Company’s net assets. “Net assets” means the total assets of the Company minus the sum of the accrued liabilities. Prior to September 29, 2006, Merrill Lynch Alternative Investments LLC, an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc., acted as the Company’s adviser and was compensated according to the same advisory fee rate as is currently in effect for the Adviser.

        Effective September 29, 2006 the Adviser has entered into an investment sub-advisory agreement with BIM (the “Subadvisory Agreement,” and together with the Investment Advisory Agreement, the “Advisory Agreements”), an affiliate, pursuant to which the Adviser pays BIM a monthly fee at an annual rate equal to a percentage of its Management Fee as compensation for the services provided by BIM. BIM is responsible for the day-to-day management of the Company.

        The Subadvisory Agreement generally provides that BIM will perform certain of the day-to-day operations of the Company, which may include one or more of the following services, at the request of the Adviser: (i) acting as investment adviser for and managing the investment and reinvestment of those assets of the Company as the Adviser may from time to time request and in connection therewith have complete discretion in purchasing and selling such securities and other assets for the Company and in voting, exercising consents and exercising all other rights appertaining to such securities and other assets on behalf of the Company; (ii) arranging for the purchase and sale of securities and other assets of the Company; (iii) providing investment research and credit analysis concerning the Company’s investments, (iv) assisting the Adviser in determining what portion of the Company’s assets will be invested in cash, cash equivalents and money market instru-ments, (v) placing orders for all purchases and sales of such investments made for the Company, and (vi) maintaining the books and records as are required to support the Company’s investment operations. At the request of the Adviser, BIM will also, subject to the oversight and supervision of the Adviser and the direction and control of the Board of Directors, provide to the Adviser or the Company any of the facilities and equipment and perform any of the services described in the Investment Advisory Agreement.

        A discussion of the basis for the Board of Directors’ approval of the Fund’s Investment Advisory Agreement and the Subadvisory Agreement is available in the Fund’s semi-annual shareholder report for the fiscal period ending September 30, 2006.

CODE OF ETHICS

        The Company, the Investment Adviser, BIM and each Distributor each has adopted a code of ethics (the “Code of Ethics”) in compliance with Section 17(j) of the 1940 Act. The Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to the Code of Ethics may invest in securities for their personal investment accounts, including making investments in the securities of Portfolio Funds that may be purchased or held by the Company.

VOTING

        Each Member has the right to cast a number of votes based on the value of the Member’s pro rata portion of the Company’s capital at a meeting of Members called by the Board of Directors. Members will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of Directors, approval of the Investment Advisory Agreement, and on certain other matters. Notwithstanding their ability to exercise their voting privileges, Members, in their capacity as such, are not entitled to participate in the management or control of the Company’s business and may not act for or bind the Company.

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BROKERAGE

        Each Portfolio Fund Manager is responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for any Portfolio Fund it manages. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

        The Adviser expects that each Portfolio Fund Manager will generally select brokers and dealers to effect transactions on behalf of its Portfolio Fund substantially as described below, although the Adviser can give no assurance that a Portfolio Fund Manager will adhere to, and comply with, the described practices. The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of a Portfolio Fund, a Portfolio Fund Manager will seek to obtain the best price and execution for the transactions, taking into account such factors as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. Subject to appropriate disclosure, however, Portfolio Fund Managers of Portfolio Funds that are not investment companies registered under the 1940 Act may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Portfolio Fund Manager rather than its Portfolio Fund. The Adviser may consider the adequacy of the broker selection process employed by a Portfolio Fund Manager, as well as the above principles, as a factor in determining whether to invest in its Portfolio Fund. Each Portfolio Fund Manager generally will seek reasonably competitive commission rates, but will not necessarily pay the lowest commission available on each transaction.

        Consistent with seeking best price and execution, a Portfolio Fund Manager may place brokerage orders with brokers (including affiliates of the Adviser) that may provide the Portfolio Fund Manager and its affiliates with supplemental research, market and statistical information (“soft dollar items”), including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of a Portfolio Fund Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Portfolio Fund Manager or its affiliates in providing services to clients other than a Portfolio Fund. In addition, not all of the supplemental information is used by the Portfolio Fund Manager in connection with a Portfolio Fund in which the Company invests. Conversely, the information provided to the Portfolio Fund Manager by brokers and dealers through which other clients of the Portfolio Fund Manager and its affiliates effect securities transactions may be useful to the Portfolio Fund Manager in providing services to a Portfolio Fund. In accordance with provisions of the 1940 Act, an affiliate of the Adviser may effect brokerage transactions for a Portfolio Fund.

        Information about the brokerage commissions paid by the Company, including commissions paid to affiliates of the Company, is set forth in the following table:

Fiscal Period Ended	Total Brokerage Commissions Paid	Brokerage Commissions Paid to Affiliates
March 31, 2005	$0	$0
March 31, 2006	$0	$0
March 31, 2007	$0	$0

        Section 28(e) of the Securities Exchange Act of 1934, as amended, specifically permits the use of research-related soft dollar items in the manner described above. Soft dollar items that are not research-related are, however, outside the scope of Section 28(e). Soft dollars not generated through agency transactions in securities (for example, those generated with respect to certain types of derivatives transaction) are also outside the Section 28(e) safe harbor. The Portfolio Fund Managers may receive soft dollar items outside the safe harbor.

        The Board of Directors has adopted procedures designed to ensure that commission rates paid to affiliates of the Adviser by the Company will be fair and reasonable within the meaning of the 1940 Act. These procedures do not, however, govern payments by a Portfolio Fund.

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ADMINISTRATOR

        The Company has retained PFPC Inc., whose principal business address is 301 Bellevue Parkway, Wilmington, Delaware 19809, to provide certain administrative, transfer agency and investor services to the Company. Under the terms of an agreement entered into between the Company and PFPC, Inc. (the “Administration Agreement”), PFPC, Inc., an affiliate of the Adviser, is responsible, directly or through its agents, for, among other things: reconciliation of cash and investment balances with the Company’s custodian; calculating contractual expenses, including management fees; determining net income; arranging for the computation of the Company’s net asset value; preparing the Company’s Statement of Assets and Liabilities and Statement of Operations; preparing and filing the Company’s annual and semi-annual reports with the SEC; preparing and filing certain federal and state tax returns for the Company; maintaining the register of Members, including any transfer or repurchases of Units; and the allocation of income, expenses, gains and losses to the Members’ respective capital accounts.

        PFPC Inc. is paid a monthly fee at the annual rate of 0.075% of the Company’s average month-end net assets not exceeding $250 million, 0.050% of the Company’s average month-end net assets exceeding $250 million but not in excess of $500 million, and 0.040% of the Company’s average month-end net assets in excess of $500 million. The Company also pays PFPC Inc. certain fixed fees for tax preparation and other services. PFPC Inc. is also reimbursed by the Company for out-of-pocket expenses (including those of any third party retained to assist PFPC Inc.) relating to services provided to the Company. The Administration Agreement may be terminated at any time by either party generally upon not less than 120 days’ written notice.

        For the fiscal years ended March 31, 2005, 2006, and 2007 the company paid PFPC Inc. $52,912, $310,135 and $335,270 respectively, under the Administration Agreement.

MEMBER AND ACCOUNT SERVICES ARRANGEMENTS

        The Company has appointed BDI and FAMD (previously defined as the “Service Agents”), whose principal business address is 760 Moore Road, King of Prussia, Pennsylvania, 19406, and 800 Scudders Mill Road, Plainsboro, New Jersey 08536, respectively, to provide (or arrange for the provision of) ongoing investor and shareholder services. Under the terms of an investor servicing agreement between the Company and each Service Agent (the “Member Services Agreement”), each Service Agent is authorized to retain broker-dealers and financial advisors (previously defined as “Member Service Providers”) to provide ongoing investor and shareholder services to the Members of the Company. These services include, but are not limited to, handling Member inquiries regarding the Company (for example, responding to questions concerning capital account balances and reports and tax information provided by the Company); assisting in the enhancement of communications between Members and the Company; assisting in the establishment and maintenance of Member accounts with the Company; assisting in the maintenance of records containing Member information; and providing such other information and Member services as the Company or the Service Agent may reasonably request. Under the Member Services Agreement, the Company will pay a monthly Service Fee computed at the annual rate of 0.25% of the Company’s average month-end net assets to each Service Agent, to reimburse each of them for payments made to Member Service Providers and for ongoing investor servicing activities performed by the Service Agent. Each Service Agent (or one of its affiliates) may pay from its own resources additional compensation to Member Service Providers for ongoing investor servicing. In addition, the Adviser, in its discretion and from its own assets, may pay to the Service Agents and the Member Service Providers in respect of their customers’ investments in the Company, an additional amount not to exceed 0.25% (on an annualized basis, payable quarterly) of the aggregate value of outstanding Units held by Members introduced by such Member Service Provider.

CUSTODIAN AND ESCROW AGENT

        PFPC Trust Company, a limited purpose trust company incorporated under the laws of the State of Delaware, serves as the Custodian of the assets of the Company, and may maintain custody of such assets with U.S. subcustodians and foreign custodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board of Directors. Assets of the Company are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian, subcustodian or foreign custodians in a securities depository, clearing agency or omnibus customer account. The Custodian’s principal business address is 8800 Tinicum Boulevard, 3rd Floor, Suite 200, Philadelphia, Pennsylvania 19153.

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        PFPC, Inc. serves as Escrow Agent with respect to subscription monies received from prospective investors in advance of dates when Units may be subscribed for and monies may be transmitted to the Company. The Escrow Agent’s principal business address is 301 Bellevue Parkway, Wilmington, Delaware 19809.

COMPANY EXPENSES

        The Company bears its own operating and other expenses, including, but not limited to, ongoing offering expenses; directors’ fees (including directors and officers/errors and omissions insurance); fidelity bond expenses; administrative expenses (including fees and expenses of the Administrator or any successor administrator); legal, tax, custodial, audit, professional, escrow, internal and external fund accounting, transfer agency and valuation expenses; corporate licensing and printing expenses; record keeping expenses; expenses incurred in communicating with Members; including the costs of preparing and printing reports to Members; and extraordinary expenses. Company expenses also include investment-related expenses, including, but not limited to, brokerage commissions, dealer mark-ups, and other transactions costs on its cash management; interest expense on any borrowings it may make; and any subscription or redemption charges imposed by the Portfolio Funds. The Adviser bears expenses incurred in the operation of its business (such as rent for office space, equipment, facilities and employees’ salaries).

        As noted above, in consideration of the investor and account maintenance service activities provided to Members by the Service Agent and certain broker-dealers and financial advisers, the Company pays the Service Agent the Service Fee. In addition, in consideration of the administrative services provided by the Administrator to the Company, the Company pays the Administrator the Administrative Fee and also reimburses the Administrator’s out-of-pocket expenses related to services provided to the Company. These fees and the reimbursement of out-of-pocket expenses are an expense out of the Company’s assets and are reflected in each Member’s capital account (including the capital accounts of the Adviser and any of its respective affiliates that may participate as a Member) as a reduction to net profits or an increase to net losses credited to or debited against each Member’s capital account.

        Portfolio Funds bear various expenses in connection with their operations similar to those incurred by the Company. Portfolio Fund Managers generally will assess asset-based fees to and receive performance-based compensation from the Portfolio Funds (or their investors), which effectively will reduce the investment returns of the Portfolio Funds. These expenses, fees and allocations are in addition to those incurred by the Company itself. As an investor in the Portfolio Funds, the Company bears its proportionate share of the expenses and fees of the Portfolio Funds and is also subject to performance allocations to the Portfolio Fund Managers.

MANAGEMENT FEE

        In consideration of the advisory and other services provided by the Adviser, the Company pays the Adviser a monthly Management Fee at the annual rate of 1.50% of the Company’s average daily net assets. The Management Fee is paid out of and reduces the Company’s net assets. Net assets for these purposes mean the total value of all assets of the Company, less an amount equal to all accrued debts, liabilities and obligations. The Management Fee is computed based on the net assets as of the end of business on the last business day of each month, after adjustment for any subscriptions made at the beginning of that month, and will be due and payable in arrears, generally within 20 business days after the end of the month.

        Prior to September 29, 2006, Merrill Lynch Alternative Investments LLC (“MLAI”), an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc., acted as the Company’s investment adviser. The table below sets forth information about the total advisory fees paid by the Company to the Adviser and to MLAI, the Company’s previous investment adviser, for the periods indicated.

For the Fiscal Years Ended March 31,	Paid to MLAI		Adviser
2007	$ 981,547	*	$990,152	**
2006	$1,640,965		N/A
2005	$ 238,515	***	N/A

*	For the period April 1, 2006 to September 29, 2006.
**	For the period September 29, 2006 to March 31, 2007.
***	Prior to December 1, 2005 the company had entered into an Investment Advisory Agreement with Merrill Lynch Investment Managers L.P. (“MLIM”). From September 30, 2004 to December 1, 2005 the management fee was paid to MLIM.

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        Pursuant to the Subadvisory Agreement between the Adviser and BIM, the Adviser pays BIM a monthly fee at annual rate equal to a percentage of the Management Fee as compensation for the services provided by BIM. BIM is responsible for the day-to-day management of the Company. For the period from September 29, 2006 through March 31, 2007, the total sub-advisory fees paid to BIM were $732,713.

CAPITAL ACCOUNTS AND ALLOCATIONS

Capital Accounts

        The Company maintains a separate capital account for each Member (including the Adviser or any of its respective affiliates to the extent any of them contributes capital to the Company as a Member). Each such capital account has an opening balance equal to the Member’s initial contribution to the capital of the Company (i.e., the value of the Member’s initial subscription for Units less any Distribution or other fees) and is increased by the sum of the amount contributed by the Member to the capital of the Company (i.e., through the purchase of additional Units), plus any amounts credited to the Member’s capital account as described below. Each Member’s capital account is reduced by the sum of the amount of any repurchase by the Company of the Units held by the Member, plus the amount of any distributions by the Company to the Member that are not reinvested, plus any amounts debited against the Member’s capital account as described below.

        Capital accounts of Members are adjusted as of the close of business on the last day of each of the Company’s fiscal periods. Fiscal periods begin on the day after the last day of the preceding fiscal period and end at the close of the Company’s business on the first to occur of the following: (1) the last day of a fiscal year of the Company; (2) the last day of a taxable year of the Company; (3) the day preceding any day on which a contribution to the capital of the Company is made; (4) any day on which the Company repurchases any Units of any Member; (5) the day on which a substituted Member is admitted; or (6) any day (other than the last day of a taxable year) on which the LLC Agreement provides for any amount to be credited to or debited against the capital accounts of any Member (other than an amount to be credited to or debited against the capital accounts of all Members) in accordance with their respective investment percentage determined pursuant to the LLC Agreement. A Member’s investment percentage (“Investment Percentage”) will be determined (as set forth in the LLC Agreement) as of the start of each fiscal period by dividing the value of the Member’s capital account as of the commencement of the period by the sum of the capital accounts of all of the Members as of the commencement of such fiscal period.

Allocation of Net Profits and Net Losses

        Net profits or net losses for each of the Company’s fiscal periods are allocated among and credited to or debited against the capital accounts of all Members as of the last day of the fiscal period in accordance with the Members’ Investment Percentage for the fiscal period. These credits or debits to a Member’s capital account are in turn reflected in changes in the value of the Member’s Units. Net profits or net losses are measured as the net change in the value of the net assets of the Company, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and accrued expenses, before giving effect to any repurchases by the Company of Units, and excluding the amount of any items to be allocated among the capital accounts of the Members other than in accordance with the Members’ Investment Percentage. Allocations for U.S. federal income tax purposes generally are made among the Members so as to reflect equitably amounts credited or debited to each Member’s capital account for the current and prior fiscal years.

Allocation of Special Items — Certain Withholding Taxes and Other Expenditures

        Withholding taxes or other tax obligations incurred by the Company that are attributable to any Member will be debited against the capital account of that Member as of the close of the fiscal period during which the Company paid those obligations, and any amounts distributable at or after that time to the Member will be reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Member and any successor to the Member as holder of the Units is required to pay upon demand to the Company, as a contribution to the capital of the Company, the amount of the excess. The Company is not obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member, although in the event that the Company determines that a Member is eligible for a refund of any withholding tax, it may, at the request and expense of the Member, assist the Member in applying for the refund.

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        Any expenditures payable by the Company, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, will generally be charged to only those Members on whose behalf the payments are made or whose circumstances gave rise to the payments. These charges will be debited to the capital accounts of the particular Members as of the close of the fiscal period during which the items were paid or accrued by the Company.

Reserves

        The Board of Directors may cause appropriate reserves to be created, accrued and charged against net assets and proportionately against the capital accounts of the Members holding Units for liabilities as of the date the liabilities become known to the Board of Directors. Reserves will be in such amounts (subject to increase or reduction) that the Board of Directors may deem necessary or appropriate. The amount of any reserves and any increase or decrease in them will be proportionately charged or credited, as appropriate, to the capital accounts of those investors who are Members holding Units at the time when the reserves are created, increased or decreased.

Net Asset Valuation

        The Company will calculate its net asset value as of the close of business on the last business day of each calendar month and such other dates as the Board of Directors, upon advice from the Adviser, may determine in its discretion. In determining its net asset value, the Company generally values its investments as of month-end.

        The net asset value of the Company equals the value of its assets, less all of its liabilities, including accrued fees and expenses. The net asset value per Unit equals the net asset value of the Company divided by the number of its outstanding Units. The Board of Directors has approved procedures pursuant to which the Company’s investments in Portfolio Funds are valued at fair value. In accordance with these procedures, fair value as of each month-end ordinarily is the value determined as of such month-end for each Portfolio Fund in accordance with the Portfolio Fund’s valuation policies and reported at the time of the Company’s valuation. As a general matter, the fair value of the Company’s interest in a Portfolio Fund represents the amount that the Company could reasonably expect to receive from a Portfolio Fund if its interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Company believes to be reliable. In making this determination, the Company may consider factors such as, among others; (i) the price at which recent subscriptions for or redemptions of the Portfolio Fund’s interests were effected; (ii) information provided to the Company or the Adviser by a Portfolio Fund Manager, or the failure to provide such information as the Portfolio Fund Manager agreed to provide in the Portfolio Fund’s offering materials or other agreements with the Company; (iii) relevant news and other sources; and (iv) market events. In the unlikely event that a Portfolio Fund does not report a month-end value to the Company on a timely basis, the Company would determine the fair value of such Portfolio Fund based on the most recent value reported by the Portfolio Fund, as well as any other relevant information available at the time the Company values its portfolio.

        Prior to investing in any Portfolio Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Portfolio Fund. Although procedures approved by the Board of Directors provide that the Adviser will review the valuations provided by the Portfolio Fund Managers of the Portfolio Funds, and will periodically review the valuation methodologies used by the Portfolio Funds, neither the Adviser nor the Board of Directors will be able to confirm independently the accuracy of valuations provided by such Portfolio Fund Managers (which are unaudited).

        The Company’s valuation procedures require the Adviser to consider all relevant information available at the time the Company values its portfolio. The Adviser and/or the Board of Directors will consider such information, and may conclude in certain circumstances that the information provided by the Portfolio Fund Manager of a Portfolio Fund does not represent the fair value of the Company’s interests in the Portfolio Fund. Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds typically will make available net asset value information to holders representing the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Portfolio Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board of Directors, in the absence of specific transaction activity in interests in a particular Portfolio Fund, the Company would consider

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whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. For example, when a Portfolio Fund imposes extraordinary restrictions on redemptions, or when there have been no recent subscriptions for Portfolio Fund interests, the Company may determine that it is appropriate to apply a discount to the net asset value of the Portfolio Fund. Any such decision would be made in good faith, and would be subject to the review and supervision of the Board of Directors.

        The valuations reported by the Portfolio Fund Managers of the Portfolio Funds, upon which the Company calculates its month-end net asset value and net asset value per Unit, may be subject to later adjustment, based on information reasonably available at that time. The Company will pay redemption proceeds, as well as calculate management fees, on the basis of net asset valuations determined using the best information available as of the valuation date. In the event a Portfolio Fund subsequently corrects, revises or adjusts a valuation after the Company has determined a net asset value, the Company will generally not make any retroactive adjustment to such net asset value, or to any amounts paid based on such net asset value, to reflect a revised valuation. If, after the Company pays redemption proceeds, one or more of the valuations used to determine the net asset value on which the redemption payment is based are revised, the redeeming Members (if the valuations are revised upward) or the remaining Members (if the valuations are revised downwards) will bear the risk of such revisions. A redeeming Member will neither receive distributions from, nor will it be required to reimburse, the Company in such circumstances. This may have the effect of diluting or increasing the economic interest of other Members. Such adjustments or revisions, whether increasing or decreasing the net asset value at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds received by Members who had their Units repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Fund Managers or revisions to net asset value of a Portfolio Fund adversely affect the Company’s net asset value, the outstanding Units of the Company will be adversely affected by prior repurchases to the benefit of Members who had their Units repurchased at a net asset value per Unit higher than the adjusted amount. Conversely, any increases in the net asset value per Unit resulting from such subsequently adjusted valuations will be entirely for the benefit of the holders of the outstanding Units and to the detriment of Members who previously had their Units repurchased at a net asset value per Unit lower than the adjusted amount. Members purchasing Units may be affected in a similar way because the same principles apply to the purchase of Units.

        The procedures approved by the Board of Directors provide that, where deemed appropriate by the Adviser and consistent with the 1940 Act, investments in Portfolio Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Adviser is aware of subscriptions by or redemptions from third parties of securities of Portfolio Funds at prices materially different from cost or in other circumstances in which cost may not approximate fair value (which could include situations in which there are no subscriptions by or redemptions from third parties). In such a situation, the Company’s investment will be valued in a manner that the Adviser, in accordance with the valuation procedures, determines in good faith best reflects approximate market value.

        Expenses, including the Management Fee and the costs of any borrowings, are accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value.

        Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Company’s net assets if the Board of Directors’ or the Adviser’s judgments regarding appropriate valuations should prove incorrect. Also, Portfolio Fund Managers to the Portfolio Funds may provide determinations of the net asset value of Portfolio Funds only on a weekly or monthly basis (or less frequently), in which event it will not be possible to determine the net asset value of the Company more frequently. Because the values assigned to one or more Portfolio Funds may be subject to later adjustment based on information not reasonably available at the time of the Company’s fair valuation, the Company’s issuance or repurchase of Units at net asset value based on the fair value of its assets may have the effect of diluting or increasing the economic interest of existing Members, as well as those Members who purchased and/or had their Units repurchased.

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CONFLICTS OF INTEREST

General

        The terms of the LLC Agreement have not been negotiated at arm’s length, and prospective investors have not been represented in any of the negotiations relating to the formation of the Company or the determination of its business terms.

The Adviser

        Activities of the Adviser; BlackRock, Inc. and its affiliates (collectively, “BlackRock”); The PNC Financial Services Group, Inc. and its affiliates (collectively, “PNC”); Merrill Lynch &Co., Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and their affiliates (collectively, “Merrill Lynch”); and Other Accounts Managed by BlackRock, PNC or Merrill Lynch.

        BlackRock is one of the world’s largest asset management firms with approximately $1 trillion in assets under management. Merrill Lynch is a full service investment banking, broker-dealer, asset management and financial services organization. PNC is a diversified financial services organization spanning the retail, business and corporate markets. BlackRock, Merrill Lynch and PNC are affiliates of one another. BlackRock, PNC, Merrill Lynch and their affiliates (including, for these purposes, their directors, partners, trustees, managing members, officers and employees), including the entities and personnel who may be involved in the investment activities and business operations of the Company (collectively, “Affiliates”), are engaged worldwide in businesses, including equity, fixed income, cash management and alternative investments, and have interests other than that of managing the Company. These are considerations of which investors in the Company should be aware, and which may cause conflicts of interest that could disadvantage the Company and the Members. These activities and interests include potential multiple advisory, transactional, financial and other interests in securities and other instruments, and companies that may be purchased or sold by the Company.

        The Adviser has a conflict of interest in selecting Portfolio Funds because certain investors in such Portfolio Funds are other investment funds managed by the Adviser or its Affiliates. Consequently, the Adviser will have a conflict of interest in deciding whether to invest with more speculative Portfolio Funds, thereby potentially increasing the returns of the Company and other investment funds managed by the Adviser and the best interests of the other Members in the Company. The Adviser, its Affiliates and their employees manage other investment funds that may pursue investment objectives similar to those of the Company. The Adviser and its Affiliates may also manage discretionary accounts, in which the Company will have no interest, some of which may have investment objectives similar to the Company.

        BlackRock and its Affiliates, including, without limitation, PNC and Merrill Lynch, have proprietary interests in, and may manage or advise with respect to, accounts or funds (including separate accounts and other funds and collective investment vehicles) that have investment objectives similar to those of the Company or a Portfolio Fund and/or that engage in transactions in the same types of securities, currencies and instruments as the Company. One or more Affiliates are also major participants in the global currency, equities, swap and fixed income markets, in each case both on a proprietary basis and for the accounts of customers. As such, one or more Affiliates are or may be actively engaged in transactions in the same securities, currencies, and instruments in which the Company or a Portfolio Fund invests. Such activities could affect the prices and availability of the securities, currencies, and instruments in which the Company or a Portfolio Fund invests, which could have an adverse impact on the Company’s performance. Such transactions, particularly in respect of most proprietary accounts or customer accounts, will be executed independently of the Company or a Portfolio Fund’s transactions and thus at prices or rates that may be more or less favorable than those obtained by the Company. When the Adviser and its advisory affiliates seek to purchase or sell the same assets for their managed accounts, including the Company or a Portfolio Fund, the assets actually purchased or sold may be allocated among the accounts on a basis determined in their good faith discretion to be equitable. In some cases, this system may adversely affect the size or price of the assets purchased or sold for the Company or a Portfolio Fund.

        In addition, transactions in investments by one or more other accounts managed by BlackRock, PNC, Merrill Lynch or another Affiliate may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Company or a Portfolio Fund, particularly, but not limited to, with respect to small capitalization, emerging market or less liquid strategies. This may occur when investment decisions regarding the Company are based on research or other information that is also used to support decisions for

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other accounts. When BlackRock, PNC, Merrill Lynch or another Affiliate implements a portfolio decision or strategy on behalf of another account ahead of, or contemporaneously with, similar decisions or strategies for the Company or a Portfolio Fund, market impact, liquidity constraints, or other factors could result in the Company or Portfolio Fund receiving less favorable trading results and the costs of implementing such decisions or strategies could be increased or the Company or the Portfolio Fund could otherwise be disadvantaged. BlackRock, PNC or Merrill Lynch may, in certain cases, elect to implement internal policies and procedures designed to limit such consequences, which may cause the Company or a Portfolio Fund to be unable to engage in certain activities, including purchasing or disposing of securities, when it might otherwise be desirable for it to do so.

        Conflicts may also arise because portfolio decisions regarding the Company may benefit other accounts managed by BlackRock, PNC, Merrill Lynch or another Affiliate. For example, the sale of a long position or establishment of a short position by the Company may impair the price of the same security sold short by (and therefore benefit) one or more Affiliates or their other accounts, and the purchase of a security or covering of a short position in a security by the Company may increase the price of the same security held by (and therefore benefit) one or more Affiliates or their other accounts.

        The Adviser and its Affiliates manage a number of different multi-adviser accounts. Often a Portfolio Fund may only permit one entity managed by the same adviser to invest. Consequently, the Adviser is required in its Portfolio Fund selections to allocate availability among the Company and such other accounts, and has a conflict of interest in doing so.

        Affiliates of the Adviser may have access to information regarding the Portfolio Funds in which the Company invests. Members should be aware, however, that the Adviser will generally be unable to access such information due to confidentiality, “Ethical Wall” or other legal considerations. As a result, the Adviser may sometimes make investment decisions different than those it would make if it had such access, and such decisions may result in a material loss to the Company. The Affiliates are not required to, and are generally prohibited from, affording the Adviser access to all relevant information they may possess.

        The Adviser may from time to time come into possession of confidential information relating to an underlying Portfolio Fund which the Adviser will not use for the benefit of the Company, due to confidentiality concerns or legal considerations. In addition, the Adviser may also develop analyses or opinions of one or more Portfolio Funds, and buy or sell interests in one or more Portfolio Funds, on behalf of other “funds of funds” operated by the Adviser but not on behalf of the Company. The Adviser regards its analyses as proprietary and confidential, and will not disclose its opinions or purchase and sale activities regarding any Portfolio Fund except to the extent disclosed to investors in the periodic reports distributed by the Adviser.

        The Adviser and its Affiliates, or other funds advised by the Adviser and its Affiliates, may invest in Portfolio Funds on different terms than the Company, and could redeem an investment in a Portfolio Fund at a time that is disadvantageous for the Portfolio Fund and the Company. The Company, when the Adviser deems it appropriate, may borrow funds from affiliates of the Adviser to the extent permitted by applicable law at rates negotiated with such affiliate (which may not be the most favorable available to the Company). Portfolio Fund Managers may also borrow from Affiliates of the Adviser, or engage in transactions with an Affiliate of the Adviser in connection with which a Portfolio Fund pledges collateral to the affiliate. In addition, in its capacity as lender or counterparty, such affiliate may take actions, such as foreclosing on collateral, which may have a material adverse effect on the Company. The Company will not be entitled to, and may not receive, any special consideration or forbearance by such affiliate in the exercise of such affiliate’s rights as a result of the Company’s relationship with the Adviser.

        BlackRock, PNC, Merrill Lynch, other Affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Company or a Portfolio Fund has invested, and those activities may have an adverse effect on the Company or the Portfolio Fund. As a result, prices, availability, liquidity and terms of the Company’s or Portfolio Fund’s investments may be negatively impacted by the activities of BlackRock, PNC, Merrill Lynch, other Affiliates or their clients, and transactions for the Company or Portfolio Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.

        The results of the Company or a Portfolio Fund’s investment activities may differ significantly from the results achieved by the Adviser and its Affiliates for their proprietary accounts or other accounts (including investment companies or collective investment vehicles) managed or advised by them. It is possible that one or

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more Affiliates and such other accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Company or a Portfolio Fund. Moreover, it is possible that the Company or a Portfolio Fund will sustain losses during periods in which one or more Affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible. The investment activities of one or more Affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Company or a Portfolio Fund in certain emerging and other markets in which limitations are imposed upon the amount of investment, in the aggregate or in individual issuers, by affiliated foreign investors.

        From time to time, the Company’s activities may also be restricted because of regulatory restrictions applicable to one or more Affiliates, and/or their internal policies designed to comply with such restrictions. As a result, there may be periods, for example, when the Adviser, and/or one or more Affiliates, will not initiate or recommend certain types of transactions in certain securities or instruments with respect to which the Adviser and/or one or more Affiliates are performing services or when position limits have been reached.

        In connection with its management of the Company, the Adviser may have access to certain fundamental analysis and proprietary technical models developed by one or more Affiliates (including Merrill Lynch). The Adviser will not be under any obligation, however, to effect transactions on behalf of the Company in accordance with such analysis and models. In addition, neither BlackRock nor any of its Affiliates (including Merrill Lynch and PNC) will have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Company and it is not anticipated that the Adviser will have access to such information for the purpose of managing the Company. The proprietary activities or portfolio strategies of BlackRock and its Affiliates (including Merrill Lynch and PNC) or the activities or strategies used for accounts managed by them or other customer accounts could conflict with the transactions and strategies employed by the Adviser in managing the Company.

        In addition, certain principals and certain employees of the Adviser are also principals or employees of BlackRock, Merrill Lynch, PNC or another Affiliate. As a result, the performance by these principals and employees of their obligations to such other entities may be a consideration of which investors in the Company should be aware.

        The Adviser may enter into transactions and invest in securities, instruments and currencies on behalf of the Company in which customers of BlackRock, PNC, Merrill Lynch or another Affiliate, or, to the extent permitted by the Commission, BlackRock, PNC or Merrill Lynch or another Affiliate, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction will be adverse to the interests of the Company, and such party may have no incentive to assure that the Company obtains the best possible prices or terms in connection with the transactions. In addition, the purchase, holding and sale of such investments by the Company may enhance the profitability of BlackRock, Merrill Lynch and/or PNC or another Affiliate. One or more Affiliates may also create, write or issue Derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Company or a Portfolio Fund invests or which may be based on the performance of the Company. The Company or a Portfolio Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Affiliates and may also enter into transactions with other clients of an Affiliate where such other clients have interests adverse to those of the Company. At times, these activities may cause departments of BlackRock or its Affiliates to give advice to clients that may cause these clients to take actions adverse to the interests of the Company. To the extent affiliated transactions are permitted, the Company will deal with BlackRock and its Affiliates on an arms-length basis. BlackRock, PNC or Merrill Lynch or another Affiliate may also have an ownership interest in certain trading or information systems used by the Company or a Portfolio Fund. The Company’s or a Portfolio Fund’s use of such trading or information systems may enhance the profitability of BlackRock and its Affiliates.

        One or more Affiliates may act as broker, dealer, agent, lender or advisor or in other commercial capacities for the Company or a Portfolio Fund. It is anticipated that the commissions, mark-ups, mark-downs, financial advisory fees, underwriting and placement fees, sales fees, financing and commitment fees, brokerage fees, other fees, compensation or profits, rates, terms and conditions charged by an Affiliate will be in its view commercially reasonable, although each Affiliate, including its sales personnel, will have an interest in obtaining fees and other amounts that are favorable to the Affiliate and such sales personnel.

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        Subject to applicable law, the Affiliates (and their personnel and other distributors) will be entitled to retain fees and other amounts that they receive in connection with their service to the Company or a Portfolio Fund as broker, dealer, agent, lender, advisor or in other commercial capacities and no accounting to the Company or its Members will be required, and no fees or other compensation payable by the Company or its Members will be reduced by reason of receipt by an Affiliate of any such fees or other amounts. When an Affiliate acts as broker, dealer, agent, adviser or in other commercial capacities in relation to the Company or a Portfolio Fund, the Affiliate may take commercial steps in its own interests, which may have an adverse effect on the Company or a Portfolio Fund.

        The Company will be required to establish business relationships with its counterparties based on the Company’s own credit standing. Neither BlackRock nor any of the Affiliates will have any obligation to allow their credit to be used in connection with the Company’s establishment of its business relationships, nor is it expected that the Company’s counterparties will rely on the credit of BlackRock or any of the Affiliates in evaluating the Company’s creditworthiness.

        Purchases and sales of securities for the Company may be bunched or aggregated with orders for other BlackRock client accounts. The Adviser and its advisory affiliates, however, are not required to bunch or aggregate orders if portfolio management decisions for different accounts are made separately, or if they determine that bunching or aggregating is not practicable, required or with cases involving client direction.

        Prevailing trading activity frequently may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold. When this occurs, the various prices may be averaged, and the Company will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Company. In addition, under certain circumstances, the Company will not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.

        The Adviser may select brokers (including, without limitation, Affiliates of the Adviser) that furnish the Adviser, the Company or a Portfolio Fund, other BlackRock client accounts or other Affiliates or personnel, directly or through correspondent relationships, with research or other appropriate services which provide, in the Adviser’s view, appropriate assistance to the Adviser in the investment decision-making process (including with respect to futures, fixed-price offerings and over-the-counter transactions). Such research or other services may include, to the extent permitted by law, research reports on companies, industries and securities; economic and financial data; financial publications; proxy analysis; trade industry seminars; computer data bases; quotation equipment and services; and research oriented computer hardware, software and other services and products. Research or other services obtained in this manner may be used in servicing any or all of the Company or a Portfolio Fund and other BlackRock client accounts, including in connection with BlackRock client accounts other than those that pay commissions to the broker relating to the research or other service arrangements. Such products and services may disproportionately benefit other BlackRock client accounts relative to the Company or a Portfolio Fund based on the amount of brokerage commissions paid by the Company or a Portfolio Fund and such other BlackRock client accounts. For example, research or other services that are paid for through one client’s commissions may not be used in managing that client’s account. In addition, other BlackRock client accounts may receive the benefit, including disproportionate benefits, of economies of scale or price discounts in connection with products and services that may be provided to the Company or a Portfolio Fund and to such other BlackRock client accounts. To the extent that the Adviser uses soft dollars, it will not have to pay for those products and services itself. The Adviser may receive research that is bundled with the trade execution, clearing, and/or settlement services provided by a particular broker-dealer. To the extent that the Adviser receives research on this basis, many of the same conflicts related to traditional soft dollars may exist. For example, the research effectively will be paid by client commissions that also will be used to pay for the execution, clearing, and settlement services provided by the broker-dealer and will not be paid by the Adviser.

        The Adviser may endeavor to execute trades through brokers who, pursuant to such arrangements, provide research or other services in order to ensure the continued receipt of research or other services the Adviser believes are useful in their investment decision-making process. The Adviser may from time to time choose not to engage in the above described arrangements to varying degrees.

        BlackRock has adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions that it makes on behalf of advisory clients, including the Company or a Portfolio Fund, and to help ensure that such decisions are made in accordance with BlackRock’s fiduciary obligations to its

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clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions of BlackRock may have the effect of favoring the interests of other clients or businesses of other divisions or units of BlackRock, PNC, Merrill Lynch and/or other Affiliates, provided that BlackRock believes such voting decisions to be in accordance with its fiduciary obligations. For a more detailed discussion of these policies and procedures, see “Proxy Voting Policies and Procedures.”

        It is also possible that, from time to time, BlackRock or any of its affiliates may, although they are not required to, purchase and hold an interest in the Company. Increasing the Company’s assets may enhance investment flexibility and diversification and may contribute to economies of scale that tend to reduce the Company’s expense ratio. BlackRock and its affiliates reserve the right to redeem at any time some or all of the interests in the Company acquired for their own accounts. A large redemption of interests in the Company by BlackRock or its affiliates could significantly reduce the asset size of the Company, which might have an adverse effect on the Company’s investment flexibility, portfolio diversification and expense ratio. BlackRock will consider the effect of redemptions on the Company and other shareholders in deciding whether to redeem its shares.

        It is possible that the Company or a Portfolio Fund may invest in securities of companies with which an Affiliate has or is trying to develop investment banking relationships as well as securities of entities in which BlackRock, PNC or Merrill Lynch or another Affiliate has significant debt or equity investments or in which an Affiliate makes a market. The Company or a Portfolio Fund also may invest in securities of companies to which an Affiliate provides or may someday provide research coverage. Such investments could cause conflicts between the interests of the Company or a Portfolio Fund and the interests of other clients of BlackRock or another Affiliate. In making investment decisions for the Company, the Adviser is not permitted to obtain or use material non-public information acquired by any division, department or Affiliate of BlackRock in the course of these activities. In addition, from time to time, the activities of Merrill Lynch or another Affiliate may limit the Company’s flexibility in purchases and sales of securities. When Merrill Lynch or another Affiliate is engaged in an underwriting or other distribution of securities of an entity, the Adviser may be prohibited from purchasing or recommending the purchase of certain securities of that entity for the Company.

        BlackRock, PNC, Merrill Lynch, other Affiliates, their personnel and other financial service providers have interests in promoting sales of the Company. With respect to BlackRock, PNC, Merrill Lynch, other Affiliates and their personnel, the remuneration and profitability relating to services to and sales of the Company or other products may be greater than remuneration and profitability relating to services to and sales of certain funds or other products that might be provided or offered. BlackRock, PNC, Merrill Lynch, other Affiliates and their sales personnel may directly or indirectly receive a portion of the fees and commissions charged to the Company or its Members. BlackRock and its advisory or other personnel may also benefit from increased amounts of assets under management. Fees and commissions may also be higher than for other products or services, and the remuneration and profitability to BlackRock, PNC, Merrill Lynch, other Affiliates and such personnel resulting from transactions on behalf of or management of the Company may be greater than the remuneration and profitability resulting from other funds or products.

        BlackRock, PNC, Merrill Lynch, other Affiliates and their personnel may receive greater compensation or greater profit in connection with an account for which BlackRock serves as an adviser than with an account advised by an unaffiliated investment adviser. Differentials in compensation may be related to the fact that BlackRock may pay a portion of its advisory fee to the unaffiliated investment adviser, or relate to compensation arrangements, including for portfolio management, brokerage transactions or account servicing. Any differential in compensation may create a financial incentive on the part of BlackRock, PNC, Merrill Lynch, other Affiliates and their personnel to recommend BlackRock over unaffiliated investment advisers or to effect transactions differently in one account over another.

        BlackRock may also have relationships with, and purchase, or distribute or sell, services or products from or to, distributors, consultants and others who recommend the Company, or who engage in transactions with or for the Company. For example, BlackRock may participate in industry and consultant sponsored conferences and may purchase educational, data related or other services from consultants or other third parties that it deems to be of value to its personnel and its business. The products and services purchased from consultants may include, but are not limited to, those that help BlackRock understand the consultant’s points of view on the investment management process. Consultants and other parties that provide consulting or other services to potential investors in the Company may receive fees from BlackRock or the Company in connection with the distribution of shares in the Company or other BlackRock products. For example, BlackRock may enter into revenue or fee

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sharing arrangements with consultants, service providers, and other intermediaries relating to investments in mutual funds, collective trusts, or other products or services offered or managed by the Adviser. BlackRock may also pay a fee for membership in industry wide or state and municipal organizations or otherwise help sponsor conferences and educational forums for investment industry participants including, but not limited to, trustees, fiduciaries, consultants, administrators, state and municipal personnel and other clients. BlackRock’s membership in such organizations allows BlackRock to participate in these conferences and educational forums and helps BlackRock interact with conference participants and to develop an understanding of the points of view and challenges of the conference participants. In addition, BlackRock’s personnel, including employees of BlackRock, may have board, advisory, brokerage or other relationships with issuers, distributors, consultants and others that may have investments in the Company or that may recommend investments in the Company. In addition, BlackRock, including the Adviser, may make charitable contributions to institutions, including those that have relationships with clients or personnel of clients. BlackRock’s personnel may also make political contributions. As a result of the relationships and arrangements described in this paragraph, consultants, distributors and other parties may have conflicts associated with their promotion of the Company or other dealings with the Company that create incentives for them to promote the Company or certain portfolio transactions.

        To the extent permitted by applicable law, BlackRock may make payments to authorized dealers and other financial intermediaries (“Intermediaries”) from time to time to promote the Company and/or other BlackRock products. In addition to placement fees, sales loads or similar distribution charges, such payments may be made out of BlackRock’s assets, or amounts payable to BlackRock rather than a separately identified charge to the Company or other products. Such payments may compensate Intermediaries for, among other things: marketing the Company and other products; access to the Intermediaries’ registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Company and other products. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote certain products, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by BlackRock may also compensate Intermediaries for sub-accounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by such products.

        The payments made by BlackRock may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend certain products based, at least in part, on the level of compensation paid.

        To the extent permitted by applicable law, the Company may invest all or some of its short term cash investments in any money market fund advised or managed by BlackRock. In connection with any such investments, the Company, to the extent permitted by the 1940 Act, may pay its share of expenses of a money market fund in which it invests, which may result in the Company bearing some additional expenses.

        The Adviser, its affiliates and their directors, officers and employees, may buy and sell securities or other investments for their own accounts, and may have conflicts of interest with respect to investments made on behalf of the Company. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of the Adviser that are the same, different from or made at different times than positions taken for the Company or a Portfolio Fund. To lessen the possibility that the Company will be adversely affected by this personal trading, the Company and the Adviser each has adopted a Code of Ethics in compliance with Section 17(j) of the Investment Company Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Company’s portfolio transactions. The Code of Ethics can be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at (202) 551-8090. The Code of Ethics is also available on the EDGAR Database on the Commission’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov or by writing the Commission’s Public Reference Section, Washington, DC 20549-0102.

        The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Company, except that the Company may in accordance with rules adopted under the 1940 Act engage in transactions with accounts that are affiliated with the Company as a result of common officers,

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directors, or investment advisers or pursuant to exemptive orders granted to the Company and/or the Adviser by the Commission. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Company to purchase and another client to sell, or the Company to sell and another client to purchase, the same security or instrument on the same day.

        From time to time, the activities of the Company may be restricted because of regulatory requirements applicable to BlackRock, PNC or Merrill Lynch or another Affiliate and/or BlackRock’s internal policies designed to comply with, limit the applicability of, or otherwise relate to such requirements. A client not advised by BlackRock would not be subject to some of those considerations. There may be periods when the Adviser may not initiate or recommend certain types of transactions, or may otherwise restrict or limit their advice in certain securities or instruments issued by or related to companies for which an Affiliate is performing investment banking, market making or other services or has proprietary positions. For example, when an Affiliate is engaged in an underwriting or other distribution of securities of, or advisory services for, a company, the Company may be prohibited from or limited in purchasing or selling securities of that company. Similar situations could arise if personnel of BlackRock or its Affiliates serve as directors of companies the securities of which the Company or a Portfolio Fund wish to purchase or sell. However, if permitted by applicable law, the Company or a Portfolio Fund may purchase securities or instruments that are issued by such companies or are the subject of an underwriting, distribution, or advisory assignment by an Affiliate, or in cases in which personnel of BlackRock or its Affiliates are directors or officers of the issuer.

        The investment activities of one or more Affiliates for their proprietary accounts and for client accounts may also limit the investment strategies and rights of the Company. For example, in regulated industries, in certain emerging or international markets, in corporate and regulatory ownership definitions, and in certain futures and derivative transactions, there may be limits on the aggregate amount of investment by affiliated investors that may not be exceeded without the grant of a license or other regulatory or corporate consent or, if exceeded, may cause BlackRock, the Company or other client accounts to suffer disadvantages or business restrictions. If certain aggregate ownership thresholds are reached or certain transactions undertaken, the ability of the Adviser on behalf of clients (including the Company) to purchase or dispose of investments, or exercise rights or undertake business transactions, may be restricted by regulation or otherwise impaired. As a result, the Adviser on behalf of clients (including the Company) may limit purchases, sell existing investments, or otherwise restrict or limit the exercise of rights (including voting rights) when the Adviser, in its sole discretion, deem it appropriate.

        Present and future activities of BlackRock and its Affiliates, including the Adviser, in addition to those described in this section, may give rise to additional conflicts of interest.

Portfolio Funds

        Each Portfolio Fund Manager and its principals are entitled to engage in other activities, including managing other discretionary accounts and investment funds. Accordingly, conflicts may arise with respect to the time and resources that a Portfolio Fund Manager and its principals devote to a Portfolio Fund, allocation of investment opportunities between a Portfolio Fund and other accounts managed by a Portfolio Fund Manager, or transactions between a Portfolio Fund Manager and its affiliates on behalf of a Portfolio Fund.

        Conflicts of interest may arise from the fact that the Portfolio Fund Managers and their affiliates generally will be carrying on substantial investment activities for other clients, including other investment funds, in which the Company will have no interest. The Portfolio Fund Managers may have financial incentives to favor certain of such accounts over the Portfolio Funds. Any of their proprietary accounts and other customer accounts may compete with the Portfolio Funds for specific trades, or may hold positions opposite to positions maintained on behalf of the Portfolio Funds. The Portfolio Fund Managers may give advice and recommend securities to, or buy or sell securities for, Portfolio Funds, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Portfolio Funds.

        Market quotations regarding certain investments by Portfolio Funds may not always be available. In such cases, valuations of such Portfolio Funds’ investments may be made by the applicable Portfolio Fund Manager in its sole discretion. The Portfolio Fund Managers will have a conflict of interest in making such valuations, because such valuations will affect the Portfolio Fund’s net asset value and, consequently, the incentive compensation and the amount of management fees that such Portfolio Fund Manager receives for its services.

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        Any determination of the value of the Company’s interest in a Portfolio Fund is ultimately the responsibility of the Board of Directors.

SUBSCRIPTIONS FOR UNITS

Subscription Terms

        The Company intends to accept subscriptions for Units as of the first business day of each calendar month, except that the Company may offer Units more frequently as determined by the Board of Directors. Units will be offered at their net asset value. In order to subscribe for Units, an investor’s completed subscription agreement must be delivered to the Administrator at least 15 calendar days before the investor’s proposed subscription. An existing Member generally may subscribe for additional Units by completing an additional subscription agreement, and must provide notice of the proposed subscription amount to the Administrator at least 15 calendar days before the proposed subscription. Subscriptions are subject to the receipt of cleared funds from the investor’s account prior to the applicable subscription date and in the full amount of the subscription. Cleared funds must be available in the investor’s account no later than seven business days prior to the particular subscription date or such other date as a Distributor may determine in its sole discretion and communicate to the investor (the “Funding Deadline”). If an investor’s subscription agreement is accepted by the Administrator prior to the Funding Deadline, subscription monies will be debited from the investor’s account by BDI, FAMD, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or the Distributor servicing the investor’s account (as described below) (as applicable) and deposited in a non-interest bearing escrow account pending the deposit of such monies with the Company. At the close of business on the Funding Deadline, the Company will withdraw the subscription monies from the escrow account or BDI, FAMD, MLPF&S or the Distributor servicing the investor’s account (as applicable) will remit such subscription monies from the investor’s account, as applicable, deposit such monies with the Company and the Company will then issue the requisite number of Units to the investor on the subscription date. The Company reserves the right to reject any subscription for Units, and the Company may, in its sole discretion, suspend subscriptions for Units at any time and from time to time. Subscriptions are subject to the receipt of cleared funds from such account, prior to the applicable subscription date and in the full amount of the subscription.

        An investor purchases Units in the Company. The Units represent a capital account maintained on the investor’s behalf that reflects the purchaser’s pro rata share of the Company’s capital. An investor’s capital account is used to facilitate tax reporting to the investor. Units are offered at their net asset value per Unit, and each Unit subscribed for represents a capital contribution to the Company in that amount. The minimum initial investment from each investor is $25,000, and the minimum additional investment is $10,000. An investor’s subscription for Units is irrevocable by the investor and will generally require the investor to maintain its investment in the Company until such time as the Company offers to repurchase the Units in a tender offering. See “Redemptions, Repurchases and Transfers of Units” below. The Board of Directors may, in its discretion, cause the Company to repurchase a Member’s entire interest in the Company (i.e., all Units held by the Member) if the Member’s capital account balance, as a result of repurchase or transfer requests by the Member, is less than $25,000 (or any lower amount equal to the Member’s initial subscription amount net of distribution fees).

        Each new Member must agree to be bound by all of the terms of the LLC Agreement.

        For subscribers who have accounts with BDI, FAMD or MLPF&S, initial and any additional contributions to the capital of the Company will be payable in one installment and will be debited directly by BDI, FAMD or MLPF&S, on behalf of the Company, from each investor’s brokerage account (unless other arrangements are permitted by the Board of Directors). Subscribers who do not have accounts with BDI, FAMD or MLPF&S must make funds available to the Distributor servicing their account, in order for the funds to be placed in the Company’s escrow account pending the subscriber’s admittance as a Member. Although the Company may accept contributions of securities in the sole discretion of the Board of Directors, the Company has no intention at present of doing so. If the Company chooses to accept a contribution of securities, the securities would be valued in the same manner as the Company values its other assets.

Eligible Investors

        The Company intends to sell Units in the Company only to prospective investors who meet the definition of “accredited investor” as defined in Regulation D under the 1933 Act. Investors who are “accredited investors” as defined in Regulation D (generally, persons having an individual income in excess of $200,000 in each of the two

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most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and having a reasonable expectation of reaching the same income level in the current year; individuals having a net worth of at least $1 million; or entities having total assets of at least $5 million or entities all of whose beneficial owners are themselves accredited investors) are referred to in this Prospectus as “Eligible Investors.” Existing Members subscribing for additional Units must be Eligible Investors at the time of each additional subscription. Qualifications that must be met in becoming a Member are summarized in the subscription agreement that must be completed by each prospective investor. The qualifications necessary for an investor to meet the definition of “accredited investor” are described in Appendix A to the Prospectus.

Distribution Fees

        Distributors may be retained by the Company to assist in the distribution of Units and will generally be entitled to a fee for such services. As of the date of this Prospectus, BDI and FAMD, each an affiliate of the Adviser, has been selected as the Company’s Distributor, and serves in that capacity on a reasonable best efforts basis, subject to various conditions.

        A Distributor will generally be entitled to receive a fee from each investor in the Company whose Units the Distributor places. Investments of less than $100,000 are subject to a distribution fee of 3%, investments of less than $500,000 (but equal to or greater than $100,000) are subject to a distribution fee of 2%, and investments greater than or equal to $500,000 are subject to a distribution fee of 1%, in each case computed as a percentage of the subscription amount. Under a right of accumulation offered by the Company, the amount of each additional investment in the Company by a Member, as well as subscriptions by immediate family members (if requested), will be aggregated with the amount of the Member’s initial investment and any other additional previous investments in the Company by the Member in determining the applicable distribution fee. This right of accumulation does not extend to any other fund advised, sponsored or distributed by the Adviser or its affiliates.

        In accordance with the NASD Conduct Rules, BDI and FAMD each in its capacity as the Distributor has agreed to cap its fees at 3% of the total aggregate offering price of the Units. In addition, the compensation paid by the Company, and any compensation paid by the Adviser, to FAMD in its capacity as the Service Agent and to the Member Service Providers for providing ongoing investor and account maintenance services (as described under “Member and Account Services Arrangements” above) will be capped at 5% of the total aggregate offering price of the Units. The fees to be received by BDI and FAMD each in its capacity as a Distributor, and the fees to be received by BDI, FAMD and any Member Service Providers for providing ongoing investor and account maintenance services, have been deemed by the NASD to be underwriting compensation in connection with the offering of Units.

        The distribution fee will be charged as a percentage of a prospective investor’s subscription amount. The distribution fee represents a payment in addition to the subscription, and it will not constitute a capital contribution made by the investor to the Company. The distribution fee may be adjusted or waived at the sole discretion of the Distributor in consultation with the Company, and is expected to be waived for the Adviser and its affiliates, the directors, partners, principals, officers and employees of each of these entities, and employees of the Distributors and certain of their affiliates. A Distributor may, in its sole discretion, aggregate investments made through certain related accounts (including family trusts or other similar investment vehicles) in determining the applicable rate for the calculation of distribution fees.

REDEMPTIONS, REPURCHASES AND TRANSFERS OF UNITS

No Right of Redemption

        No Member or other person holding Units acquired from a Member will have the right to require the Company to redeem the Units. No public market for Units exists, and none is likely to develop in the future. Consequently, Members may not be able to liquidate their investment other than as a result of repurchases of Units by the Company, as described below.

Repurchases of Units

        The Company may from time to time repurchase Units from Members in accordance with written tenders by Members at those times, in those amounts, and on terms and conditions as the Board of Directors may determine in its sole discretion. Each such repurchase offer may be limited and will generally apply to 5-15% of

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the net assets of the Company. In determining whether the Company should offer to repurchase Units from Members, the Board of Directors will consider the recommendation of the Adviser as to the timing of such an offer, as well as a variety of operational business and economic factors. The Adviser expects that it will recommend to the Board of Directors that the Company offer to repurchase Units from Members quarterly on the last business day of March, June, September and December. In determining whether to accept such a recommendation, the Board of Directors will consider the following factors, among others:

•	whether any Members have requested to tender Units to the Company;
•	the liquidity of the Company’s assets (including fees and costs associated with withdrawing from Portfolio Funds);
•	the investment plans and working capital and reserve requirements of the Company;
•	the history of the Company in repurchasing Units;
•	the availability of information as to the value of the Company’s interests in underlying Portfolio Funds;
•	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;
•	any anticipated tax or regulatory consequences to the Company of any proposed repurchases of Units; and
•	the recommendations of the Adviser.

        The Company will repurchase Units from Members pursuant to written tenders on terms and conditions that the Board of Directors determines, in its sole discretion, to be fair to the Company and to all Members. The value of a Member’s Units that are being repurchased will be equal to the value of the Member’s capital account (or the portion of it being repurchased) as of the date of the repurchase, after giving effect to all allocations that are made as of that date. When the Board of Directors determines that the Company will repurchase Units, notice will be provided to Members describing the terms of the offer, containing information Members should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Members deciding whether to tender Units during the period that a repurchase offer is open may obtain the net asset value of their Units by contacting the Transfer Agent during the period at the contact number provided in the Member’s repurchase materials.

        Repurchases of Units from Members by the Company may be paid, in the discretion of the Company, in cash, or by the distribution of securities in kind, or partly in cash and partly in kind. The Company, however, expects not to distribute securities in kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Company or on Members not tendering Units for repurchase. Repurchases will be effective after receipt and acceptance by the Company of all eligible written tenders of Units from Members. Any in-kind distribution of securities will be valued in accordance with the LLC Agreement and will be distributed to all tendering Members on a proportional basis. The Company does not impose any charges in connection with repurchases of Units.

        In light of liquidity constraints associated with investments in Portfolio Funds and that the Company may have to effect withdrawals from those Funds to pay for Units being repurchased, the Company expects to employ the following repurchase procedures:

•	If the Board of Directors elects to offer to repurchase Units, the Company will send each Member a repurchase offer that explains the terms and conditions of the repurchase. This repurchase offer will be sent to Members at least 20 business days prior to the date on which the Member must notify the Company that the Member has elected to tender Units to the Company.
•	A Member choosing to tender Units for repurchase must do so by the Notice Date, which generally will be the 25th calendar day of the second month prior to that containing the date as of which Units are to be repurchased. Units or portions of them will be valued as of the Valuation Date, which is generally expected to be the last business day of March, June, September or December. This means, for example, that the Notice Date for a repurchase offer having a December 31 Valuation Date would be October 25.

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•	Promptly after the Notice Date, the Company will issue each Member whose Units (or portion of them) have been accepted for repurchase a promissory note (the “Promissory Note”), which will be held by the Transfer Agent, entitling the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Units.
•	The Promissory Note will be non-interest bearing and non-transferable. Payment in respect of the Promissory Note will be made as of the later of (1) a period of within 45 days after the Valuation Date, or (2) if the Company has requested withdrawals of its capital from any Portfolio Funds in order to fund the repurchase of Units, within ten business days after the Company has received at least 90% of the aggregate amount withdrawn from the Portfolio Funds.
•	Although the amounts required to be paid by the Company under the Promissory Note will generally be paid in cash, the Company may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities. The Company intends to make an in-kind payment only under the limited circumstance where the Company receives an in-kind distribution from a Portfolio Fund of transferable securities that the Company cannot liquidate itself prior to making the distribution.

        If modification of the Company’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board of Directors will adopt revised procedures reasonably designed to provide Members substantially the same liquidity for Units as would be available under the procedures described above.

        In the event that the Adviser or any of its affiliates holds Units in the capacity of a Member, the Units may be tendered for repurchase in connection with any repurchase offer made by the Company.

        Payment for repurchased Units may require the Company to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Company’s investment-related expenses as a result of higher portfolio turnover rates. Liquidation of portfolio holdings to fund repurchases of Units also may result in the Company incurring redemption, withdrawal or similar fees charged by one or more Portfolio Funds. The Adviser intends to take measures, subject to such policies as may be established by the Board of Directors, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Units.

        A Member tendering for repurchase only a portion of its Units will be required to maintain a capital account balance of at least $25,000 (or any lower amount equal to the Member’s initial subscription amount net of distribution fees) after giving effect to the repurchase. If a Member tenders an amount that would cause its capital account balance to fall below the required minimum, the Company reserves the right to reduce the amount to be repurchased from the Member so that the required minimum balance is maintained or to repurchase the Member’s entire interest in the Company.

        The LLC Agreement grants the Board of Directors the authority to repurchase the Units, or any portion of them, of a Member or any person acquiring Units from or through a Member, without consent or other action by the Member or other person, if the Board of Directors in its sole discretion determines that:

•	the Units have been transferred in violation of the LLC Agreement or have vested in any person other than by operation of law as the result of the death, divorce, bankruptcy, insolvency, adjudicated incompetence, dissolution, merger, reorganization or termination of the Member;
•	ownership of the Units by a Member or other person is likely to cause the Company to be in violation of, or subject the Company to new or additional registration or regulation under the securities, commodities or other laws of the United States or any other relevant jurisdiction;
•	continued ownership of the Units by a Member may be harmful or injurious to the business or reputation of the Company, or may subject the Company or any Member to an undue risk of adverse tax or other fiscal or regulatory consequences;
•	any of the representations and warranties made by a Member or other person in connection with the acquisition of Units was not true when made or has ceased to be true;
•	with respect to a Member subject to Special Laws or Regulations, the Member is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold Units; or
•	it would be in the best interests of the Company for the Company to repurchase the Units or a portion of them.

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        In the event that the Board of Directors determines that the Company should, without the additional consent of the Member, repurchase the Units of such Member, or any person acquiring Units from or through the Member, such repurchases will be subject to the following repurchase procedures unless otherwise determined by the Board of Directors from time to time:

•	Units (or portions thereof) will be valued as of the “Compulsory Repurchase Valuation Date” (which date, unless otherwise determined by the Board of Directors, shall be the last business day of the month in which the Company intends to repurchase the Units);
•	promptly after the Board of Directors determines that the Company should repurchase the Units of a Member, or any person acquiring Units from or through a Member, pursuant to the authority granted in the LLC Agreement, the Company will give to such person whose Units (or portion thereof) have been called for repurchase (a “Compulsorily Repurchased Member”) notice of the Company’s intent to repurchase the Units and the expected Compulsory Repurchase Valuation Date for such Units;
•	promptly after the Compulsory Repurchase Valuation Date, the Company will issue to the Compulsorily Repurchased Member a promissory note (the “Compulsory Repurchase Promissory Note”), which will be held by the Transfer Agent, entitling the Compulsorily Repurchased Member to be paid an amount equal to the value, determined as of the Compulsory Repurchase Valuation Date, of the repurchased Units; and
•	the Compulsory Repurchase Promissory Note will be non-interest bearing and nontransferable. Payment in respect of the Compulsory Repurchase Promissory Note will be made as of the later of (i) a period of within 45 days after the Compulsory Repurchase Valuation Date, or (ii) if the Company has requested withdrawal of its capital from one or more Portfolio Funds in order to fund the repurchase of Units, within ten business days after the Company has received at least 90% of the aggregate amount withdrawn from such Portfolio Funds.

Transfers of Units

        Except as otherwise described below, no person may become a substituted Member without the written consent of the Company, which consent may be withheld for any reason or no reason in its sole discretion. Units held by a Member may be transferred only:

•	by operation of law as a result of the death, divorce, bankruptcy, insolvency, adjudicated incompetence, dissolution, merger, reorganization or termination of the Member; or
•	under certain limited circumstances, with the written consent of the Company, which may be withheld in the sole discretion of the Board of Directors and is expected to be granted, if at all, only under extenuating circumstances.

        Unless the Company consults with legal counsel and counsel confirms that the transfer will not cause the Company to be treated as a “publicly traded partnership” taxable as a corporation, the Company generally will not consent to a transfer unless the following conditions are met:

•	the transferring Member has been a Member for at least six months;
•	the proposed transfer is to be made on the effective date of an offer by the Company to repurchase Units; and
•	the transfer is (1) one in which the tax basis of the Units in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring Member, for example, certain transfers to affiliates, gifts and contributions to family entities, (2) to members of the transferring Member’s immediate family (siblings, spouse, parents or children), or (3) a distribution from a qualified retirement plan or an individual retirement account.

        Notice to the Company of any proposed transfer of Units must include evidence satisfactory to the Company that the proposed transferee meets any requirements imposed by the Company with respect to investor eligibility and suitability, including the requirement that any investor (or investor’s beneficial owners in certain circumstances) are Eligible Investors. Notice of a proposed transfer of Units must also be accompanied by a properly completed subscription agreement in respect of the proposed transferee. The Company generally will not consent to a transfer of Units by a Member unless the transfer is to a single transferee or, after the transfer of the Units, the balance of the capital account of each of the transferee and transferor is not less than $25,000. A Member transferring Units may be charged reasonable expenses, including attorneys’ and accountants’ fees,

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incurred by the Company or the Administrator in connection with the transfer. In connection with any request to transfer Units, the Company may require the Member requesting the transfer to obtain, at the Member’s expense, an opinion of counsel selected by the Company as to such matters as the Company may reasonably request.

        Any transferee acquiring Units by operation of law as the result of the death, divorce, bankruptcy, insolvency, adjudicated incompetence, dissolution, merger, reorganization or termination of a Member or otherwise will be entitled to the allocations and distributions allocable to the Units so acquired, and to transfer the Units in accordance with the LLC Agreement, but will not be entitled to the other rights of a Member unless and until the transferee becomes a substituted Member as specified in the LLC Agreement. If a Member transfers Units with the approval of the Company, the Company will promptly take all necessary actions so that each transferee is admitted to the Company as a Member.

        In subscribing for Units, a Member agrees to indemnify and hold harmless the Company, the Board of Directors, the Adviser, each other Member and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of or arising from any transfer made by that Member in violation of the LLC Agreement or any misrepresentation made by that Member or a substituted Member in connection with any such transfer.

TAX ASPECTS

        The following is a summary of certain aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a prospective investor. The Company has not sought a ruling from the Internal Revenue Service (the “IRS”) or any other U.S. federal, state or local agency with respect to any tax matters affecting the Company, nor, except as noted below, has it obtained an opinion of counsel with respect to such matters.

        Disclaimer. The Treasury Department has promulgated regulations which require the following statements. First, prospective investors should consult their own tax advisors with respect to the Federal, state and local tax aspects of an investment in the Company based on their particular circumstances. Second, the statements of tax consequences set forth below (i) were written to support the marketing of Units in the Company; and (ii) were not intended or written to be used, and they cannot be used, by the Company or any taxpayer for the purpose of avoiding certain penalties that may be imposed with respect to tax deficiencies.

        The summary of the U.S. federal income tax treatment of the Company set out below is based upon the Code, judicial decisions, Treasury Regulations (proposed, temporary and final) (the “Regulations”) and administrative rulings in existence as of the date of this Prospectus, all of which are subject to change, possibly with retroactive effect. The summary does not discuss the effect, if any, of various proposals to amend the Code that could change certain of the tax consequences of an investment in the Company. Nor does the summary discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the U.S. federal income tax laws, such as foreign persons, insurance companies, financial institutions, dealers, partnerships or other pass-through entities for U.S. federal income tax purposes and certain former citizens or residents of the United States. Each prospective Member should consult with his, her or its own tax advisor in order to fully understand the U.S. federal, state, local and non-U.S. income tax consequences of an investment in the Company.

        Entities exempt from U.S. federal income tax should, in addition to reviewing the discussion below, focus on those sections of this Prospectus regarding liquidity and other financial matters to determine whether the investment objective of the Company is consistent with their overall investment plans. Each prospective tax-exempt investor is urged to consult its own tax advisor regarding the tax consequences of the ownership and disposition of Units.

        The Company may not receive tax information from the Portfolio Managers to which it has allocated capital sufficiently timely to enable it to prepare its tax information in time for Members to file their own tax returns without obtaining an extension of the time to file from the IRS or state or local taxing authorities. Accordingly, investors are likely to be required to obtain extensions of time for filing their income tax returns. Members are encouraged to consult their tax advisors concerning how such delayed reporting may affect their individual tax situations.

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Tax Treatment of the Company’s Operations

        Classification of the Company. The Company has received an opinion of counsel, substantially to the effect that based on the Code and the Regulations, as in effect on the date of the opinion, as well as under relevant authority interpreting the Code and the Regulations and certain representations of the Adviser, the Company will be treated as a partnership for U.S. federal income tax purposes and not as an association taxable as a corporation. The Company also received an opinion of counsel substantially to the effect that based upon, among other things, the restrictions on transferability of the Units and the limitations on any right to have the Units repurchased by the Company at the request of the Member, the anticipated operations of the Company and certain representations of the Adviser, the Company will not be treated as a “publicly traded partnership” taxable as a corporation.

        The opinions of counsel received by the Company are not binding on the IRS or the courts. If it were determined that the Company should be treated as an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes (as a result of, for example, a successful challenge by the IRS, changes in the Code or the Regulations or judicial interpretations of the Code or the Regulations, a material adverse change in facts, or otherwise), the taxable income of the Company would be subject to corporate income tax when recognized by the Company; distributions of that income, other than in certain repurchases of Units, would be treated as dividend income and would be eligible for taxation at long-term capital gains rates when received by non-corporate Members in taxable years beginning prior to December 31, 2010 to the extent of the current and accumulated earnings and profits of the Company (as determined under U.S. federal income tax principles); and Members would not be entitled to report profits or losses realized by the Company. One consequence would be a significant reduction in the after-tax return to the Members.

        The balance of the discussion below is based on the assumption that the Company will be treated as a partnership for U.S. federal income tax purposes. Unless otherwise indicated, references herein to the tax consequences of the Company’s investments, activities, income, gain and loss include the direct investments, activities, income, gain and loss of the Company, and those indirectly attributable to the Company as a result of it being an investor in a Portfolio Fund treated as a pass-through entity for U.S. federal income tax purposes. It is expected that most of the Portfolio Funds will be treated as pass-through entities for U.S. federal income tax purposes.

        Members, Rather than the Company, Subject to U.S. Federal Income Tax. As an entity taxed as a partnership, the Company itself is not subject to U.S. federal income tax but will be required to file an annual partnership information return with the IRS that reports the results of its operations. Each Member will be required to take into account on the Member’s U.S. federal income tax return the Member’s distributive share of the Company’s net long-term capital gain or loss, net short-term capital gain or loss and all items of ordinary income or loss. Each Member will be taxed on the Member’s distributive share of the Company’s taxable income and gain regardless of whether the Member has received or will receive a distribution from the Company. A Member may have taxable income for a taxable year for which it has incurred an economic loss with respect to its interest in the Company.

        Partnerships such as the Company with 100 or more partners may elect to have a special set of rules and procedures apply that are intended to simplify the calculation and reporting of certain partnership items, and the handling of partnership audits. Among the items that would be affected by the election are the calculation of long-term capital gains and the tax treatment of expenses, if any, that are treated as itemized deductions by the Members. If the Company is eligible, the Company may elect to have such rules and procedures apply to the Company if it believes that they may be beneficial to a majority of the Members. Once the election is made, it cannot be revoked without the consent of the IRS. No assurance can be given that, if the election is made, the anticipated benefits will be realized. In addition, the election could in some cases have an adverse effect on the Members.

        Allocation of Gains and Losses. Under the LLC Agreement, the Company’s net capital appreciation or net capital depreciation for each fiscal period is allocated among the Members and to their capital accounts without regard to the amount of income or loss recognized by the Company for U.S. federal income tax purposes. The LLC Agreement provides that items of income, deduction, gain, loss or credit recognized by the Company for each taxable year generally are to be allocated for U.S. federal income tax purposes among the Members pursuant to the Regulations, based upon amounts of the Company’s net capital appreciation or net capital depreciation allocated to each Member’s capital account for the current and prior fiscal years (or selected portions thereof).

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        Under the LLC Agreement, the Company has the discretion to allocate specially an amount of the Company’s capital gain or loss (including short-term capital gain or loss) and ordinary income or loss for U.S. federal income tax purposes to a withdrawing Member to the extent that the Member’s capital account exceeds his, her or its U.S. federal income tax basis in the Units, or such Member’s U.S. federal income tax basis in the Units exceeds his, her or its capital account. No assurance can be given that, if the Company makes such a special allocation, the IRS will accept the allocation. If the allocation were successfully challenged by the IRS, the amount of income or loss allocated to particular Members for U.S. federal income tax purposes may be increased or reduced or the character of such income or loss may be modified.

        Allocations of gain, income or loss for U.S. federal income tax purposes may be adjusted at any time by the Company to the extent the Company determines in good faith that such adjustments (i) would more equitably reflect the economic allocations or (ii) would otherwise be in the overall best interests of the Members.

        Tax Elections; Tax Returns; Tax Audits. The Code provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) if a partnership election has been made under Section 754 of the Code. Under the LLC Agreement, the Company, in its sole discretion, may make such an election. Any such election, once made, cannot be revoked without the consent of the IRS. The effect of any such election may depend upon whether any Portfolio Fund also makes such an election. As a result of the complexity and added expense of the tax accounting required to implement this election, the Company currently does not intend to make this election.

        Notwithstanding the foregoing, the Company generally would be required to make adjustments to the tax basis of its assets in the case of (i) a distribution of an asset to a Member where the tax basis of the asset would have been reduced by more than $250,000 if the Company had made a section 754 election and (ii) a transfer of Units where the adjusted tax basis of the Company’s assets exceeds its fair market value by more than $250,000. Although, the Company would not be required to make adjustments to tax basis of its assets in the case of transfer of Units if it qualifies as an “electing investment partnership,” it is unlikely that the Company would so qualify.

        The Company decides how to report the partnership items on the Company’s tax returns, and all Members are required under the Code to treat the items consistently on their own tax returns, unless they file a statement with the IRS disclosing the inconsistency. In light of the uncertainty and complexity of certain applicable U.S. tax laws, the IRS may not agree with the manner in which the Company’s items have been reported. In the event that the income tax returns of the Company are audited by the IRS, the tax treatment of the Company’s income and deductions generally will be determined at the Company level in a single proceeding rather than by individual audits of the Members. Audit changes made to the Company’s tax returns would result in corresponding changes to Members’ tax returns. An audit of the Company could lead to an audit of the Members. Such audits could result in the determination of tax deficiencies with respect to the Members which deficiencies are not related to the investment in the Company.

        The Adviser will be the Company’s “tax matters partner” within the meaning of the Code and in that capacity will have the authority to bind certain Members to settlement agreements and will have the right on behalf of all Members to extend the statute of limitations relating to the Members’ tax liabilities with respect to Company items.

Tax Consequences to a Withdrawing Member

        Cash Distributions and Withdrawals. A Member receiving a cash distribution from the Company in connection with a complete or partial withdrawal from the Company, including a repurchase of the Member’s Units, generally will recognize capital gain to the extent of the excess, if any, of the proceeds received by the Member over the Member’s adjusted tax basis in her, his or its Units. Such capital gain will be short-term or long-term, depending upon the Member’s holding period for his, her or its Units. A Member who completely or partially withdraws from the Company will, however, recognize ordinary income to the extent the Member’s allocable share of the Company’s “unrealized receivables” exceeds the Member’s tax basis in the unrealized receivables (as determined under the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by the Company will be treated as an unrealized receivable, with respect to which a withdrawing Member would recognize ordinary income. A Member’s tax basis in his, her or its Units will be reduced (but not below zero) by the amount of a cash distribution. A Member will recognize a loss only as a

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result of a cash distribution in connection with a complete withdrawal from the Company, including a repurchase of the Member’s Units, and then only if the Member’s adjusted tax basis in his, her or its Units exceeds the amount of the distribution.

        The Company may specially allocate items of the Company’s capital gain (including short-term capital gain) or ordinary income to a withdrawing Member to the extent the Member’s capital account would otherwise exceed the Member’s adjusted tax basis in his, her or its Units. The special allocation may result in the withdrawing Member’s recognizing short-term capital gain or ordinary income instead of long-term capital gain during the tax year in which the Member receives its liquidating distribution upon withdrawal.

        Distributions of Property. A Member’s receipt of a distribution of property from the Company is generally not taxable, except that a distribution consisting of “marketable securities” generally is recharacterized as a distribution of cash (rather than property) unless the Company is an “investment partnership” and the Member is an “eligible partner” within the meaning of the Code. The Board of Directors will determine at the appropriate time whether the Company qualifies as an “investment partnership.” If the Company so qualifies, and if a Member is an “eligible partner,” which term should include a Member whose contributions to the Company consisted solely of cash, the recharacterization rule described above would not apply. In a complete withdrawal, the Member’s basis in its Units will attach to the distributed property. In a partial withdrawal, the distributed property will have a tax basis equal to the lesser of (a) the Company’s tax basis in the property or (b) the Member’s tax basis in its Units.

Tax Treatment of Company Investments

        In General. The Company expects that it and the Portfolio Funds will act as traders or investors, and not as dealers, with respect to their respective securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts, whereas a dealer is a person who purchases securities for resale to customers rather than for investment or speculation. As noted above, unless otherwise indicated, references in the discussion to the tax consequences of the Company’s investments, activities, income, gain and loss include the direct investments, activities, income, gain and loss of the Company, and those indirectly attributable to the Company as a result of it being an investor in a Portfolio Fund that is treated as a pass-through entity for U.S. federal income tax purposes.

        Gains and losses realized by a trader or an investor on the sale of securities generally are capital gains and losses. The Company thus expects that its gains and losses from its securities transactions (directly or through the Portfolio Funds) generally will be capital gains and losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time the Company or a Portfolio Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. Special rules, however, apply to the characterization of capital gain realized with respect to certain regulated futures contracts, non-U.S. currency forward contracts and certain options that qualify as “Section 1256 Contracts,” which are described below. The application of certain rules relating to short sales, to so-called “straddle” and “wash sale” transactions and to certain other transactions may serve to alter the manner in which the Company’s or a Portfolio Fund’s holding period for a security is determined or may otherwise affect the characterization as short-term or long-term (including the conversion of long-term capital gain to short-term capital gain), and also the timing of the recognition, of certain gains or losses (including the deferral of certain losses). Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of the Company or a Portfolio Fund.

        Constructive Ownership Transactions. The Company or a Portfolio Fund may acquire a derivative position with respect to the Portfolio Funds or the underlying investment funds, respectively, which may be treated as constructive ownership of such funds. A constructive ownership transaction includes holding a long position under a notional principal contract or entering into a forward or futures contract with respect to certain financial assets, or both holding a call option and granting a put option with respect to certain financial assets when the options have substantially equal strike prices and substantially contemporaneous maturity dates. If the Company or a Portfolio Fund has long-term capital gain from a “constructive ownership transaction,” the amount of the gain that may be treated as long-term capital gain by the Company or a Portfolio Fund is limited to the amount that the Company or the Portfolio Fund would have recognized if it had been holding the financial asset directly, rather than through a constructive ownership transaction, with any gain in excess of this amount being treated as

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ordinary income. In addition, an interest charge (at the rate applicable to the underpayments of tax) would be imposed on tax liability treated as having been deferred with respect to any amount recharacterized as ordinary income for each year that the constructive ownership transaction was open.

        Original Issue Discount, Market Discount, Partnership Units and Swaps. The Company or a Portfolio Fund may realize ordinary income from dividends with respect to shares of stock and accruals of interest on debt obligations. For taxable years beginning before January 1, 2011, certain dividends received by the Company or a Portfolio Fund may be eligible, in the case of non-corporate Members, for taxation at long-term capital gain rates. The Company or a Portfolio Fund may hold debt obligations with “original issue discount,” in which case the Company or the Portfolio Fund would be required to include amounts in taxable income on a current basis even though receipt of those amounts may occur in a subsequent year. The Company or a Portfolio Fund may also acquire debt obligations with “market discount.” Upon disposition of such an obligation, the Company generally would be required to treat gain realized as interest income to the extent of the market discount, or its share of such market discount in the case of an obligation held by a Portfolio Fund, that accrued during the period the debt obligation was held by the Company or a Portfolio Fund. In addition, the Company may realize ordinary income or loss if a Portfolio Fund or any of the underlying investment funds is engaged in a trade or business. Income or loss from transactions involving certain derivatives, such as the periodic payments from notional principal contract transactions, will also generally constitute ordinary income or loss. In addition, amounts, if any, payable by the Company or a Portfolio Fund in connection with equity swaps, interest rate swaps, and the notional principal contracts in a transaction not considered to be part of a trade or business likely would be considered “miscellaneous itemized deductions” which, for a noncorporate Member, may be subject to restrictions on their deductibility.

        Qualified Dividends. For tax years beginning on or before December 31, 2010, “qualified dividend income” received by an individual Member will be taxed at the rates applicable to long-term capital gain. In order for the dividends received by an individual Member to be qualified dividend income, the Company must meet holding period and other requirements with respect to the stock generating such dividend income. A dividend will not be treated as “qualified dividend income”(i) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 121-day period beginning at the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 181-day period beginning 90 days before such date), (ii) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (iii) if the recipient elects to have the dividend income treated as investment interest or (iv) if the dividend is received from a foreign corporation that is (a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradeable on an established securities market in the United States) or (b) treated as a passive foreign investment company.

        Conversion Transactions. Gain recognized by the Company or a Portfolio Fund from certain “conversion transactions” will be treated as ordinary income. In such a transaction, substantially all of the taxpayer’s return is attributable to the time value of the net investment in the transaction. Included among conversion transactions specified in the Code and the Regulations are: (1) the holding of any property (whether or not actively traded) and entering into a contract to sell the property (or substantially identical property) at a price determined in accordance with the contract, but only if the property was acquired and the contract was entered into on a substantially contemporaneous basis, (2) certain straddles, (3) generally, any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain, or (4) certain other transactions.

        Currency Transactions. To the extent that its investments are made in securities denominated in a non-U.S. currency, gain or loss realized by the Company (directly or through a Portfolio Fund) frequently will be affected by the fluctuation in the value of such non-U.S. currencies relative to the value of the dollar. Gains or losses with respect to the Company’s investments in common stock of non-U.S. issuers will generally be taxed as capital gains or losses at the time of the disposition of the stock, subject to certain exceptions specified in the Code. In particular, gains and losses of the Company on the acquisition and disposition of non-U.S. currency (for example, the purchase of non-U.S. currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. In addition, gains or losses on disposition of debt securities denominated in a non-U.S. currency to the extent attributable to fluctuation in the value of the non-U.S. currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Gains or

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losses attributable to fluctuations in exchange rates that occur between the time the Company accrues interest or other receivables or accrues expenses or other liabilities denominated in a non-U.S. currency and the time the Company collects the receivables or pays the liabilities may be treated as ordinary income or loss.

        The Company or a Portfolio Fund may enter into non-U.S. currency forward contracts, or non-U.S. currency futures contracts or acquire put and call options on non-U.S. currencies. If the Company or a Portfolio Fund acquires non-U.S. currency futures contracts or option contracts (not including those that are Section 1256 Contracts unless the Company or the Portfolio Fund elects otherwise), or any non-U.S. currency forward contracts, however, any gain or loss realized by the Company or the Portfolio Fund with respect to such contracts will be ordinary, unless (1) the contract is a capital asset in the hands of the Company or the Portfolio Fund and is not a part of a straddle transaction and (2) an election is made (by the close of the day on which the transaction is entered) to treat the gain or loss attributable to the contract as capital gain or loss. If those conditions are met, gain or loss recognized on the contract will be treated as capital gain or loss; if the contract is a Section 1256 Contract, Section 1256 of the Code will govern the character of any gain or loss recognized on the contract.

        Options Contracts. Gain or loss realized by the Company or a Portfolio Fund from a closing transaction with respect to call and put options written by the Company or the Portfolio Fund, or gain from the lapse of such options, generally will be treated as short-term capital gain or loss. Gain or loss realized by the Company or a Portfolio Fund from the call and put options purchased by the Company or the Portfolio Fund (other than options that are Section 1256 Contracts, as discussed below), as well as any loss attributable to the lapse of such options, generally will be treated as capital gain or loss. Such capital gain or loss generally will be long-term or short-term depending upon whether the Company or the Portfolio Fund held the particular option for more than one year.

        Section 1256 Contracts. The Code generally applies a “mark to market” system of taxing unrealized gains and losses on, and otherwise provides for special rules of taxation with respect to, Section 1256 Contracts. A Section 1256 Contract includes certain regulated futures contracts, certain non-U.S. currency forward contracts, and certain listed non-equity options. Section 1256 Contracts held by the Company or a Portfolio Fund at the end of a taxable year of the Company or a Portfolio Fund will be treated for U.S. federal income tax purposes as if they were sold by the Company or a Portfolio Fund at their fair market value on the last business day of the taxable year. The net gain or loss, if any, resulting from these deemed sales (known as “marking to market”), together with any gain or loss resulting from any actual sales of Section 1256 Contracts (or other termination of the Company’s or a Portfolio Fund’s obligations under such contracts), must be taken into account by the Company or the Portfolio Fund in computing its taxable income for the year. If a Section 1256 Contract held by the Company or a Portfolio Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on the sale will be adjusted to reflect the gain or loss previously taken into account under the mark to market rules.

        Capital gains and losses from Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% of the gains or losses and as long-term capital gains or losses to the extent of 60% of the gains or losses. Gains and losses from certain non-U.S. currency transactions, however, will be treated as ordinary income and losses unless certain conditions described under “Currency Transactions” above are met. These gains and losses will be taxed under the general rules described above. If a noncorporate taxpayer incurs a net capital loss for a year, the portion of the loss, if any, which consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. A loss carried back to a year by a noncorporate taxpayer may be deducted only to the extent (1) the loss does not exceed the net gain on Section 1256 Contracts for the year and (2) the allowance of the carry-back does not increase or produce a net operating loss for the year.

        A “securities futures contract” is not treated as a Section 1256 Contract, except when it meets the definition of a “dealer securities futures contract.” A “securities futures contract” is any security future as defined in Section 3(a)(55)(A) of the Securities Exchange Act of 1934, as amended, which generally provides that a securities futures contract is a contract of sale for future delivery of a single security or a narrow-based security index. The Code provides that any gain or loss from the sale or exchange of a securities futures contract (other than a “dealer securities futures contract”) is considered as gain or loss from the sale or exchange of property that has the same character as the property to which the contract relates. As a result, if the underlying security

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would be a capital asset in the taxpayer’s hands, then gain or loss on the securities futures contract would be capital gain or loss. In general, capital gain or loss from the sale or exchange of a securities futures contract to sell property (that is, the short side of such a contract) will be treated as short-term capital gain or loss.

        Any “dealer securities futures contract” is treated as a Section 1256 Contract. A “dealer securities futures contract” is a securities futures contract, or an option to enter into such a contract, that (1) is entered into by a dealer (or, in the case of an option, is purchased or granted by the dealer) in the normal course of its trade or business activity of dealing in such contracts or options and (2) is traded on a qualified board or exchange. Any gains or losses with respect to dealer securities futures contracts allocable to limited partners are treated as short-term capital gains or losses. However, it is not expected that the Company or a Portfolio Fund would be considered a dealer for these purposes.

        Mixed Straddle Election. The Code allows a taxpayer to elect to offset gains and losses from positions that are part of a “mixed straddle.” A “mixed straddle” is any straddle in which one or more but not all positions are Section 1256 Contracts. Under certain Regulations, the Company (and any Portfolio Fund) may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily marking to market of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for U.S. federal income tax purposes. The application of the Regulations’ mixed straddle account rules is not entirely clear, so no assurance can be given that a mixed straddle account election by the Company or a Portfolio Fund will be accepted by the IRS.

        Short Sales. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Company’s or a Portfolio Fund’s hands. Except with respect to certain situations in which the property used to close a short sale has a long-term capital gain holding period on the date on which the short sale is entered into, gains on short sales generally will be short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, “substantially identical property” has been held by the Company or a Portfolio Fund for more than one year. In addition, the holding period of “substantially identical property” held by the Company or a Portfolio Fund may be suspended.

        Gain or loss on a short sale will generally not be realized until the time at which the short sale is closed. If, however, a short sale is subject to the constructive sale rules, as described below, the Company or a Portfolio Fund generally will recognize gain on the date it acquires the property as if the short sale position were closed on that date.

        Constructive Sales. If the Company or a Portfolio Fund enters into a short sale of, or a futures or forward contract to deliver, or an offsetting notional principal contract with respect to, appreciated positions in stock or certain debt obligations or partnership interests, the Company or the Portfolio Fund may be taxed as if the appreciated position were sold at its fair market value on the date the Portfolio Fund entered into such position. Similar rules would apply if the Company or a Portfolio Fund had entered into a position that is a short sale, offsetting notional principal contract, or a futures or forward contract with respect to property, the position has appreciated in value, and the Company or the Portfolio Fund acquires the same or substantially identical property. In such event, the Company or the Portfolio Fund would be taxed as if the appreciated position were sold at its fair market value on the date of such acquisition. The consequences with respect to any other open appreciated financial position that is subject to the constructive sale rules will be determined as if such position were acquired on the date of the constructive sale. Transactions that are identified as hedging or straddle transactions under other provisions of the Code may be subject to the constructive sale rules.

        Effect of Straddle Rules on Members’ Securities Positions. The IRS may treat certain positions in securities held, directly or indirectly, by a Member and his, her or its indirect interest in similar securities held by the Company or a Portfolio Fund as “straddles” for U.S. federal income tax purposes. The application of the “straddle” rules in such a case could affect a Member’s holding period for the securities involved and may defer the recognition of losses with respect to the securities. The Company will not generally be in a position to furnish to Members information regarding the securities positions of the Company or the Portfolio Funds that would permit a Member to determine whether the Member’s positions in securities held outside the Company and the Member’s indirect positions in securities held by the Company or the Portfolio Funds should be treated as offsetting positions for purposes of the straddle rules.

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        Mark-to-Market Election. If the Company or a Portfolio Fund is considered to be a trader in securities, the Company or the Portfolio Fund will be permitted to elect to “mark to market” its positions in such securities, except to the extent to which, in general, such securities have no connection to the trading activities of the Company or the Portfolio Fund, as the case may be, and the Company or the Portfolio Fund clearly identifies such securities as being held for investment. If the mark-to-market method is elected, the Company or a Portfolio Fund generally would be required to recognize gain or loss on any security held in connection with its activities as a trader at the close of a taxable year, such gain or loss would be determined as if such security were sold at its fair market value on the last business day of the taxable year, and such gain or loss (both from actual sales and from marking-to-market) would be taken into account by the Company as ordinary income or loss for the taxable year. The Company has not made this election and does not presently intend to do so. It is possible, however, that one or more Portfolio Funds have made, or will make, the mark-to-market election with respect to their securities positions.

        Limitation on Deductibility of Interest and Short Sale Expenses. The Code limits the ability of noncorporate taxpayers to deduct “investment interest,” which, in general, is interest on indebtedness that is properly allocable to property held for investment (including any amount allowable as a deduction in connection with personal property used in a short sale). Investment interest is deductible in the current year only to the extent of the taxpayer’s “net investment income,” consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses treated as interest). For this purpose, any long-term capital gain or dividend taxable at long-term capital gain rates is excluded from net investment income unless the taxpayer elects to pay tax on such gain or dividend at ordinary income tax rates.

        The Company’s or a Portfolio Fund’s activities will be treated as giving rise to investment income for a Member, and the investment interest limitation would apply to a noncorporate Member’s share of the interest and short sale expenses attributable to the Company’s or the Portfolio Fund’s activities. In such case, a noncorporate Member would be denied a deduction for all or part of that portion of his, her or its distributive share of the Company’s ordinary losses attributable to interest and short sale expenses unless he, she or it had sufficient investment income from all sources, including the Company. A Member that could not deduct interest or short sale expenses currently as a result of the application of the provisions described above would be entitled to carry forward such expenses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a noncorporate Member on money borrowed to finance his, her or its investment in the Company. Potential investors should consult their own tax advisors with respect to the application of the investment interest limitation to their particular tax situations.

        Deductibility of Company Investment Expenditures by Noncorporate Members. Investment expenses including, for example, investment advisory fees of an individual, trust or estate are generally deductible only to the extent they exceed 2% of adjusted gross income. In addition, the Code restricts the ability of an individual with an adjusted gross income in excess of a specified threshold amount (for 2007, the specified threshold amount varies between a high of $156,400 for married individuals filing a joint return and a low of $78,200 for a married person filing a separate return) to deduct these investment expenses. Under the such provision, investment expenses in excess of 2% of adjusted gross income may only be deducted to the extent such expenses (along with certain other itemized deductions) exceed the lesser of (1) 3% of the excess of the individual’s adjusted gross income over the specified threshold amount; or (2) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year. For taxable years beginning in 2007, this limitation on deductions which exceed the 2% adjusted gross income floor will be reduced by 1/3, for taxable years beginning in 2008 and 2009, it will be reduced by 2/3, and for taxable years beginning in 2010 only, this limitation on permitted deductions will not apply. Moreover, these investment expenses are miscellaneous itemized deductions that are not deductible by a noncorporate taxpayer in calculating its alternative minimum tax liability.

        Under certain Regulations, the limitations on deductibility should not apply to a noncorporate Member’s share of the trade or business expenses of the Company. These limitations will apply, however, to a noncorporate Member’s share of the investment expenses of the Company (including the Management Fee, and any fee payable to a Portfolio Fund Manager, to the extent these expenses are allocable to a Portfolio Fund that is not engaged in a trade or business within the meaning of the Code or to the investment activity of the Company). The Company intends to treat its expenses attributable to a Portfolio Fund that the Company determines is engaged in a trade or business within the meaning of the Code or to the trading activity of the Company as not being subject to these limitations, although no assurance can be given that the IRS will agree with such treatment.

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        The consequences of the Code’s limitations on the deductibility of investment expenditures will vary depending upon the particular tax situation of each taxpayer. For that reason, noncorporate Members should consult their tax advisors with respect to the application of these limitations to their situation.

        Application of Rules for Income and Losses from Passive Activities. The Code restricts the deductibility of losses from a “passive activity” against certain income that is not derived from a passive activity. This restriction applies to individuals, personal service corporations and certain closely held corporations. Under certain Regulations, items of “portfolio income” (i.e., generally, items of income attributable to property held for investment) are excluded from the passive activity income. In addition, trading in personal property of a type that is “actively traded” will not be treated as a passive activity for purposes of the passive loss rules. Accordingly, in the case of individuals, personal service corporations or certain closely held corporations, a Member’s distributive share of items of income, gain, deduction, or loss from the Company that is attributable to the Company’s or the Portfolio Funds’ trading of such property or portfolio income will generally not be treated as passive activity income or loss, and Company items of portfolio income and income or gains attributable to such property and allocable to such Members will not be available to offset the Members’ passive losses from sources outside the Company. However, income or loss attributable to property that is not actively traded may constitute passive activity income or loss. In this regard, certain of the assets which the Company or the Portfolio Funds may trade, may not be considered actively traded for these purposes. In addition, income or loss attributable to the Company’s investment in a Portfolio Fund engaged in a non-securities trade or business may also constitute passive activity income or loss.

        Passive Foreign Investment Companies. The Company may invest in the stock of foreign corporations most of whose income consists of dividends, interest, gains, or other passive income or most of whose assets produce passive income. Such a foreign corporation may be a passive foreign investment company (a “PFIC”). Generally, as long as no more than 50% of the shares of a foreign corporation, by vote and by value, is actually or constructively owned by five or fewer U.S. persons or certain persons related to U.S. persons, a direct or indirect shareholder in such a foreign corporation should not be subject to the controlled foreign corporation (“CFC”) provisions of the Code. There can be no assurance that ownership by U.S. persons of such foreign corporations will not exceed 50%. Accordingly, a prospective Company investor is urged to consult its own tax adviser with respect to the CFC rules.

        A U.S. person who is a direct or indirect shareholder of a PFIC generally would be subject to tax on any gain recognized upon the disposition of, or upon receipt of certain “excess distributions” with respect to, its shares in a PFIC, plus an interest charge (at the rate applicable to tax underpayments) on the tax liability treated as having been deferred. Such tax would be imposed at the highest rate of tax applicable to ordinary income (without taking into account deductions or losses from other sources) with respect to such gain that is ratably allocated to taxable years preceding the year of disposition. Any gain allocable to the taxable year of disposition would be included as ordinary income (potentially offset by deductions or losses from other sources) without an interest charge. Similar rules would apply to any distribution received by such U.S. person from a PFIC to the extent aggregate distributions during a taxable year exceed 125% of the average distributions made by the PFIC in the three preceding taxable years. The portion of an actual distribution that is not an “excess distribution” would be treated as a dividend to the extent of the PFIC’s earnings and profits as determined under U.S. federal income tax principles.

        Alternatively, the Code provides rules for PFICs with respect to which a “qualified electing fund” (“QEF”) election is made by a U.S. shareholder. A shareholder making a QEF election would be required to include currently in gross income the shareholder’s pro rata share of the ordinary earnings and net capital gains of the PFIC, whether or not distributed. Amounts included in income under a QEF election would be treated as long-term capital gain to the extent of the PFIC’s net capital gain, and the balance as ordinary income. Losses, however, would not pass through currently to the shareholder. If a QEF election were made effective from the date the shareholder first holds its shares, gain on the disposition of the shares (including by redemption or liquidation) would be eligible for treatment as capital gain and the interest charge rules would not apply.

        The Company may make a QEF election with respect to a PFIC, effective from the date when the Company first owned stock in the PFIC, either directly or through a non-U.S. Portfolio Fund. A QEF election for a PFIC held by the Company through a U.S. Portfolio Fund can be made only by that Portfolio Fund. A Member cannot make this election for PFIC stock held by the Company or a Portfolio Fund. Moreover, the Company or a Portfolio Fund will be able to make a QEF election only if a PFIC agrees to provide it with certain information,

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and there can be no assurance that the Company will be able to obtain the PFIC’s agreement to provide such information, and thus there can be no assurance that the Company will be able to make a QEF election with respect to any PFIC.

        As an alternative to the QEF election, a holder of stock of a PFIC may make a “mark-to-market” election if the stock of the PFIC constitutes marketable stock under the PFIC rules. “Marketable stock” is, in general, stock that is regularly traded on certain national securities exchanges or markets and, as provided in the Regulations, stock in a foreign corporation that is comparable to a regulated investment company and whose stock is redeemable at its net asset value. In the event that a taxpayer validly makes a mark-to-market election with respect to stock of a PFIC, the taxpayer generally would include in income each year an amount equal to the excess, if any, of the fair market value of the stock as of the close of the taxable year over the adjusted tax basis of the stock. The taxpayer would be allowed a deduction for the excess, if any, of the adjusted tax basis of the stock over its fair market value, but only to the extent of any previously included mark-to-market gains. There can be no assurance that stock of a PFIC acquired by the Company would qualify as marketable stock eligible for the mark-to-market election.

Non-U.S. Taxes

        Certain dividends and interest directly or indirectly received by the Company from sources outside the United States may be subject to non-U.S. withholding taxes. In addition, the Company or a Portfolio Fund may be subject to non-U.S. capital gains taxes to the extent it purchases and sells securities of non-U.S. issuers. Tax treaties between certain countries and the United States may reduce or eliminate such non-U.S. taxes. The Company cannot predict in advance the rate of non-U.S. tax it will directly or indirectly pay, as the amount of the Company’s or a Portfolio Fund’s assets to be invested in various countries is not known at this time and is expected to vary.

        The Members will be informed by the Company as to their proportionate share of the non-U.S. taxes paid by the Company or a Portfolio Fund that they will be required to include in their income. The Members generally will be entitled to claim either a credit (subject to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such non-U.S. taxes in computing their U.S. federal income taxes. A tax-exempt Member generally will not benefit from such credit or deduction.

Unrelated Business Taxable Income

        Organizations that are otherwise exempt from U.S. federal income tax are nonetheless subject to taxation with respect to their “unrelated business taxable income” (“UBTI”). Except as noted below, with respect to certain categories of exempt income, UBTI generally includes income or gain derived (either directly or through pass-through entities for U.S. federal income tax purposes) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization’s exempt purpose or function.

        UBTI generally does not include passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership (such as the Company) in which it is a partner. This type of income is exempt, subject to the discussion of “unrelated debt financed income” below, even if it is realized from securities trading activity that constitutes a trade or business.

        UBTI includes not only trade or business income or gain as described above, but also “unrelated debt-financed income.” This latter type of income generally consists of (1) income derived by an exempt organization (directly or through a partnership) from property with respect to which there is “acquisition indebtedness” at any time during the taxable year; and (2) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is acquisition indebtedness at any time during the twelve-month period ending with the date of the disposition.

        The Company may incur “acquisition indebtedness” with respect to certain of its transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the IRS that indicates that income and gain with respect to short sales of publicly traded stock does not constitute income from debt-financed property for purposes of computing UBTI, the Company will treat its short sales of securities as not involving “acquisition indebtedness” and not resulting in UBTI. Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI. To the extent the Company recognizes income in the form of dividends and interest from securities with respect to which there is “acquisition indebtedness”

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during a taxable year, the percentage of the income that will be treated as UBTI generally will be equal to the amount of the income times a fraction, the numerator of which is the “average acquisition indebtedness” incurred with respect to the securities, and the denominator of which is the “average amount of the adjusted basis” of the securities during the taxable year.

        To the extent the Company recognizes gain from securities with respect to which there is “acquisition indebtedness” at any time during the twelve-month period ending with the date of their disposition, the portion of the gain that will be treated as UBTI will be equal to the amount of the gain times a fraction, the numerator of which is the highest amount of the “acquisition indebtedness” with respect to the securities, and the denominator of which is the “average amount of the adjusted basis” of the securities during the period such securities are held by the Company during the taxable year. In determining the unrelated debt-financed income of the Company, an allocable portion of deductions directly connected with the Company’s debt-financed property will be taken into account. In making such a determination, for instance, a portion of losses from debt-financed securities (determined in the manner described above for evaluating the portion of any gain that would be treated as UBTI) would offset gains treated as UBTI.

        The calculation of the Company’s “unrelated debt-financed income” will be complex and will depend on the amount of leverage used by the Company from time to time; the amount of leverage used by Portfolio Funds; and other UBTI generated by those Portfolio Funds. As a result of this complexity, the Company cannot predict the percentage of its income and gains that will be treated as UBTI for a Member that is an exempt organization. An exempt organization’s share of the income or gains of the Company that is treated as UBTI may not be offset by losses of the exempt organization either from the Company or otherwise, unless the losses are treated as attributable to an unrelated trade or business (such as, for example, losses from securities for which acquisition indebtedness is incurred).

        To the extent that the Company generates UBTI, the applicable U.S. federal income tax rate for an exempt Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt Member. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will report to a Member that is an exempt organization information as to the portion of its income and gains from the Company for each year that will be treated as UBTI. The calculation of UBTI with respect to transactions entered into by the Company is highly complex, and for that reason, no assurance can be given that the Company’s calculation of UBTI will be accepted by the IRS.

        In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of the Company’s income and gains that is not treated as UBTI will continue to be exempt from tax, as will the organization’s income and gains from other investments that are not treated as UBTI. The possibility of realizing UBTI from its investment in the Company generally should not, as a result, affect the tax-exempt status of an exempt organization. A charitable remainder trust, however, will be subject to an excise tax equal to 100% of the amount of any UBTI realized from its investment in the Company. In view of the potential for UBTI, the Company is not a suitable investment for a charitable remainder trust. A title-holding corporation or trust will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under the Code may be limited for any year in which the trust has UBTI. A prospective investor should consult its tax advisor with respect to the tax consequences of receiving UBTI from the Company.

Certain Matters Relating to Specific Exempt Organizations

        Private Foundations. Private foundations and their managers are subject to U.S. federal excise taxes if they invest “any amount in such a manner as to jeopardize the carrying out of any of the foundation’s exempt purposes.” This rule requires a foundation manager, in making an investment, to exercise “ordinary business care and prudence” under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors that a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation’s portfolio. The following types or methods of investment are closely scrutinized in determining whether a foundation manager has met the requisite standard of care and prudence: trading in securities on margin, trading in commodity futures, the purchase of puts and calls, and straddles, the purchase of warrants and selling short.

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        Tax-exempt organizations that are private foundations, with certain exceptions, are subject to a 2% U.S. federal excise tax on their “net investment income.” The rate of the excise tax for any taxable year may be reduced to 1% if a private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax. To avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its “distributable amount,” which includes, among other things, the private foundation’s “minimum investment return,” defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation’s exempt purposes), over certain indebtedness incurred by the foundation in connection with those assets. A private foundation’s investment in the Company would most likely be classified as a nonfunctionally related asset. A determination that an investment in the Units constitutes a nonfunctionally related asset could cause cash flow problems for a prospective Member that is a private foundation; as such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its Units. This requirement would, however, be less burdensome to a private foundation to the extent that the value of its Units is not significant in relation to the value of other assets it holds.

        In some instances, an investment in the Company by a private foundation may be prohibited by the “excess business holdings” provisions of the Code. If a private foundation (either directly or together with a “disqualified person”), for example, acquires more than 20% of the capital interests or profits interests in the Company, or a business enterprise in which the Company invests (directly or indirectly through a Portfolio Fund) the private foundation may be considered to have “excess business holdings.” In such a case, the foundation may be required to divest itself of its Units in seeking to avoid the imposition of an excise tax. In computing the holdings of a private foundation, or a disqualified person with respect thereto, in any business enterprise, any stock or other interest owned, directly by or for a partnership such as the Company shall be considered as being owned proportionately by or for its members.

        Qualified Retirement Plans. Employee benefit plans subject to the provisions of ERISA, individual retirement accounts (“IRAs”) and Keogh plans should consult their counsel as to the U.S. tax implications of investing in the Company. See also “ERISA Considerations.”

Investors Tax Filings and Tax Shelter Disclosure Regulations

        Members should consult with their tax advisors as to their obligations to file reports and returns with the IRS with respect to their transactions in Units and their investment in the Company. Among the forms that may be required to be filed is Form 8621 (with respect to investments in a passive foreign investment company).

        As part of its campaign against abusive tax shelter activity, the Treasury Department has adopted regulations which may require special filings and record retention for numerous transactions that are not conventionally regarded as tax shelters. Depending upon the nature of transactions effected by the Company or the Portfolio Funds that result in losses, when the Company files its tax return it may be required to make a special report of its transactions to the Service on Form 8886. These reporting requirements may also apply to Members. For example, individuals or trusts that invest in the Company directly or through partnerships or S corporations and who are allocated $50,000 or more of loss from a section 988 transaction (i.e., a foreign currency transaction) will be required to file Form 8886 when they file their U.S. Federal income tax returns for the year in which the loss is allocated to them. Also, a Member who is an individual, an S corporation or a trust (or a partnership with one of the foregoing as a partner), and whose allocable share of Company losses (other than a section 988 transaction) equals or exceeds $2 million in any year or an aggregate of $4 million in any six year period, will also be required to file an IRS Form 8886 with his tax return. For corporate Members the thresholds are $10 million in any one year or $20 million over a six year period.

        If the Company effects a transaction that it believes is reportable, it will advise the affected investors. An investor should consult his own tax advisers about his filing obligations with respect to his investment in the Company and should keep a copy of this Memorandum and other information supplied to him in connection with his investment, as he may be required to report the name and address of all persons to whom he paid a fee and who either promoted, solicited or recommended his investment in the Company or to whom he paid a fee for tax advice regarding the investment.

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        If an investment in the Company or the Company’s transactions are reportable transactions, the Adviser is required to maintain records, including investor lists containing identifying information, and to furnish those records to the Service upon demand. The Adviser may also be required to file an information return with the Service with respect to a reportable transaction.

        Under the above rules, a Member’s recognition of a loss of $2 million for a Member that is an individual, an S corporation or a trust or $10 million for a Member that is a corporation upon its disposition of its Units could also constitute a “reportable transaction” for such Member. Investors should consult with their advisors concerning the application of these reporting obligations to their specific situations.

        There are significant penalties imposed on both an investor and the Adviser for failing to comply with the filing and record keeping requirements. The Adviser intends to comply with any applicable disclosure requirements and to maintain any required investor lists and other records.

        The foregoing discussion is not intended as a substitute for careful tax planning, particularly since certain of the income tax consequences of an investment in the Company may not be the same for all taxpayers. Prospective investors should consult with their own tax advisors as to their specific tax consequences under the tax laws that are applicable to them.

Certain State and Local Taxation Matters

        Prospective investors should consider, in addition to the U.S. federal income tax consequences described, potential state and local tax considerations in investing in the Company.

        State and local laws often differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member’s distributive share of the taxable income or loss of the Company generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which the Member is a resident. The Company or a Portfolio Fund may conduct business in a jurisdiction that will subject to tax a Member’s share of the income derived from that business. A prospective Member should consult his, her or its tax advisor with respect to the availability of a credit for such tax in the jurisdiction in which the Member is a resident.

ERISA CONSIDERATIONS

        Persons who are fiduciaries with respect to an employee benefit plan, IRA, Keogh plan or other arrangement subject to ERISA or Section 4975 of the Code (collectively, “Plans”) should consider, among other things, the matters described below in determining whether to cause the Plan to invest in the Company.

        ERISA imposes general and specific responsibilities on persons who are “fiduciaries” for purposes of ERISA with respect to a Plan that is subject to ERISA (an “ERISA Plan”), including prudence, diversification, and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, a fiduciary of an ERISA Plan must comply with rules adopted by the U.S. Department of Labor (the “DOL”), which administers the fiduciary provisions of ERISA. Under those rules, the fiduciary of an ERISA Plan must: (1) give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into account whether the investment is designed reasonably to further the ERISA Plan’s purposes; (2) examine the risk and return factors associated with the investment; (3) assess the portfolio’s composition with regard to diversification, as well as the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan; and (4) evaluate income tax consequences of the investment and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives.

        Before investing the assets of an ERISA Plan in the Company, a fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in the DOL’s regulations. The fiduciary should, for example, consider whether an investment in the Company may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified if the investment is made. If a fiduciary of an ERISA Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of the breach.

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        Because the Company will register as an investment company under the 1940 Act, the underlying assets of the Company would not be considered to be “plan assets” of any Plan investing in the Company for purposes of ERISA’s fiduciary responsibility requirements and the prohibited transaction rules of ERISA and Section 4975 of the Code. For that reason, none of the Adviser, Portfolio Fund Managers, the Distributors, the Custodian or the Escrow Agent will be fiduciaries with respect to those Plans within the meaning of ERISA.

        The Company will require an ERISA Plan proposing to invest in the Company to represent: that it, and any fiduciaries responsible for its investments, are aware of and understand the Company’s investment objective, policies and strategies; and that the decision to invest ERISA Plan assets in the Company was made with appropriate consideration of relevant investment factors with regard to the ERISA Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

        Certain prospective Plan investors may currently maintain relationships with the Adviser, the Portfolio Fund Managers, the Distributors, the Custodian or the Escrow Agent or with other entities that are affiliated with such a person. Each of the Adviser, the Portfolio Fund Managers, the Distributors, the Custodian and the Escrow Agent and their affiliates may be deemed to be a “party in interest” or “disqualified person” to a Plan and/or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory or other services. ERISA and Section 4975 of the Code prohibit Plan assets to be used for the benefit of a party in interest or a disqualified person and also prohibit an ERISA Plan fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which the fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with counsel to determine if participation in the Company is a transaction that is prohibited by ERISA or Section 4975 of the Code. A fiduciary of a Plan investing in the Company will be required to represent: that the decision to invest in the Company was made by it as a fiduciary that is independent of the Adviser, the Portfolio Fund Managers, the Distributors, the Custodian and the Escrow Agent and their affiliates; that it is duly authorized to make such investment decision; and it has not relied on any individualized advice or recommendation of the Adviser, a Portfolio Fund Manager, the Distributors, the Custodian and the Escrow Agent or their affiliates, as a primary basis for the decision to invest in the Company, and that its investment in the Company will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

        The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained in this Prospectus is, of necessity, general and may be affected by future publication of DOL regulations and rulings. Potential Plan investors should consult with their legal advisors regarding the consequences under ERISA and the Code of the acquisition and ownership of Units.

ADDITIONAL INFORMATION REGARDING THE LIMITED
LIABILITY COMPANY AGREEMENT

Amendment of the LLC Agreement

        The LLC Agreement may generally be amended, in whole or in part, with the approval of a majority of the Board of Directors (including a majority of the Independent Directors, if required by the 1940 Act) and without the approval of the Members unless the approval of Members is required by the 1940 Act. Certain amendments to the LLC Agreement involving capital accounts and allocations to those accounts may not be made without the written consent of any Member adversely affected by the amendments or unless each Member has received written notice of the amendment and any Member objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board of Directors) to tender all of his, her or its Units for repurchase by the Company. In addition, amendments that would modify the provisions of the LLC Agreement regarding amendment procedures (if material) or the Company’s indemnification obligations may be made only with the unanimous consent of the Members and, to the extent required by the 1940 Act, approval of a majority of the Directors (and, if so required, a majority of the Independent Directors).

Power of Attorney

        In subscribing for Units, an investor will appoint Merrill Lynch Alternative Investments LLC as his, her or its attorney-in-fact for purposes of filing required certificates and documents relating to the formation and maintenance of the Company as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Company or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Company. This power of attorney, which will be

76

contained in an investors’ subscription agreement, is a special power of attorney and is coupled with an interest in favor of the Company and as such will be irrevocable and will continue in full force and effect, notwithstanding the subsequent death or incapacity of any Member granting the power of attorney. In addition, the power of attorney will survive the delivery of a transfer by a Member of all or part of the Member’s Units, except that when the transferee of such Units has been approved by the Board of Directors for admission to the Company as a substitute Member, or upon the withdrawal of a Member pursuant to a periodic tender or otherwise, the power of attorney given by the transferor will terminate.

REPORTS TO MEMBERS

        The Company will send to Members an unaudited semiannual and an audited annual report within 60 days after the close of the period covered by the report, or as otherwise required by the 1940 Act.

        The Company will furnish to Members as soon as practicable after the end of each of its taxable years such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. A Portfolio Fund Manager’s delay, however, in providing this information will delay the preparation by the Company of tax information for investors, which will likely require Members to seek extensions of the time for filing their tax returns, or could delay the preparation of the Company’s annual report.

TERM, DISSOLUTION AND LIQUIDATION

        The Company will be dissolved upon, among other things, the affirmative vote to dissolve the Company by: (1) a majority of the Board of Directors (including a majority of the Independent Directors); or (2) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members of the Company. The Company will also be dissolved as required by operation of law.

        Upon the occurrence of any event of dissolution, the Board of Directors (or its delegate), acting as liquidator (or, if the Board of Directors is unable to perform this function or designate an appropriate delegate to do so, a liquidator elected by the Members holding a majority of the total number of votes eligible to be cast by all Members and whose fees will be paid by the Company), is charged with winding up the affairs of the Company and liquidating its assets. Net profits or net losses during the fiscal period including the period of liquidation will be allocated as described above under the caption “Capital Accounts and Allocations — Allocation of Net Profits and Net Losses.”

        Upon the liquidation of the Company, its assets will be distributed (1) first to satisfy the debts, liabilities and obligations of the Company (other than debts to Members) including actual or anticipated liquidation expenses, (2) next to repay debts owing to the Members and (3) finally to the Members proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in kind on a proportionate basis if the Board of Directors or liquidator determines that the distribution of assets in kind would be in the interests of the Members in facilitating an orderly liquidation.

FISCAL YEAR

        For accounting purposes, the Company’s fiscal year is the 12-month period ending on March 31. For tax purposes, the Company will adopt the 12-month period ending December 31 of each year as its taxable year, unless otherwise required by applicable law.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The Board of Directors has selected Deloitte & Touche LLP as the independent registered public accountanting firm of the Company. Deloitte & Touche LLP is responsible for the auditing of the annual financial statements of the Company. Deloitte & Touche LLP’s principal business address is located at 750 College Road East, Princeton, New Jersey, 08540.

LEGAL COUNSEL

        Willkie Farr & Gallagher LLP, New York, New York 10019, serves as legal counsel to the Company, the Adviser and its affiliates with respect to the Company.

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INQUIRIES AND FINANCIAL INFORMATION

        The Company’s audited financial statements are incorporated herein by reference to its 2007 annual report. Members may request a copy of the annual report at no charge by calling the Company at the telephone number indicated below during regular business hours. The Company’s annual and semi-annual reports are also available free of charge via hyperlink at www.blackrock.com.

        Inquiries concerning the Company and the Units (including information concerning subscription and withdrawal procedures) should be directed to:

BlackRock Multi-Strategy Hedge Opportunities, LLC
BlackRock Investment Management, LLC
55 East 52nd Street, 25th Floor, New York, NY, 10055
1-877-GPC-ROCK

Electronic Delivery

        Electronic copies of most financial reports and prospectuses are available on the Fund’s website. Shareholders can sign up for e-mail notifications of quarterly statements, annual and semiannual reports and prospectuses by enrolling in the Fund’s electronic delivery program. To enroll:

        Shareholders Who Hold Accounts with Investment Advisers, Banks or Brokerages: Please contact your financial adviser. Please note that not all investment advisers, banks or brokerages may offer this service.

        Shareholders Who Hold Accounts Directly With BlackRock:

        1) Access the BlackRock website at http://www.blackrock.com/edelivery

        2) Log into your account

Beneficial Owners

        To the knowledge of the Company, no entities owned beneficially or of record, 5% or more of the Company’s outstanding Units as of July 6, 2007.

BLACKROCK PRIVACY PRINCIPLES

        BlackRock is committed to maintaining the privacy of its current and former fund investors and individual clients (collectively, “Clients”) and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information BlackRock collects, how we protect that information and why in certain cases we share such information with select parties.

        If you are located in a jurisdiction where specific laws, rules or regulations require BlackRock to provide you with additional or different privacy-related rights beyond what is set forth below, then BlackRock will comply with those specific laws, rules or regulations.

        BlackRock obtains or verifies personal non-public information from and about you from different sources, including the following: (i) information we receive from you or, if applicable, your financial intermediary, on applications, forms or other documents; (ii) information about your transactions with us, our affiliates, or others; (iii) information we receive from a consumer reporting agency; and (iv) from visits to our Web sites.

        BlackRock does not sell or disclose to non-affiliated third parties any non-public personal information about its Clients, except as permitted by law or as is necessary to respond to regulatory requests or to service Client accounts. These non-affiliated third parties are required to protect the confidentiality and security of this information and to use it only for its intended purpose.

        We may share information with our affiliates to service your account or to provide you with information about other BlackRock products or services that may be of interest to you. In addition, BlackRock restricts access to non-public personal information about its Clients to those BlackRock employees with a legitimate business need for the information. BlackRock maintains physical, electronic and procedural safeguards that are designed to protect the non-public personal information of its Clients, including procedures relating to the proper storage and disposal of such information.

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APPENDIX A

INVESTOR QUALIFICATIONS

        In order to be eligible to purchase Units in the Company, a prospective investor must, among other things, meet the definition of “accredited investor” as defined in Regulation D of the Securities Act of 1933, as amended (the “1933 Act”). Regulation D defines the following persons (or entities) as accredited investors:

(a) a bank as defined in section 3(a)(2) of the 1933 Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the 1933 Act, whether acting in its individual or fiduciary capacity;

(b) a broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934;

(c) an insurance company as defined in section 2(13) of the 1933 Act;

(d) an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), or a business development company as defined in section 2(a)(48) of the 1940 Act;

(e) a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;

(f) a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

(g) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors within the meaning of the 1933 Act;

(h) a private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(i) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(j) a natural person who had an individual income in excess of $200,000 in each of the last two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(k) a natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of purchase exceeds $1,000,000;

(l) a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a person with such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

(m) an entity in which all of the equity owners are accredited investors within the meaning of the 1933 Act.

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PART C
OTHER INFORMATION

Item 25. Financial Statements and Exhibits
Exhibits

(a)(1)	Certificate of Formation(1)
(a)(2)	Certificate of Amendment to Certificate of Formation(3)
(a)(3)	First Amended and Restated Limited Liability Company Agreement(3)
(b)	Not Applicable
(c)	Not Applicable
(d)	Incorporated by reference to Exhibits (a)(2) above.
(e)	Not Applicable
(f)	Not Applicable
(g)(1)	Form of Investment Advisory Agreement between Registrant and BlackRock Advisors, LLC(7)
(g)(2)	Form of Sub-Investment Advisory Agreement between the Investment Adviser and BlackRock Investment Management, LLC.(7)
(h)(1)	Form of Unified Distribution Agreement between Registrant and FAM Distributors, Inc. (“FAMD”)(5)
(h)(2)	Form of Unified Distribution Agreement between Registrant and BlackRock Distributors, Inc. (“BDI”)(6)
(i)	Not Applicable
(j)	Form of Custodian Services Agreement between Registrant and PFPC Trust Company(3)
(k)(1)	Form of Administration, Accounting and Investor Services Agreement between Registrant and PFPC, Inc.(3)
(k)(2)	Form of Escrow Agreement between Registrant and PFPC, Inc.(3)
(k)(3)	Form of Member Services Agreement between Registrant and FAM Distibutors, Inc. and BlackRock Distributors, Inc. (“BDI”)(7)
(l)	Opinion and Consent of Morris, Nichols, Arsht & Tunnell, special Delaware counsel for Registrant(3)
(m)	Not Applicable

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(n)(1)	Consent of Deloitte & Touche LLP, independent registered public accounting firm for Registrant*
(n)(2)	Consent of Morris, Nichols, Arsht & Tunnell, special Delaware counsel for Registrant*
(o)	Not Applicable
(p)	Certificate of Initial Shareholder(3)
(q)	Not Applicable
(r)	Code of Ethics(2)
(s)	Power of Attorney(4)

*	Filed herewith.
(1)	Incorporated by reference to the identically numbered exhibit of the Company’s initial registration statement on Form N-2 filed on March 23, 2004.
(2)	Incorporated by reference to an Exhibit to Amendment No. 15 to the Registration Statement on Form N-2 of BlackRock Senior Floating Rate Fund, Inc. filed on November 13, 2006 (File No. 333-39837).
(3)	Incorporated by reference to the identically numbered exhibit of Pre-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 filed on September 30, 2004 (File Nos. 333-113831 and 811-21537).
(4)	Incorporated by reference to the Exhibit 16 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A of BlackRock Commodity Strategies Fund (File No. 333-111815) filed on March 30, 2007.
(5)	Incorporated by reference to an Exhibit to Post-Effective Amendment no. 39 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on September 15, 2006.
(6)	Incorporated by reference to an Exhibit to Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on July 2, 2006.
(7)	Incorporated by reference to the indentically numbered exhibit of the Company's registration statement on Form N-2 (File No. 333-143870) filed on June 19, 2007.
Item 26. Marketing Arrangements

Please refer to Item 24(2)(h) above.

Item 27. Other Expenses of Issuance and Distribution

Accounting fees and expenses	$321,345
Legal fees and expenses	$119,192
Printing and engraving	$ 94,743
Offering expenses	$ 14,315
Total	$549,595

Item 28. Persons Controlled By or Under Common Control
The Company does not control any company, and no person is directly or indirectly under common control with the Company, except that the Company may be deemed to be controlled by BlackRock Advisors, LLC, the investment adviser of the Company (the “Adviser”). The Adviser was formed under the laws of the State of Delaware. The Adviser is a limited liability company whose sole Member is BlackRock US Newco, Inc.

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Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Company’s limited liability company interests at June 1, 2007.

Title of Class	Number of Record Holders
Limited liability company interests	1,655

Item 30. Indemnification

        As permitted by Sections 17(h) and (i) of the Investment Company Act of 1940, as amended (previously defined as the “1940 Act”), and pursuant to Section 3.7, of Article III of the Registrant’s First Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”) and Section (a) and (b) of Section 8 of the Registrant’s Distribution Agreement, the Directors, officers, employees and agents of the Company will be indemnified to the maximum extent permitted by Delaware law and the 1940 Act.

        Article III, Section 3.7 of the LLC Agreement provides (all capitalized terms have the respective meanings assigned in the LLC Agreement):

(a)

To the fullest extent permitted by law, the Company shall, subject to Section 3.7(b) hereof, indemnify each Person who is, or has been, a Director or officer of the Company (including for this purpose his or her executors, heirs, assigns, successors or other legal representatives), against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Director or officer of the Company or the past or present performance of services to the Company by such indemnitee, except to the extent such loss, claim, damage, liability, cost or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee’s office. The rights of indemnification provided under this Section 3.7 shall not be construed to provide for indemnification for any liability (including liability under federal securities laws that, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law.

(b)

Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Company in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Company amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.7(a) hereof; provided, however, that (i) such indemnitee shall provide security for such undertaking, (ii) the Company shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee’s failure to fulfill such undertaking, or (iii) a majority of the Directors (excluding any Director who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

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(c)

As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee’s office, indemnification shall be provided pursuant to Section 3.7(a) hereof if (i) approved as in the best interests of the Company by a majority of the Independent Directors (excluding any Director who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Company and that such indemnitee is not liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee’s office, or (ii) the Board of Directors secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to the Company or its Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee’s office.

(d)

Any indemnification or advancement of expenses made pursuant to this Section 3.7 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee’s office. In (i) any suit brought by a Director (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section 3.7 it shall be a defense that, and (ii) in any suit in the name of the Company to recover any indemnification or advancement of expenses made pursuant to this Section 3.7 the Company shall be entitled to recover such expenses upon a final adjudication that, the Director or other person claiming a right to indemnification under this Section 3.7 has not met the applicable standard of conduct set forth in this Section 3.7. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.7, the burden of proving that the Director or other person claiming a right to indemnification is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.7 shall be on the Company (or any Member acting derivatively or otherwise on behalf of the Company or its Members).

(e)

An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 or to which such indemnitee may otherwise be entitled except out of the assets of the Company, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

(f)

The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.7 shall affect the power of the Company to purchase and maintain liability insurance on behalf of any Director, officer or other person.

C-4

        Section 8 of the Distribution Agreement provides (all capitalized terms have the respective meanings assigned in the Distribution Agreement):

(a)

The Fund shall indemnify and hold harmless the Distributor and each person, if any, who controls the Distributor, against any loss, liability, claim, damage or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damage or expense and reasonable counsel fees incurred in connection therewith), as incurred, arising by reason of any person acquiring any Units, which may be based upon the Securities Act, or on any other statute or at common law, on the ground that any registration statement or other offering materials, as from time to time amended and supplemented, or an annual or interim report to Unit holders of the Fund, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, unless such statement or omission was made in reliance upon, and in conformity with, information furnished to the Fund in connection therewith by or on behalf of the Distributor; provided, however, that in no case (i) is the indemnity of the Fund in favor of the Distributor and any such controlling persons to be deemed to protect the Distributor or any such controlling persons thereof against any liability to the Fund or its Unit holders to which the Distributor or any such controlling persons would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of the reckless disregard of their obligations and duties under this Agreement; or (ii) is the Fund to be liable under its indemnity agreement contained in this paragraph with respect to any claim made against the Distributor or any such controlling persons, unless the Distributor or such controlling persons, as the case may be, shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim or claims that have been served upon the Distributor or such controlling persons (or after the Distributor or such controlling persons shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve it from any liability which it may have to the person against whom such action is brought otherwise than on account of its indemnity agreement contained in this paragraph. The Fund will be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce any such liability, but if the Fund elects to assume the defense, such defense shall be conducted by counsel chosen by it and satisfactory to the Distributor, or such controlling person or persons of the Distributor. In the event the Fund elects to assume the defense of any such suit and retain such counsel, the Distributor, or such controlling person or persons of the Distributor, shall bear the fees and expenses, as incurred, of any additional counsel retained by them, but in case the Fund does not elect to assume the defense of any such suit, it will reimburse the Distributor, or such controlling person or persons of the Distributor, for the reasonable fees and expenses, as incurred, of any counsel retained by them. The Fund shall promptly notify the Distributor of the commencement of any litigation or proceedings against it or any of its officers or Directors in connection with the issuance or sale of any of the Units.

(b)

The Distributor shall indemnify and hold harmless the Fund and each of its Directors and officers and each person, if any, who controls the Fund against any loss, liability, claim, damage or expense, as incurred, described in the foregoing indemnity contained in subsection (a) of this Section 8 but only with respect to statements or omissions made in reliance upon, and in conformity with, information furnished to the Fund in writing by or on behalf of the Distributor for use in connection with the Registration Statement or other offering materials, as from time to time amended, or the annual or interim reports to Unit holders. In case any action shall be brought against the Fund or any person so indemnified, in respect of which indemnity may be sought against the Distributor, the Distributor shall have the rights and duties given to the Fund, and the Fund and each person so indemnified shall have the rights and duties given to the Distributor by the provisions of subsection (a) of this Section 8.

Item 31. Business and Other Connections of Investment Adviser

(a)

BlackRock Advisors, LLC (the “Investment Adviser”) is an indirect wholly owned subsidiary of BlackRock, Inc. The Investment Adviser was organized in 1994 for the purpose of providing advisory services to investment companies. The list required by this Item 31 of officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV, filed by the Investment Adviser, pursuant to the Investment Advisers Act of 1940 (SEC File No. 801-47710).

(b)

BlackRock Investment Management, LLC (“BIM”), is a subsidiary of BlackRock, Inc. BIM currently offers investment advisory services to institutional investors such as pension and profit-sharing plans or trusts, insurance companies and banks. The information required by this Item 26 about officers and directors of BIM, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV, filed by BIM pursuant to the Investment Advisers Act of 1940 (SEC File No. 801-56972).

C-5

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, BlackRock Multi-Strategy Hedge Opportunities LLC, 800 Scudders Mill Road, Plainsboro, NJ 08536.

(2)	the Administrator, PFPC Inc., 301 Bellevue Parkway, Wilmington, Delaware 19809;

(3)	the Custodian, PFPC Trust Company, 8800 Tinicum Boulevard, 3rd Floor, Suite 200, Philadelphia, Pennsylvania 19153; and

(4)	the Adviser, BlackRock Advisors, LLC, 100 Bellevue Parkway, Wilmington, Delaware 19809 (records relating to its functions as sub-adviser).

(5)	BlackRock Investment Management, LLC, 800 Scudders Mill Road, Plainsboro, NJ 08536.

Item 33. Management Services

Except as described under “The Investment Advisory Agreement” in this Registration Statement, the Company is not a party to any management service related contract.

Item 34. Undertakings

     The registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (3) and to include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     The registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

C-6

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 30th day of July, 2007.
BLACKROCK MULTI-STRATEGY HEDGE OPPORTUNITIES LLC (Registrant)
By:	/s/ DONALD C. BURKE (Donald C. Burke, Vice President and Treasurer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
ROBERT C. DOLL, JR.* (Robert C. Doll, Jr.)	President (Principal Executive Officer) and Director	July 30, 2007

DONALD C. BURKE* (Donald C. Burke)	Vice President and Treasurer (Principal Financial and Accounting Officer)	July 30, 2007

DAVID O. BEIM* (David O. Beim)	Director	July 30, 2007

JAMES T. FLYNN* (James T. Flynn)	Director	July 30, 2007

CARL KESTER* (W. Carl Kester)	Director	July 30, 2007

KAREN P. ROBARDS* (Karen P. Robards)	Director	July 30, 2007

*	This amendment has been signed by each of the persons so indicated by the undersigned as Attorney-in-Fact.

/s/ DONALD C. BURKE* (Donald C. Burke, Attorney-in-Fact)	July 30, 2007

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EXHIBIT INDEX

Exhibit Number	Description
(n)(1)	Consent of Independent Registered Public Accounting Firm
(n)(2)	Consent of Morris, Nichols, Arshy & Tunnell LLP, special Delaware Counsel for Registrant